As filed with the Securities and Exchange Commission on July 11, 2025.

Registration Statement No. 333-288525

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BioVie Inc.

(Exact name of registrant as specified in its charter)

Nevada	2834	46-2510769
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

680 W Nye Lane Suite 201

Carson City, NV 89703

(775) 888-3162

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Cuong Do

Chief Executive Officer

c/o BioVie Inc.

680 W Nye Lane Suite 201

Carson City, NV 89703

(775) 888-3162

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copies to:

Stephen E. Older, Esq. Carly E. Ginley, Esq. McGuireWoods LLP 1251 Avenue of the Americas 20th Floor New York, New York, 10020 (212) 548-2100	Jeffrey J. Fessler, Esq. Stephen A. Cohen, Esq. Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, NY 10112-0015 (212) 653-8700

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED JULY 11, 2025

1,456,310 Units, Each Consisting of One Share of Class A Common Stock and One Warrant to Purchase One Share of Class A Common Stock

1,456,310 Pre-Funded Units, Each Consisting of One Pre-Funded Warrant to Purchase One Share of Class A Common Stock and One Warrant to Purchase One Share of Class A Common Stock

1,456,310 Shares of Class A Common Stock Underlying the Warrants

1,456,310 Shares of Class A Common Stock Underlying the Pre-Funded Warrants

BioVie Inc.

We are offering 1,456,310 units (“Units”) in a firm commitment underwritten offering, with each Unit consisting of (i) one share of Class A Common Stock, par value $0.0001 per share (the “Common Stock”), and (ii) one warrant to purchase one share of Common Stock (“Warrant”) at an assumed public offering price of $10.30 per Unit, the last reported sale price of our Common Stock as reported on The Nasdaq Capital Market (“Nasdaq”) on June 26, 2025. The actual public offering price per Unit will be determined between us and the underwriters at the time of pricing and may be at a discount to this assumed offering price. Therefore, the assumed public offering price used throughout this prospectus may not be indicative of the actual public offering price.

We are also offering 1,456,310 pre-funded units (the “Pre-funded Units”), with each Pre-funded Unit consisting of (i) one pre-funded warrant (“Pre-funded Warrant”) to purchase one share of our Common Stock and (ii) one Warrant to purchase one share of Common Stock, to those purchasers whose purchase of Units in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding shares of Common Stock immediately following the consummation of this offering. The purchase price of each Pre-funded Unit is equal to the price per Unit being sold to the public in this offering, minus $0.0001.

Each Warrant will entitle the holder to purchase one share of Common Stock at an exercise price of $12.875 (representing 125% of the assumed public offering price of $10.30 per Unit, the last reported sale price of our Common Stock as reported on Nasdaq on June 26, 2025) and expire five (5) years from date of issuance. Each Pre-funded Warrant will be immediately exercisable and may be exercised at any time until all of the Pre-funded Warrants are exercised in full. For each Pre-funded Unit we sell, the number of Units that we are offering will be decreased on a one-for-one basis.

The Common Stock and Pre-funded Warrants, as the case may be, and the accompanying Warrants, can only be purchased together in this offering but will be issued separately and will be immediately separable upon issuance. Pursuant to the registration statement of which this prospectus forms a part, we are also registering the shares of Common Stock issuable upon exercise of the Warrants and Pre-funded Warrants included in the Units and Pre-funded Units offered hereby.

Our shares of Common Stock are listed on Nasdaq under the symbol “BIVI.” On July 8, 2025, the last reported sales price of our Common Stock on Nasdaq was $8.47 per share. There is no established trading market for the Pre-funded Warrants or Warrants. We intend to apply to list the Warrants on Nasdaq under the symbol “BIVIW”. We cannot guarantee that the Warrants will be approved for listing on Nasdaq. We do not intend to list the Pre-funded Warrants on any securities exchange or nationally recognized trading system and do not expect a trading market to develop for the Pre-funded Warrants.

At a special meeting of the Company’s stockholders held on June 23, 2025, the Company’s stockholders approved a proposal to grant the Board of Directors of the Company (the “Board”) authority, in its sole discretion, prior to the one-year anniversary of such special meeting, to effect a reverse stock split of the outstanding shares of Common Stock, at a ratio between 1-for-5 and 1-for-10. On June 26, 2025, pursuant to the authority granted by the Company’s stockholders, the Board approved a reverse stock split of our Common Stock at a ratio of 1-for-10 (the “Reverse Stock Split”). The Reverse Stock Split became effective at 12:01 a.m. Eastern Time on July 7, 2025. Other than our historical financial statements and notes thereto included herein, and except where otherwise noted, all references to our Common Stock presented in this prospectus have been adjusted to give retroactive effect to the Reverse Stock Split.

Investing in our Common Stock involves a high degree of risk. See “Risk Factors” beginning on page 10.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Per Pre-funded Unit	Total
Public offering price	$	$	$
Underwriting discounts and commissions (7.0%)(1)	$	$	$
Proceeds, before expenses, to us	$	$	$

(1)	We refer you to “Underwriting” beginning on page 10 for additional information regarding the underwriters’ compensation.

We have granted a 45-day option to the underwriters to purchase up to 218,447 additional shares of Common Stock and/or up to 218,447 additional Pre-funded Warrants and/or up to 218,447 additional Warrants, or any combination thereof, solely to cover over-allotments, if any.

The underwriters expect to deliver the shares to purchasers on or about                , 2025.

ThinkEquity

The date of this prospectus is                , 2025

ABOUT THIS PROSPECTUS

The registration statement we filed with the Securities and Exchange Commission (the “SEC”) includes exhibits that provide more detail of the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC before making your investment decision. You should rely only on the information provided in this prospectus. You should not assume that the information contained in this prospectus or any related free writing prospectus is accurate on any date subsequent to the date set forth on the front of the document, even though this prospectus or any related free writing prospectus is delivered, or securities are sold, on a later date. This prospectus contains or incorporates by reference summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been or will be filed, and you may obtain copies of those documents as described in this prospectus supplement under the heading “Where You Can Find More Information.”

You should rely only on the information that we have included in this prospectus and any related free writing prospectus that we may authorize to be provided to you. Neither we, nor the underwriters, have authorized any dealer, salesman or other person to give any information or to make any representation other than those contained in this prospectus or any related free writing prospectus that we may authorize to be provided to you. You must not rely upon any information or representation not contained in this prospectus or any related free writing prospectus. This prospectus and any related free writing prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor does this prospectus or any related free writing prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

At a special meeting of the Company’s stockholders held on June 23, 2025, the Company’s stockholders approved a proposal to grant the Board authority, in its sole discretion, prior to the one-year anniversary of such special meeting, to effect a reverse stock split of the outstanding shares of Common Stock, at a ratio between 1-for-5 and 1-for-10. On June 26, 2025, pursuant to the authority granted by the Company’s stockholders, the Board approved a reverse stock split of our Common Stock at a ratio of 1-for-10. The Reverse Stock Split became effective at 12:01 a.m. Eastern Time on July 7, 2025. Other than our historical financial statements and notes thereto included herein, and except where otherwise noted, all references to our Common Stock presented in this prospectus have been adjusted to give retroactive effect to the Reverse Stock Split.

For investors outside the United States (“U.S.”): We and the underwriters have not done anything that would permit this offering or the possession or distribution of this prospectus in any jurisdiction where action for those purposes is required, other than in the U.S. Persons outside the U.S. who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities and the distribution of this prospectus outside of the U.S.

References to the “Company,” “BioVie,” “we,” “us,” “our” and similar terms in this prospectus are to BioVie Inc. and its consolidated subsidiaries, unless the context otherwise requires. This document includes trade names and trademarks of other companies. All such trade names and trademarks appearing in this document are the property of their respective holders.

Prospectus Summary

This summary highlights certain information about us and certain information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before making an investment decision. For a more complete understanding of the Company, you should read and consider carefully the more detailed information included in this prospectus, including the factors described under the heading “Risk Factors,” on page 10 of this prospectus, before making an investment decision.

Overview of the Company

We are a clinical-stage company developing innovative drug therapies for the treatment of neurological and neurodegenerative disorders and advanced liver disease.

Neurodegenerative Disease Program

The Company acquired the biopharmaceutical assets of NeurMedix, Inc. (“NeurMedix”) a privately held clinical-stage pharmaceutical company and a related party in June 2021. The acquired assets included NE3107 or (“bezisterim”). Bezisterim, the approved generic name for NE3107 is an investigational, novel, orally administered small molecule that is thought to inhibit inflammation-driven insulin resistance and major pathological inflammatory cascades with a novel mechanism of action. There is emerging scientific consensus that both inflammation and insulin resistance may play fundamental roles in the development of Alzheimer’s disease (“AD”) and Parkinson’s disease (“PD”), and bezisterim could, if approved by the U.S. Food and Drug Administration (“FDA”), represent an entirely new medical approach to treating these devastating conditions affecting an estimated 6 million Americans suffering from AD , 1 million Americans suffering from PD and Long COVID affects approximately 20 million adults in the US, and millions more worldwide.

In neurodegenerative disease, the Company’s drug candidate bezisterim is an orally bioavailable, Blood Brain Barrier (“BBB”)-permeable, insulin-sensitizer that is also anti-inflammatory. In addition, it is not immunosuppressive and has a low risk of drug-drug interaction. Bezisterim inhibits activation of inflammatory action extracellular single regulated kinase (“ERK”) and nuclear factor kappa-light-chain-enhancer of activated B cells (“NFκB”) (including interactions with tumor necrosis factor (“TNF”) signaling and other relevant inflammatory pathways) that lead to neuroinflammation and insulin resistance. By binding to ERK and selectively modulating NFκB activation and TNF-α production and not interfere with their homeostatic functions, BioVie believes that bezisterim may offer clinical improvements in several disease indications, including PD, AD and long COVID.

BioVie has conducted and reported efficacy data on its Phase 3 randomized, double-blind, placebo-controlled, parallel-group, multicenter study to evaluate bezisterim in patients who have mild-to-moderate AD (NCT04669028). Results of a Phase 2 investigator-initiated trial (NCT05227820) showing bezisterim-treated patients experienced improved cognition and biomarker levels were presented at the Clinical Trials on Alzheimer’s Disease (CTAD) annual conference in December 2022. An estimated six million Americans suffer from AD. A Phase 2 study of bezisterim in PD (NCT05083260) has been completed, and data presented at the AD/PD™ 2023 International Conference on Alzheimer’s and Parkinson’s Diseases and related neurological disorders in Gothenburg, Sweden in March 2023 showed significant improvements in “morning on” symptoms and clinically meaningful improvement in motor control in patients treated with a combination of bezisterim and levodopa vs. patients treated with levodopa alone, and no drug-related adverse events.

In long COVID, bezisterim has the potential to reduce neurological symptoms including fatigue and cognitive dysfunction. Persistently circulating viral spike proteins are believed to trigger TLR-4 driven activation of NFκB and the subsequent expression of inflammatory cytokines (IL-6, TNF, IFNg).

A. Parkinson’s Disease (NCT05083260)

Parkinson’s disease (PD) is a progressive neurodegenerative disease most often characterized by tremors, muscle rigidity, slowness of movement, postural instability, and difficulties with speech. Compelling evidence implicates inflammation and insulin resistance in the initiation and progression of the disease – likely both due to their respective roles in dopamine dysfunction in the brain and neurodegeneration. Current therapeutic approaches provide only symptomatic relief, but do not modify disease progression.

PD is driven in large part by neuroinflammation and activation of brain microglia, leading to increased proinflammatory cytokines (particularly TNF). Multiple daily administrations of levodopa (converted to dopamine in the brain) is the current standard of care treatment for this movement disorder. However, levodopa effectiveness diminishes over time necessitating increased dosage and prolonged daily administration leads to side effects of uncontrolled movements called levodopa-induced dyskinesia, commonly referred to as LID, which is exacerbated by high dose levodopa. Although levodopa provides symptomatic benefit, it does not slow PD progression.

The Company designed a new Phase 2b study of bezisterim as a potential first line therapy to treat patients with new onset PD. This trial will be evaluating the safety and efficacy of bezisterim on motor and non-motor symptoms in patients with PD who haven’t been treated with carbidopa/levodopa. The PD Phase 2b study , multicenter, randomized, double-blind, placebo-controlled trial with a hybrid decentralized design will last 20 weeks from the initial screening phase to the safety follow up. In July 2024, the Company submitted the new protocol and received a response from the FDA permitting the Company to proceed with the study. The trial commenced in April 2025.

The Phase 2 study of bezisterim for the treatment of PD (NCT05083260) that completed in December 2022, was a double-blind, placebo-controlled, safety, tolerability, and pharmacokinetics study in PD participants treated with carbidopa/levodopa and bezisterim. Forty-five patients with a defined L-dopa “off state” were randomized 1:1 to placebo: bezisterim 20 mg twice daily for 28 days. This trial was launched with two design objectives: 1) the primary objective was safety and a drug-drug interaction study as requested by the FDA to measure the potential for adverse interactions of bezisterim with carbidopa/ levodopa; and 2) the secondary objective was to determine if preclinical indications of promotoric activity and apparent enhancement of levodopa activity could be seen in humans. Both objectives were met.

B. Long COVID Program

About Long COVID

Long COVID is a condition in which symptoms of COVID-19, the acute respiratory disease caused by the SARS-CoV-2 virus, persist for an extended period, generally three months or more. Common symptoms include lingering loss of smell and taste, extreme fatigue, and “brain fog,” though persistent cardiovascular and respiratory problems, muscle weakness, and neurologic issues have also been documented.

Approximately 20 million individuals in the U.S. currently or previously have long COVID, with millions more impacted worldwide.1,2 Studies estimate that approximately 10-30% of individuals who contract COVID-19 experience lingering symptoms for months or even years, with fatigue, brain fog, and cognitive impairment significantly impacting daily functioning and quality of life. Despite the growing recognition of long COVID as a serious condition, treatment options remain limited, and many patients struggle to find effective relief for their symptoms. The loss in quality of life and earnings and increased medical costs has an enormous economic impact estimated to be $3.7 trillion. To date there are no non-pharmacological or pharmacological therapies proven effective for treatment of long COVID

In April 2024, the Company was awarded a clinical trial grant of $13.1 million from the U.S. Department of Defense (“DOD”), awarded through the Peer Reviewed Medical Research Program of the Congressionally Directed Medical Research Programs. In August 2024, U.S. Army Medical Research and Development Command, Office of Human Research Oversight (“OHRO”) approved the Company’s plan to evaluate bezisterim for the treatment of neurological symptoms that are associated with long COVID. and the FDA authorized our Investigational New Drug (“IND”) application for bezisterim allowing the Company to study a novel, anti-inflammatory approach or the treatment of the debilitating neurocognitive symptoms associated with long covid.

The Phase 2 ADDRESS-LC study, which is fully funded by a grant from the DOD, is a randomized (1:1), placebo-controlled, multicenter trial evaluating the efficacy, safety and tolerability of bezisterim in adult participants with long COVID who have cognitive impairment sequelae and fatigue. Individuals who have been diagnosed with long COVID and have neurocognitive dysfunction and self-reported fatigue may meet qualification criteria and can visit www.addressLC.com to learn more.

The trial commenced in May 2025. As of April 2025, the Company was reimbursed approximately $2.9 million for trial costs incurred for the nine months ended March 31, 2025.

C. Alzheimer’s Disease (NCT05083260)

On November 29, 2023, the Company announced the analysis of its unblinded, topline efficacy data from its Phase 3 clinical trial (NCT04669028) of bezisterim in the treatment of mild to moderate AD. The study had co-primary endpoints looking at cognition using the Alzheimer’s Disease Assessment Scale-Cognitive Scale (ADAS-Cog 12) and function using the Clinical Dementia Rating-Sum of Boxes (CDR-SB). Patients were randomly assigned, 1:1 versus placebo, to receive sequentially 5 mg of bezisterim orally twice a day for 14 days, then 10 mg orally twice a day for 14 days, followed by 26 weeks of 20 mg orally twice daily.

Upon trial completion, as the Company began the process of unblinding the trial data, the Company found significant deviation from protocol and current good clinical practices (“cGCPs”) violations at 15 study sites (virtually all of which were from one geographic area). This highly unusual level of suspected improprieties led the Company to exclude all patients from these sites and to refer the sites to the FDA Office of Scientific Investigations (“OSI”) for potential further action. After the patient exclusions, 81 patients remained in the Modified Intent to Treat population, 57 of whom were in the Per-Protocol population which included those who completed the trial and were verified to take study drug from pharmacokinetic data.

The trial was originally designed to be 80% powered with 125 patients in each of the treatment and placebo arms. The unplanned exclusion of so many patients left the trial underpowered for the primary endpoints. In the Per-Protocol population, which included those patients who completed the trial and who were further verified to have taken the study drug (based on pharmacokinetic data), an observed descriptive change from baseline appeared to suggest a slowing of cognitive loss; these same patients experienced an advantage in age deceleration vs. placebo as measured by DNA epigenetic change. Age deceleration is used by longevity researchers to measure the difference between the patient’s biological age, in this case as measured by the Horvath DNA methylation Skin Blood Clock, relative to the patient’s actual chronological age. This test was a non-primary/secondary endpoint, other-outcome measure, done via blood test collected at week 30 (end of study). Additional DNA methylation data continues to be collected and analyzed.

Liver Cirrhosis Program

In liver disease, our investigational drug candidate BIV201 (continuous infusion terlipressin), which was granted both FDA Fast Track designation status and FDA Orphan Drug Status, is being evaluated as a treatment option for patients suffering from ascites and other life-threatening complications of advanced liver cirrhosis caused by non-alcoholic steatohepatitis (NASH), hepatitis, and alcoholism. The initial target for BIV201 therapy was refractory ascites. These patients suffer from frequent life-threatening complications, generate more than $5 billion in annual treatment costs, and have an estimated 50% mortality rate within 6 to 12 months.

After receiving guidance from the FDA regarding the design of Phase 3 clinical testing of BIV201 for the treatment of patients with cirrhosis and ascites, the Company is now targeting a broader ascites patient population. The Company is currently finalizing the protocol design for the Phase 3 study of BIV201 with a focus on demonstrating clinical benefit through a composite primary endpoint of complications and disease progression in patients with cirrhosis and ascites who have recently recovered from acute kidney injury (“AKI”). This patient population is not limited to those having refractory ascites. BIV201 is administered as a patent-pending liquid formulation with patents issued in the U.S., China, Japan, Chile and India to date. Ascites is a common complication of advanced liver cirrhosis involving the accumulation of large volumes of fluid in the abdomen, often exceeding five liters, due to liver and kidney dysfunction. BIV201 is a continuous infusion of terlipressin, a drug used in over 40 countries to treat related complications of liver cirrhosis (Type 1 hepatorenal syndrome and bleeding esophageal varices) that was approved in the U.S. in 2022 (to improve kidney function in adults with hepatorenal syndrome with rapid reduction in kidney function) but is not approved in Japan. With its novel room temperature stable formulation in a pre-filled syringe, we believe BIV201 could potentially provide a superior terlipressin drug delivery system throughout the world. The goal of BIV201 therapy is to target the pathophysiology that contributes to ascites production, acute kidney injury and complications of cirrhosis that are associated with significant mortality.

In June 2021, BioVie initiated a Phase 2 study (NCT04112199) designed to evaluate the efficacy of BIV201 (terlipressin, administered by continuous infusion for two 28-day treatment cycles) combined with standard-of-care (“SOC”), compared to SOC alone, for the treatment of refractory ascites. The primary endpoints of the study were the incidence of ascites-related complications and change in ascites fluid accumulation during treatment compared to a pre-treatment period. By October 12, 2022, there were 15 patients enrolled for treatment and the last patient completed treatment on May 8, 2023. In March 2023, enrollment was paused and that data from the first 15 patients treated with BIV201 plus SOC appeared to show at least a 30% reduction in ascites fluid during the 28 days after treatment initiation compared to the 28 days prior to treatment. The change in ascites volume was significantly different from those patients receiving SOC treatment. Patients who completed the treatment with BIV201 experienced a 53% reduction in ascites fluid, which was sustained (43% reduction) during the three months after treatment initiation as compared to the three-month pre-treatment period. In June 2023 and December 2024, BioVie received guidance from the FDA regarding the design and endpoints for definitive Phase 3 clinical testing of BIV201.

Our proprietary novel liquid formulation of terlipressin is designed to improve convenience for outpatient administration and avoid potential formulation errors when pharmacists reconstitute the current powder version of terlipressin. To date, analytical testing results have confirmed room temperature stability of the prefilled syringe in storage for 2 years, with the potential for up two years stability. Room temperature storage presents a key product differentiation versus terlipressin products in countries where the drug is approved. To the best of the Company’s knowledge, all other terlipressin products sold globally must be stored under refrigeration and there is no prefilled syringe format of terlipressin available for treating patients in these countries. BioVie has also filed a Patent Cooperation Treaty (“PCT”) application covering our novel liquid formulations of terlipressin (international patent application PCT/US2020/034269, published as WO2020/237170) and to date patents have been granted in the U.S. (Patent no. 12,156,898), India (Patent No. 540813), Chile (Patent No. 68.965), China (Patent No. ZL 202080050758.X), and Japan (7579811).

We believe BIV201 (continuous infusion terlipressin) has the potential to improve the health of thousands of patients suffering from life-threatening complications of liver cirrhosis due to hepatitis, nonalcoholic steatohepatitis, and alcoholism. The FDA has granted Fast-Track status and Orphan Drug designation for ascites (due to all etiologies except cancer), which is the most common complication related to liver cirrhosis and represents a significant unmet medical need. Patients with cirrhosis and ascites account for an estimated 116,000 U.S. hospital discharges annually, with frequent early readmissions. According to the HCUP Nationwide Readmissions Database 2016, those requiring paracentesis (removal of ascites fluid) experience an average hospital stay lasting eight days incurring over $86,000 in medical costs. This translates into a total potentially addressable ascites market size for BIV201 therapy exceeding $650 million based on Company estimates.

The FDA has never approved any drug specifically for treating ascites. After receiving guidance from FDA in 2023 and again in 2025, the Company is currently finalizing the protocol design for a Phase 3 study of BIV201 with a focus on demonstrating clinical benefit through a composite primary endpoint of complications and disease progression in patients with cirrhosis and ascites who have recently recovered from acute kidney injury (“AKI”).

The BIV201 development program was initiated by LAT Pharma LLC. On April 11, 2016, BioVie acquired LAT Pharma LLC and the rights to its BIV201 development program and currently owns all development and marketing rights to this drug candidate. Pursuant to the Agreement and Plan of Merger entered into on April 11, 2016, between predecessor entities, LAT Pharma LLC and NanoAntibiotics, Inc., BioVie is obligated to pay a low single digit royalty on net sales of BIV201 (continuous infusion terlipressin) to be shared among LAT Pharma Members, PharmaIn Corporation, and The Barrett Edge, Inc. Pursuant to the separation agreement to be entered into between the Company and BioVie, the Company will assume the royalty agreement and will be obligated to pay 5.0% on net sales of BIV201 (continuous infusion terlipressin) to be shared among LAT Pharma Members, PharmaIn Corporation, and The Barrett Edge, Inc.

Recent Developments

At a special meeting of the Company’s stockholders held on June 23, 2025, the Company’s stockholders approved a proposal to grant the Board authority, in its sole discretion, prior to the one-year anniversary of such special meeting, to effect a reverse stock split of the outstanding shares of Common Stock, at a ratio between 1-for-5 and 1-for-10. On June 26, 2025, pursuant to the authority granted by the Company’s stockholders, the Board approved a reverse stock split of our Common Stock at a ratio of 1-for-10. The Reverse Stock Split became effective at 12:01 a.m. Eastern Time on July 7, 2025 (the “Effective Time”). When the Reverse Stock Split became effective, every ten (10) shares of the Company’s issued and outstanding Common Stock immediately prior to the Effective Time were automatically reclassified into one (1) share of Common Stock, without any change in the par value per share. The Reverse Stock Split reduced the number of shares of Common Stock issuable upon the exercise or vesting of the Company’s outstanding stock options, restricted stock units and warrants in proportion to the ratio of the Reverse Stock Split and caused a proportionate increase in the exercise prices of such stock options and warrants. The Reverse Stock Split did not change the total number of authorized shares of Common Stock.

No fractional shares were issued as a result of the Reverse Stock Split. Stockholders who otherwise were entitled to receive a fractional share in connection with the Reverse Stock Split received one full share of the post-reverse stock split Common Stock in lieu of such fractional share. Commencing on July 7, 2025, trading of our Common Stock continued on The Nasdaq Capital Market on a Reverse Stock Split-adjusted basis.

Other than our historical financial statements and notes thereto included herein, and except where otherwise noted, all references to our Common Stock presented in this prospectus have been adjusted to give retroactive effect to the Reverse Stock Split.

Risk Factor Summary

Our business operations are subject to numerous risks, factors and uncertainties, including those outside of our control, which could cause our actual results to be harmed, including risks regarding the following:

Risks Relating to Our Business and Industry

•	If these third parties contractors do not successfully carry out their contractual duties or meet expected deadlines or do not successfully perform and comply with regulatory requirements, we may not be able to obtain regulatory approval of or commercialize our product candidates.
•	Successful development of biopharmaceuticals is highly uncertain and is dependent on numerous factors, many of which are beyond our control.
•	The concentration of our assets within certain financial institutions could have a material adverse effect on its business, financial condition and results of operations.
•	We are currently subject to securities class action litigation and may be subject to similar or other litigation in the future, which may have a material adverse effect on our business.
•	We have no products approved for commercial sale, have never generated any revenues, and may never achieve revenues or profitability, which could cause us to cease operations.
•	We are a development stage company with a limited operating history, making it difficult for you to evaluate our business and your investment.
•	If the FDA or comparable foreign regulatory authorities approve generic versions of any of our product candidates that receive marketing approval, or such authorities do not grant our products sufficient, or any, periods of exclusivity before approving generic versions of our products, the sales of our products could be adversely affected.
•	If we fail to obtain or maintain Orphan Drug exclusivity for BIV201, we will have to rely on other potential marketing exclusivity and on our intellectual property rights.
•	We will need to raise substantial additional capital in the future to fund our operations, which could have a materially adverse effect on our business.
•	We have limited experience in drug development and may not be able to successfully develop any drugs, which would cause us to cease operations.
•	Development of pharmaceutical products is a time-consuming process, subject to a number of risks, many of which are outside of our control.
•	We may expend our limited resources to pursue a particular drug candidate or indication and fail to capitalize on drug candidates or indications that may be more profitable or for which there is a greater likelihood of success.
•	We have no manufacturing experience, and the failure to comply with all applicable manufacturing regulations and requirements could have a materially adverse effect on our business.
•	We do not currently have the sales and marketing personnel necessary to sell products, and the failure to hire and retain such staff could have a materially adverse effect on our business.
•	Even if we were to successfully develop approvable drugs, we will not be able to sell these drugs if we or our third-party manufacturers fail to comply with manufacturing regulations.
•	We must comply with significant and complex government regulations, compliance with which may delay or prevent the commercialization of our product candidates.
•	We may face business disruption and related risks if there is another pandemic.
•	The loss or unavailability of our management could put us at a competitive disadvantage.
•	We may not be able to attract and retain highly skilled personnel.
•	We may be unable to compete with enterprises in the highly competitive biotechnology and biopharmaceutical industries and those equipped with more substantial resources than us.
•	There may be conflicts of interest among our officers, directors and stockholders.
•	We indemnify our officers and directors against liability to us and our security holders, and such indemnification could increase our operating costs.

 Risks Relating to Our Intellectual Property

•	We may be unable to obtain or protect intellectual property rights relating to our product candidates.
•	If we fail to comply with our obligations in the licensing and collaboration agreements, our competitive position, business, financial condition, results of operations and prospects could be harmed.
•	Compliance with federal regulations such as “march-in” rights may limit our exclusive rights and our ability to contract with non-U.S. manufacturers.
•	Patent terms may be inadequate to establish our competitive position on our drug candidates for an adequate amount of time.
•	We may not be able to protect our intellectual property rights throughout the world.
•	Changes in patent law could diminish the value of our patents and impair our ability to protect our drug candidate.
•	We may be involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time-consuming and unsuccessful, and our patents could be found invalid or unenforceable.
•	Our failure to identify relevant third-party patents or correctly interpret the relevance, scope or expiration of patents, we may be subject to infringement claims or may not be able to develop our drug candidates.
•	Third parties may initiate legal proceedings alleging that we are infringing, misappropriating or otherwise violating their intellectual property rights.
•	We may be subject to claims by third parties asserting that we or our employees have infringed, misappropriated or otherwise violated their intellectual property rights, or claiming ownership of what we regard as our own intellectual property.
•	We may be subject to claims challenging the inventorship of our patents and other intellectual property.
•	Intellectual property rights do not necessarily address all potential threats.
•	Intellectual property litigation may lead to unfavorable publicity that harms our reputation and causes the market price of shares of our Common Stock to decline.

Risks Relating to this Offering and Our Common Stock

•	You may experience immediate and substantial dilution in the net tangible book value per share of our Common Stock you purchase in this offering.
•	Our management will have broad discretion over the use of the net proceeds from this offering, may invest or spend the proceeds raised in this offering in ways with which you may not agree and the proceeds may not yield a significant return.
•	Our stock price is and may continue to be volatile and you may not be able to resell our Common Stock at or above the price you paid.
•	Nasdaq may seek to delist our Common Stock if it concludes this offering does not qualify as a public offering as defined under Nasdaq’s stockholder approval rule.
•	We do not intend to pay dividends on our Common Stock, so any returns will be limited to the value of our Common Stock.
•	You may experience future dilution as a result of future equity offerings or if we issue shares subject to options, warrants, stock awards or other arrangements.
•	Limited trading market for our Common Stock could make it difficult to liquidate an investment.
•	There is no established public trading market for the Pre-funded Warrants or Warrants being offered in this offering, and we do not expect a market to develop for the Pre-funded Warrants or Warrants.
•	The Pre-funded Warrants or Warrants are speculative in nature.
•	The Reverse Stock Split has caused and could further cause our stock price to decline relative to its value before the Reverse Stock Split and decrease the liquidity of shares of our Common Stock
•	Any failure to maintain effective internal control over financial reporting could harm us.
•	The lack of public company experience of our management team could negatively affect our business.
•	Investors may be less attracted to our Common Stock because we are as a smaller reporting company.
•	We are subject to the periodic reporting requirements of the Exchange Act, which require us to incur audit fees and legal fees in connection with the preparation of such reports. These additional costs will negatively affect our ability to earn a profit.
•	Because we do not intend to pay any cash dividends on our Common Stock, our stockholders will not be able to receive a return on their shares unless they sell them.
•	We are authorized to issue “blank check” preferred stock without stockholder approval, which could adversely impact the rights of holders of our securities.
•	Provisions in our Articles of Incorporation, our Bylaws, and Nevada law might discourage, delay or prevent a change in control of our company or changes in our management and, therefore, depress the trading price of our Common Stock.

Corporate Information

Our principal executive office is located at 680 W. Nye Lane, Suite 201, Carson City, Nevada 89703, and our phone number is (775) 888-3162. Our corporate website address is located at www.bioviepharma.com. The information on or accessed through our website is not incorporated in this prospectus or the registration statement of which this prospectus forms a part.

The Offering

Units offered by us:	1,456,310 Units with each Unit consisting of (i) one share of Common Stock and (ii) one Warrant to purchase one share of Common Stock at an assumed public offering price of $10.30 per Unit, the last reported sale price of our Common Stock as reported on Nasdaq on June 26, 2025.

Pre-funded Units offered by us:

We are also offering 1,456,310 Pre-funded Units with each Pre-funded Unit consisting of (i) one Pre-funded Warrant to purchase one share of Common Stock and (ii) one Warrant to purchase one share of Common Stock at an assumed public offering price equal to the price per Unit being sold to the public in this offering minus $0.0001, to those purchasers whose purchase of Units in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding Common Stock immediately following the consummation of this offering.

The Pre-funded Warrants will be immediately exercisable and may be exercised at any time until exercised in full at an exercise price of $0.0001 per share. This prospectus also relates to the offering of Common Stock issuable upon exercise of the Pre-funded Warrants sold in this offering.

For each Pre-funded Unit we sell, the number of Units that we are offering will be decreased on a one-for-one basis.

For additional information regarding the terms of the Pre-funded Warrants, see “Description of Capital Stock and Securities We Are Offering.”

Warrants offered by us:

Each Warrant will entitle the holder to purchase one share of Common Stock at an exercise price of $12.875 (representing 125% of the assumed public offering price of $10.30 per Unit, the last reported sale price of our Common Stock as reported on Nasdaq on June 26, 2025) and expire five (5)  years from date of issuance. This prospectus also relates to the offering of Common Stock issuable upon exercise of the Warrants sold as part of the Units in this offering. The terms of the Warrants will be governed by a warrant agent agreement, dated as of the closing date of this offering, that we expect to enter into with West Coast Stock Transfer, Inc., as the warrant agent.

For additional information regarding the terms of the Warrants, see “Description of Capital Stock and Securities We Are Offering.”

Common Stock to be outstanding after this offering:	3,316,396 shares (or 3,534,843 shares if the underwriters exercise their over-allotment option to purchase additional shares in full) based on an assumed public offering price of $10.30 per share (which is the last reported sale price of our Common Stock on Nasdaq on June 26, 2025) and assumes no sale of Pre-funded Units, which, if sold, would reduce the number of shares of Common Stock that we are offering on a one-for-one basis.

Over-allotment Option:	We have granted the underwriters a 45 day option from the closing of this offering, exercisable one or more times in whole or in part, to purchase up to an additional shares of Common Stock and/or up to an additional Pre-funded Warrants and/or up to an additional Warrants or any combination thereof (15% of the total number of shares of Common Stock, Pre-funded Warrants and Warrants to be offered by us in the offering) solely to cover over-allotments, if any.

The over-allotment option purchase price to be paid per additional share of Common Stock or Pre-funded Warrant by the underwriters shall be equal to the public offering price of one Unit or one Pre-funded Unit, respectively, less $0.01 allocated to the Warrants and less the underwriting discount, and the purchase price to be paid per additional Warrant shall be equal to $0.01, less the underwriting discount.

Representative’s Warrants:	We have agreed to issue the Representative or its designees at the closing of this offering a warrant to purchase the number of shares of Common Stock equal to 5.0% of the aggregate number of Units and Pre-Funded Units sold in this offering. Each Representative’s Warrant will have an exercise price of $12.875 per share (representing 125% of the assumed public offering price of $10.30 per Unit, the last reported sale price of our Common Stock as reported on Nasdaq on June 26, 2025), is immediately exercisable and will expire on the four- and one-half year anniversary of the date that is 180 days from the commencement of sales of the securities issued in this offering. The Representative’s Warrants will provide for registration rights (including a one-time demand registration right and unlimited piggyback rights) and customary anti-dilution provisions.

Use of proceeds:	We intend to use the net proceeds from this offering for working capital and general corporate purposes. See “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Risk factors:	Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 10 for a discussion of the factors you should consider carefully before you decide to invest in our securities.

Listing:	Our Common Stock is listed on Nasdaq under the symbol “BIVI.” There is no established trading market for the Pre-funded Warrants or Warrants. We intend to apply to list the Warrants on Nasdaq under the symbol “BIVIW”. We cannot guarantee that the Warrants will be approved for listing on Nasdaq. We do not intend to list the Pre-funded Warrants on any securities exchange or nationally recognized trading system and do not expect a trading market to develop for the Pre-funded Warrants.

The number of shares of our Common Stock outstanding before this offering and to be outstanding after this offering is based on 1,860,086 shares of our Common Stock outstanding as of June 30, 2025, and excludes:

•	84,872 shares of our Common Stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $ 286.20 per share;

•	960,098 shares of our Common Stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $35.02 per share;

•	7,212 shares of our Common Stock issuable upon vesting of restricted stock units issued under our equity incentive plan.

Unless otherwise indicated, this prospectus supplement reflects and assumes the following:

•	the effectiveness of the Reverse Stock Split at a ratio of 1-for-10, which became effective at 12:01 a.m. Eastern Time on July 7, 2025;

•	no exercise of outstanding options or warrants;

•	no exercise of the underwriters’ over-allotment option;

•	no exercise of the Pre-Funded Warrants and Warrants issued and sold in this offering; and

•	no exercise of the Representative’s Warrants to be issued upon consummation of this offering at an exercise price equal to 125% of the offering price of our Common Stock.

Risk Factors

Investing in shares of our Common Stock involves a high degree of risk. Before deciding whether to invest in shares of our Common Stock, you should consider carefully the risks and uncertainties discussed in this prospectus and any prospectus supplement and any free writing prospectus that we may authorize. Please also read carefully the section titled “Cautionary Note Regarding Forward-Looking Statements.”

Risks Relating to Our Business and Industry

We rely and will continue to rely on third parties to conduct our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines or do not successfully perform and comply with regulatory requirements, we may not be able to obtain regulatory approval of or commercialize our product candidates.

We depend, and will continue to depend, on third parties, including, but not limited to, contract research organizations (“CROs”), clinical trial sites and clinical trial principal investigators, contract laboratories, IRBs, manufacturers, suppliers, and other third parties to conduct our clinical trials, including those for our drug candidates bezisterim (NE3107) and BIV201. We rely heavily on these third parties over the course of our clinical trials, and we control only certain aspects of their activities. Nevertheless, we retain ultimate responsibility for ensuring that each of our studies is conducted in accordance with the protocol and applicable legal, regulatory, and scientific standards and regulations, and our reliance on third parties does not relieve us of our regulatory responsibilities. We and these third parties are required to comply with cGCPs, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for the conduct of clinical trials on product candidates in clinical development. Regulatory authorities enforce cGCPs through periodic inspections and for-cause inspections of clinical trial principal investigators and trial sites. If, due to the failure of either the Company or a third party, a clinical trial fails to comply with applicable cGCPs, FDA’s IND requirements, other applicable regulatory requirements, or requirements set forth in the applicable IRB-approved protocol, the Company may be required to conduct additional clinical trials to support our marketing applications, which would delay the regulatory approval process. For example, our drug product candidate bezisterim (NE3107) was cleared by FDA for use in a Phase 3, randomized, double blind, placebo controlled, parallel group, multicenter study in subjects who have mild to moderate AD. Enrollment in that trial began in August 2021, with a planned primary completion in late 2022/early 2023. On November 29, 2023, the Company announced topline efficacy data from its Phase 3 clinical trial (NCT04669028) of bezisterim (NE3107) in the treatment of mild to moderate AD. Upon trial completion, as the Company began the process of analyzing the trial data, the Company found significant deviations from the protocol and cGCP violations at 15 study sites (virtually all of which were from one geographic area). This highly unusual level of suspected improprieties led the Company to exclude all patients from these sites. We subsequently notified FDA’s OSI of such significant deviations from study protocol, the suspected improprieties, and the study sites involved. The identification of significant deviations from study protocol and numerous GCP violations at multiple study sites raised questions regarding the validity and robustness of data from these study sites. The unplanned exclusion of so many patients left the trial underpowered for its primary endpoints. However, based on the remaining dataset from those other sites determined to be in compliance with the protocol and GCP’s, a preliminary signal of efficacy was detected. The Company is considering: (1) employing the adaptive trial feature of the protocol to continue enrolling patients to achieve statistical significance; and/or (2) designing a new Phase 3 study of bezisterim (NE3107) that leverages the most recent scientific literature relating to AD along with the company's understanding regarding the effects of bezisterim (NE3107) in persons with mild-moderate AD.

Although we design the clinical trials for our product candidates, our CROs are tasked with facilitating and monitoring these trials. As a result, many aspects of our clinical development programs, including site and investigator selection, and the conduct, timing, and monitoring of the study, is outside our direct control, either partially or in whole. Our reliance on third parties to conduct clinical trials also results in less direct control over the collection, management, and quality of data developed through clinical trials than would be the case if we were relying entirely upon our own employees. Communicating with third parties can also be challenging, potentially leading to mistakes as well as difficulties in coordinating activities. Our business may be impacted if any of these third parties violates applicable federal, state, or foreign laws and/or regulations, including but not limited to FDA’s IND regulations, cGCPs, fraud and abuse or false claims laws, healthcare privacy and data security laws, or provide us or government agencies with inaccurate, misleading, or incomplete data.

Successful development of biopharmaceuticals is highly uncertain and is dependent on numerous factors, many of which are beyond our control.

Product candidates that appear promising in the early phases of development may fail to reach the market for several reasons. Pre-clinical study results may show the product candidate to be less effective than desired (e.g., the study failed to meet its primary endpoints) or to have harmful or problematic side effects. Product candidates may fail to receive the necessary regulatory approvals or may be delayed in receiving such approvals. Among other things, such delays may be caused by slow enrollment in clinical studies; length of time to achieve study endpoints; additional time requirements for data analysis; IND and later new drug application preparation; discussions with the FDA; an FDA request for additional pre-clinical or clinical data; unexpected safety or manufacturing issues; manufacturing costs; pricing or reimbursement issues; clinical sites deviating from the trial protocol, committing scientific misconduct, or other violations of regulatory requirements - which can render data from those sites unusable in support of regulatory approval; or other factors that make the product not economical. Proprietary rights of others and their competing products and technologies may also prevent the product from being commercialized.

Success in pre-clinical and early clinical studies does not ensure that large-scale clinical studies will be successful. Clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. The length of time necessary to complete clinical studies and to submit an application for marketing approval for a final decision by a regulatory authority varies significantly from one product to the next, and may be difficult to predict. There can be no assurance that any of our products will develop successfully, and the failure to develop our products will have a materially adverse effect on our business and will cause you to lose all of your investment.

The concentration of our assets within a certain financial institution could have a material adverse effect on its business, financial condition and results of operations.

As of July 10, 2025, the Company had cash deposited in a certain financial institution in excess of federally insured levels. The Company regularly monitors the financial stability of these financial institutions and believes that it is not exposed to any significant credit risk in cash and cash equivalents. Bank failures, events involving limited liquidity, defaults, non-performance, or other adverse developments that affect financial institutions, or concerns or rumors about such events, may lead to liquidity constraints. In 2023, certain U.S. government banking regulators took steps to intervene in the operations of certain financial institutions due to liquidity concerns, which caused general heightened uncertainties in financial markets. While previous bank failures have not had a material direct impact on the Company’s operations, if further liquidity and financial stability concerns arise with respect to banks and financial institutions, either nationally or in specific regions, the Company’s ability to access cash or enter into new financing arrangements may be threatened, which could have a material adverse effect on its business, financial condition and results of operations.

We are currently subject to securities class action litigation and may be subject to similar or other litigation in the future, all of which will require significant management time and attention, result in significant legal expenses and may result in unfavorable outcomes, which may have a material adverse effect on our business, operating results and financial condition, and negatively affect the price of our Common Stock.

We are, and may in the future become, subject to various legal proceedings and claims that arise in or outside the ordinary course of business. For example, On January 19, 2024, a purported shareholder class action complaint, captioned Eric Olmstead v. BioVie Inc. et al., No. 3:24-cv-00035, was filed in the U.S. District Court for the District of Nevada, naming the Company and certain of its officers as defendants. On February 22, 2024, a second, related putative securities class action was filed in the same court asserting similar claims against the same defendants, captioned Way v. BioVie Inc. et al., No. 2:24-cv-00361. On April 15, 2024, the court consolidated these two actions under the caption In re BioVie Inc. Securities Litigation, No. 3:24-cv-00035, appointed the lead plaintiff, and approved selection of the lead counsel. On June 21, 2024, the lead plaintiff filed an amended complaint, alleging that the defendants made material misrepresentations and/or omissions of material fact relating to the Company’s business, operations, compliance, and prospects, including information related to the NM101 Phase 3 study and trial of bezisterim (NE3107) in mild to moderate probable Alzheimer’s Disease, in violation of Sections 10(b) and 20(a) of the Exchange Act, and Rule 10b-5 promulgated thereunder. The class action is on behalf of purchasers of the Company’s securities during the period from December 7, 2022 through November 28, 2023 and seeks unspecified monetary damages on behalf of the putative class and an award of costs and expenses, including attorney’s fees. The defendants filed a motion to dismiss the amended complaint on August 21, 2024, and that motion was fully briefed as of December 5, 2024. On March 27, 2025, the court denied the defendants’ motion to dismiss, allowing the case to move into fact discovery The defendants believe that the claims are without merit and intend to defend vigorously against them, but there can be no assurances as to the outcome.

It is possible that additional lawsuits will be filed, or allegations received from stockholders, with respect to these same or other matters and also naming us and/or our officers and directors as defendants. Such lawsuits and any other related lawsuits are subject to inherent uncertainties, and the actual defense and disposition costs will depend upon many unknown factors. The outcome of such lawsuits is necessarily uncertain. We could be forced to expend significant resources in the defense of the pending lawsuit and any additional lawsuits, and we may not prevail. In addition, we may incur substantial legal fees and costs in connection with such lawsuits. We currently are not able to estimate the possible cost to us from this matter, as the pending lawsuit is currently at an early stage, and we cannot be certain how long it may take to resolve the pending lawsuit or the possible amount of any damages that we may be required to pay. Monitoring, initiating and defending against legal actions is time-consuming for our management, is likely to be expensive and may detract from our ability to fully focus our internal resources on our business activities. We could be forced to expend significant resources in the settlement or defense of the pending lawsuit and any potential future lawsuits, and we may not prevail in such lawsuits.

Although we have insurance coverage that we believe applies to these actions, the coverage is subject to a $2 million deductible. That means that we are responsible for the first $2 million of loss arising from these actions, which includes both defense costs and damages, before any insurance coverage will apply. Furthermore, our insurance coverage may be insufficient, and our assets may be insufficient to cover any amounts that exceed our insurance coverage, and we may have to pay damage awards or otherwise may enter into a settlement arrangement in connection with such claim. A decision adverse to our interests in the pending lawsuit, or in similar or related litigation, could result in the payment of substantial damages, or possibly fines, and could have a material adverse effect on our business, our stock price, cash flow, results of operations and financial condition. We have not established any reserve for any potential liability relating to the pending lawsuit or any potential future lawsuits. Any such payments or settlement arrangements in current or future litigation could have a material adverse effect on our business, operating results or financial condition. In addition, such lawsuits may make it more difficult to finance our operations and affect our ability to make payments for damages.

We have no products approved for commercial sale, have never generated any revenues and may never achieve revenues or profitability, which could cause us to cease operations.

We have no products approved for commercial sale and, to date, we have not generated any revenue. Our ability to generate revenue depends heavily on (a) successful completion of one or more development programs demonstrating in human clinical trials that BIV201 and bezisterim (NE3107), our product candidates, are safe and effective; (b) our ability to seek and obtain regulatory approvals, including, without limitation, with respect to the indications we are seeking; (c) successful commercialization of our product candidates; and (d) market acceptance of our products. There are no assurances that we will achieve any of the forgoing objectives. Furthermore, our product candidates are in the development stage, and have not been fully evaluated in human clinical trials. If we do not successfully develop and commercialize our product candidates we will not achieve revenues or profitability in the foreseeable future, if at all. If we are unable to generate revenues or achieve profitability, we may be unable to continue our operations.

We are a development stage company with a limited operating history, making it difficult for you to evaluate our business and your investment.

Although our Company was incorporated on April 10, 2013, we are a development stage biopharmaceutical company with potential therapies that have not been fully evaluated in clinical trials, and our operations are subject to all of the risks inherent in the establishment of a new business enterprise, including but not limited to the absence of an operating history, the lack of commercialized products, insufficient capital, expected substantial and continual losses for the foreseeable future, limited experience in dealing with regulatory issues, the lack of manufacturing experience and limited marketing experience, possible reliance on third parties for the development and commercialization of our proposed products, a competitive environment characterized by numerous, well-established and well capitalized competitors and reliance on key personnel.

Since inception, we have not established any revenues or operations that would provide financial stability in the long term, and there can be no assurance that we will realize our plans on our projected timetable in order to reach sustainable or profitable operations.

Investors are subject to all the risks incident to the creation and development of a new business and each investor should be prepared to withstand a complete loss of his, her or its investment. Furthermore, the accompanying financial statements have been prepared assuming that we will continue as a going concern. We have not emerged from the development stage, and may be unable to raise further equity. These factors raise substantial doubt about our ability to continue as a going concern. The financial statements included elsewhere in this Form 10-K do not include any adjustments that might result from the outcome of this uncertainty.

Because we are subject to these risks, you may have a difficult time evaluating our business and your investment in our Company. Our ability to become profitable depends primarily on our ability to develop drugs, to obtain approval for such drugs, and if approved, to successfully commercialize our drugs, our research and development (“R&D”) efforts, including the timing and cost of clinical trials; and our ability to enter into favorable alliances with third-parties who can provide substantial capabilities in clinical development, regulatory affairs, sales, marketing and distribution.

Even if we successfully develop and market BIV201 and/or bezisterim (NE3107), we may not generate sufficient or sustainable revenue to achieve or sustain profitability, which could cause us to cease operations and cause you to lose all of your investment.

If the FDA or comparable foreign regulatory authorities approve generic versions of any of our product candidates that receive marketing approval, or such authorities do not grant our products sufficient, or any, periods of exclusivity before approving generic versions of our products, the sales of our products could be adversely affected.

Once a NDA is approved, the product covered thereby becomes a “reference listed drug” (“RLD”), in the FDA’s publication, “Approved Drug Products with Therapeutic Equivalence Evaluations,” commonly known as the Orange Book. Other manufacturers may seek approval of generic versions of reference listed drugs through submission of abbreviated new drug applications (“ANDAs”) in the United States. In support of an ANDA, a generic manufacturer need not conduct clinical trials. Rather, the applicant generally must show that its product has the same active ingredient(s), dosage form, strength, route of administration and conditions of use or labeling as the reference listed drug and that the generic version is bioequivalent to the reference listed drug, meaning it is absorbed in the body at the same rate and to the same extent as the RLD. Generic products may be significantly less costly to bring to market than the reference listed drug and companies that produce generic products are generally able to offer them at lower prices. Moreover, generic versions of RLDs are often automatically substituted for the RLD by pharmacies when dispensing a prescription written for the RLD. Thus, following the introduction of a generic drug, a significant percentage of the sales of any branded product or reference listed drug is typically lost to the generic product.

The FDA may not approve an ANDA for a generic product until any applicable period of non-patent exclusivity for the reference listed drug has expired. The FDCA provides a period of five years of non-patent exclusivity for a new drug containing a new chemical entity (“NCE”). An NCE is an active ingredient that has not previously been approved by FDA in any other NDA. Specifically, in cases where such exclusivity has been granted, an ANDA may not be submitted to the FDA until the expiration of five years unless the submission is accompanied by a Paragraph IV certification that a patent covering the reference listed drug is either invalid or will not be infringed by the generic product, in which case the applicant may submit its application four years following approval of the reference listed drug. If an ANDA is submitted to FDA with a Paragraph IV Certification, the generic applicant must also provide a “Paragraph IV Notification” to the holder of the NDA for the RLD and to the owner of the listed patent(s) being challenged by the ANDA applicant, providing a detailed written statement of the basis for the ANDA applicant’s position that the relevant patent(s) is invalid or would not be infringed. If the patent owner brings a patent infringement lawsuit against the ANDA applicant within 45 days of the Paragraph IV Notification, FDA approval of the ANDA will be automatically stayed for 30 months, or until 7-1/2 years after the NDA approval if the generic application was filed between 4 years and 5 years after the NDA approval. Any such stay will be terminated earlier if the court rules that the patent is invalid or would not be infringed.

Competition that our products may face from generic versions of our products could materially and adversely impact our future revenue, profitability and cash flows and substantially limit our ability to obtain a return on the investments we have made in those product candidates.

If we fail to obtain or maintain Orphan Drug exclusivity for BIV201, we will have to rely on other potential marketing exclusivity, and on our intellectual property rights, which may reduce the length of time that we can prevent competitors from selling generic versions of BIV201.

We have obtained Orphan Drug Designation for BIV201 (terlipressin) in the U.S. for the treatment of hepatorenal syndrome on November 21, 2018 and treatment of ascites due to all etiologies except cancer on September 8, 2016. Under the Orphan Drug Act, the FDA may designate a product as an Orphan Drug if it is a drug intended to treat a rare disease or condition, defined, in part, as a patient population of fewer than 200,000 in the U.S. In the European Union (“EU”), Orphan Drug designation may be granted to drugs intended to treat, diagnose or prevent a life-threatening or chronically debilitating disease having a prevalence of no more than five in 10,000 people in the EU, and which meet other specified criteria. The company that first obtains FDA approval for a designated Orphan Drug for the associated rare disease may receive a seven-year period of marketing exclusivity during which time FDA may not approve another application for the same drug for the same orphan disease or condition. Orphan Drug Exclusivity does not prevent FDA approval of another application for the same drug for a different disease or condition, or of an application for a different drug for the same rare disease or condition. Orphan Drug exclusive marketing rights may be lost under several circumstances, including a later determination by the FDA that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug. Similar regulations are available in the EU with a ten-year period of market exclusivity.

Even though BioVie has obtained two Orphan Drug Designations for its lead product candidate, terlipressin, for treatment of ascites and for treatment of hepatorenal syndrome, and may seek other Orphan Drug Designations for BIV201, and Orphan Drug Designation for other product candidates, there is no assurance that BioVie will be the first to obtain marketing approval for any particular rare indication. Further, even though BioVie has obtained Orphan Drug Designations for its lead product candidate, or even if BioVie obtains Orphan Drug Designation for other potential product candidates, such designation may not effectively protect BioVie from competition because different drugs can be approved for the same condition and the same drug can be approved for different conditions and potentially used off-label in the Orphan indication. Even after an Orphan Drug is approved, the FDA can subsequently approve another competing drug with the same active ingredient for the same condition for several reasons, including, if the FDA concludes that the later drug is clinically superior due to being safer or more effective or because it makes a major contribution to patient care. Orphan Drug Designation neither shortens the development time or regulatory review time of a drug, nor gives the drug any advantage in the regulatory review or approval process.

In addition, other companies have received Orphan Drug designations for terlipressin. Mallinckrodt Hospital Products IP Limited received Orphan Drug designation in 2004 for terlipressin for the treatment of Hepatorenal Syndrome. Mallinckrodt has already gained FDA approval for its product, lyophilized terlipressin acetate for bolus intravenous administration for the treatment of hepatorenal syndrome Type 1 in September 2022. PharmaIN Corporation received Orphan Drug Designation in 2012 for PGC-C12E-terlipressin for treatment of ascites due to all etiologies except cancer. In addition, Ferring Pharmaceuticals Inc. received Orphan Drug designation in 1986 for terlipressin for the treatment of bleeding esophageal varices. If one of those or any other company with Orphan Drug Designation for the same drug as ours for the same proposed disease or condition receives FDA approval and Orphan Drug Exclusivity before our product is approved, approval of our drug(s) for the orphan indication may be blocked for seven years by the other company’s Orphan Exclusivity and they may obtain a competitive advantage even after the exclusivity period expires associated with being the first to market.

We will need to raise substantial additional capital in the future to fund our operations and we may be unable to raise such funds when needed and on acceptable terms, which could have a materially adverse effect on our business.

Developing biopharmaceutical products, including conducting pre-clinical studies and clinical trials and establishing manufacturing capabilities, requires substantial funding. Additional financing will be required to fund the research and development of our product candidates. We have not generated any product revenues, and do not expect to generate any revenues until, and only if, we develop, and receive approval to sell our product candidates from the FDA and other regulatory authorities for our product candidates.

We may not have the resources to complete the development and commercialization of any of our proposed product candidates. We will require additional financing to further the clinical development of our product candidates. In the event that we cannot obtain the required financing, we will be unable to complete the development necessary to file an NDA with the FDA for BIV201 or bezisterim (NE3107). This will delay or require termination of research and development programs, preclinical studies and clinical trials, material characterization studies, regulatory processes, the establishment of our own laboratory or a search for third party marketing partners to market our products for us, which could have a materially adverse effect on our business.

The amount of capital we may need will depend on many factors, including the progress, timing and scope of our research and development programs, the progress, timing and scope of our preclinical studies and clinical trials, the time and cost necessary to obtain regulatory approvals, the time and cost necessary to establish our own marketing capabilities or to seek marketing partners, the time and cost necessary to respond to technological and market developments, changes made or new developments in our existing collaborative, licensing and other commercial relationships, and new collaborative, licensing and other commercial relationships that we may establish.

Until we can generate a sufficient amount of product revenue, if ever, we expect to finance future cash needs through public or private equity offerings, debt financings, or corporate collaboration and licensing arrangements. Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available, we may be required to delay, reduce the scope of, or eliminate one or more of our research or development programs or our commercialization efforts. In addition, we could be forced to discontinue product development and reduce or forego attractive business opportunities. To the extent that we raise additional funds by issuing equity securities, our stockholders may experience additional significant dilution, and debt financing, if available, may involve restrictive covenants. To the extent that we raise additional funds through collaboration and licensing arrangements, it may be necessary to relinquish some rights to our technologies or our product candidates or grant licenses on terms that may not be favorable to us. We may seek to access the public or private capital markets whenever conditions are favorable, even if we do not have an immediate need for additional capital at that time.

Our fixed expenses, such as rent and other contractual commitments, will likely increase in the future, as we may enter into leases for new facilities and capital equipment and/or enter into additional licenses and collaborative agreements. Therefore, if we fail to raise substantial additional capital to fund these expenses, we could be forced to cease operations, which could cause you to lose all of your investment.

We have limited experience in drug development and may not be able to successfully develop any drugs, which would cause us to cease operations.

We have never successfully developed a new drug and brought it to market. Our management and clinical teams have experience in drug development but they may not be able to successfully develop any drugs. Our ability to achieve revenues and profitability in our business will depend on, among other things, our ability to develop products internally or to obtain rights to them from others on favorable terms; complete laboratory testing and human studies; obtain and maintain necessary intellectual property rights to our products; successfully complete regulatory review to obtain requisite governmental agency approvals; enter into arrangements with third parties to manufacture our products on our behalf; and enter into arrangements with third parties to provide sales and marketing functions. If we are unable to achieve these objectives we will be forced to cease operations and you will lose all of your investment.

Development of pharmaceutical products is a time-consuming process, subject to a number of risks, many of which are outside of our control. Consequently, we can provide no assurance that our product candidates will obtain regulatory approval, and if we are unsuccessful or fail to timely develop new drugs, we could be forced to discontinue our operations.

Development and extensive testing will be required to determine the technical feasibility and commercial viability of BIV201 and bezisterim (NE3107). Our success will depend on our ability to achieve scientific and technological advances and to translate such advances into reliable, commercially competitive drugs on a timely basis. Drugs that we may develop are not likely to be commercially available, at a minimum, for several years, if ever. Our drug product candidate, BIV201 (continuous infusion terlipressin), was cleared by the FDA to undergo testing in a mid-stage (Phase 2b) clinical trial for the treatment of refractory ascites due to cirrhosis. On June 24, 2021, we announced that the first patient has been enrolled in this study. In March 2023, the open-label trial was stopped after 15 of the planned 30 patients were enrolled, and an evaluation of those completed patients assessed. Encouraging data from these patients appeared to show that treatment with BIV201 plus SOC resulted in a reduction in ascites fluid accumulation during treatment versus pre-treatment. In June 2023, the Company requested and subsequently received guidance from the FDA regarding the design and endpoints for definitive clinical testing of BIV201 for the treatment of ascites due to chronic liver cirrhosis. Over three years since the initial enrollment of this clinical trial, the Company is continuing to finalize protocol designs for the Phase 3 study of BIV201 for the treatment of ascites due to chronic liver cirrhosis.

The proposed development schedules for our product candidates may be affected by a variety of factors, including technological difficulties, proprietary technology of others, and changes in government regulation, many of which will not be within our control. In June 2021, FDA approved the drug aducanumab for treatment of Alzheimer’s despite a strong recommendation against approval from an FDA advisory committee. That FDA approval has generated significant medical and political controversy, including a Congressional investigation, announced on June 25, 2021, into the basis for FDA’s approval decision. That investigation, other potential investigations, and negative publicity of FDA’s approval decision could adversely impact the agency’s oversight of our clinical development program, how the agency may view and act upon any NDA we may file for bezisterim (NE3107), and the commercial viability of bezisterim (NE3107) if it were to be approved and marketed.

Any delay or further delay in the development, introduction or marketing of our product candidates could result either in such drugs being marketed at a time when their cost and performance characteristics would not be competitive in the marketplace or in the shortening of their commercial lives. In light of the long-term nature of our projects and other risk factors described elsewhere in this document, we may not be able to successfully complete the development or marketing of any drugs, which could cause us to cease operations.

From time to time, the FDA may have feedback on our clinical trial designs, including for example certain of our endpoints and outcome measures. As a result, we may consider revisions to our protocols which may delay progress in implementing our trials. We may fail to successfully develop and commercialize our product candidate(s) if it is found to be unsafe or ineffective in clinical trials; does not receive necessary approval from the FDA or foreign regulatory agencies; fails to conform to a changing standard of care for the disease it seeks to treat; or is less effective or more expensive than current or alternative treatment methods.

Drug development failure can occur at any stage of clinical trials and as a result of many factors, there can be no assurance that we or our collaborators will reach our anticipated clinical targets. Even if the trials are successfully completed, clinical data are often susceptible to varying interpretations and analyses, and we cannot guarantee that the FDA or comparable foreign regulatory authorities will interpret the results as we do, and more trials could be required before we submit our product candidates for approval. We cannot guarantee that the FDA or comparable foreign regulatory authorities will view our product candidates as having efficacy even if positive results are observed in clinical trials. In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the clinical trial protocols, and the rate of dropout among clinical trial participants. If the results of our ongoing or future clinical trials are inconclusive with respect to the efficacy of our product candidates, if we do not meet the clinical endpoints with statistical and clinically meaningful significance, or if there are safety concerns associated with our product candidates, we may be delayed in obtaining marketing approval, if at all. Additionally, any safety concerns observed in any one of our clinical trials in our targeted indications could limit the prospects for regulatory approval of our product candidates in those and other indications. We also do not know what the long-term effects of exposure to our product candidates will be. Furthermore, our product candidates may be used in combination with other treatments and there can be no assurance that such use will not lead to unique or unexpected safety issues.

Failure to complete clinical trials or to prove that our product candidates are safe and effective would have a material adverse effect on our ability to generate revenue and could require us to reduce the scope of or discontinue our operations, which could cause you to lose all of your investment.

We may expend our limited resources to pursue a particular drug candidate or indication and fail to capitalize on drug candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited human capital and financial resources, we focus on research programs and drug candidates that we identify for specific indications. As a result, we may forego or delay pursuit of opportunities with other drug candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial drugs or profitable market opportunities. Our spending on current and future research and development programs and drug candidates for specific indications may not yield any commercially viable drugs. If we do not accurately evaluate the commercial potential or target market for a particular drug candidate, we may relinquish valuable rights to that drug candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such drug candidate.

At any time and for any reason, we may determine that one or more of our discovery programs or preclinical or clinical drug candidates or programs does not have sufficient potential to warrant the allocation of resources toward such program or drug candidate. Accordingly, we may choose not to develop a potential drug candidate or elect to suspend, deprioritize or terminate one or more of our discovery programs or preclinical or clinical drug candidates or programs. For example, BIV201 has received Orphan Drug designation for HRS. On June 23, 2021, we announced that FDA has provided guidance on our planned Phase 3 clinical trial of BIV201 in (HRS-AKI) and have since reached agreement on the key elements of the trial design. Thereafter, we deprioritized HRS-AKI program to focus on bezisterim (NE3107). When we suspend, deprioritize or terminate a program or drug candidate in which we have invested significant resources, we will have expended resources on a program that will not provide a full return on our investment and may have missed the opportunity to have allocated those resources to potentially more productive uses, including existing or future programs or drug candidates.

We have no manufacturing experience, and the failure to comply with all applicable manufacturing regulations and requirements could have a materially adverse effect on our business.

We have never manufactured products in the highly regulated environment of pharmaceutical manufacturing, and our team has limited experience in the manufacture of drug therapies. There are numerous regulations and requirements that must be maintained to obtain licensure and permitting required prior to the commencement of manufacturing, as well as additional requirements to continue manufacturing pharmaceutical products. We currently do not own or lease facilities that could be used to manufacture any products that might be developed by us, and have contracted with an experienced Contract Manufacturing Organization (“CMO”) to perform the manufacturing of our new product candidates BIV201 and bezisterim (NE3107). In addition, we do not have the resources at this time to acquire or lease suitable facilities. If we or our CMO fail to comply with regulations, to obtain the necessary licenses and knowhow or to obtain the requisite financing in order to comply with all applicable regulations and to own or lease the required facilities in order to manufacture our products, we could be forced to cease operations, which would cause you to lose all of your investment.

In addition, the FDA and other regulatory authorities require that product candidates and drug products be manufactured according to cGMP. Any failure by our third-party manufacturers to comply with cGMP could lead to a shortage of BIV201 and NE3107. In addition, such failure could be the basis for action by the FDA to withdraw approval, if granted to us, and for other regulatory enforcement action, including Warning Letters, product seizure, injunction or other civil or criminal penalties.

BIV201 and bezisterim (NE3107) and any other product candidates that we develop may have to compete with other products and product candidates for access to manufacturing facilities. There are a limited number of manufacturers that operate under cGMP regulations and that are both capable of manufacturing for us and willing to do so. If we need to find another source of drug substance or drug product manufacturing for BIV201 and bezisterim (NE3107), we may not be able to identify, or reach agreement with, commercial-scale manufacturers on commercially reasonably terms, or at all. If we are unable to do so, we will need to develop our own commercial-scale manufacturing capabilities, which would: impact commercialization of BIV201 and bezisterim (NE3107) in the U.S. and other countries where it may be approved; require a capital investment by us that could be quite costly; and increase our operating expenses.

If our existing third-party manufacturers, or the third parties that we engage in the future to manufacture a product for commercial sale or for our clinical trials, should cease to continue to do so for any reason, we likely would experience significant delays in obtaining sufficient quantities of product for us to meet commercial demand or to advance our clinical trials while we identify and qualify replacement suppliers. If for any reason we are unable to obtain adequate supplies of BIV201 or any other product candidate that we develop, or the drug substances used to manufacture it, it will be more difficult for us to compete effectively, generate revenue, and further develop our products. In addition, if we are unable to assure a sufficient quantity of the drug for patients with rare diseases or conditions, we may lose any Orphan Drug exclusivity to which the product otherwise would be entitled.

We do not currently have the sales and marketing personnel necessary to sell products, and the failure to hire and retain such staff could have a materially adverse effect on our business.

We are an early stage development company with limited resources. Even if we had products available for sale, which we currently do not, we have not secured sales and marketing staff at this early stage of operations to sell products. We cannot generate sales without sales or marketing staff and must rely on others to provide any sales or marketing services until such personnel are secured, if ever. If we fail to hire and retain the requisite expertise in order to market and sell our products or fail to raise sufficient capital in order to afford to pay such sales or marketing staff, then we could be forced to cease operations and you could lose all of your investment.

Even if we were to successfully develop approvable drugs, we will not be able to sell these drugs if we or our third-party manufacturers fail to comply with manufacturing regulations, which could have a materially adverse effect on our business.

If we were to successfully develop approvable drugs, before we can begin selling these drugs, we must obtain regulatory approval of our manufacturing facility and process or the manufacturing facility and process of the third party or parties with whom we may outsource our manufacturing activities. In addition, the manufacture of our products must comply with the FDA’s current Good Manufacturing Practices regulations, commonly known as GMP regulations. The GMP regulations govern quality control and documentation policies and procedures. Our manufacturing facilities, if any in the future, and the manufacturing facilities of our third-party manufacturers will be continually subject to inspection by the FDA and other state, local and foreign regulatory authorities, before and after product approval. We cannot guarantee that we, or any potential third-party manufacturer of our products, will be able to comply with the GMP regulations or other applicable manufacturing regulations. The failure to comply with all necessary regulations would have a materially adverse effect on our business and could force us to cease operations and you could lose all of your investment.

We must comply with significant and complex government regulations, compliance with which may delay or prevent the commercialization of our product candidates, which could have a materially adverse effect on our business.

The R&D, manufacture and marketing of drug product candidates are subject to regulation, primarily by the FDA in the United States and by comparable authorities in other countries. These national agencies and other federal, state, local and foreign entities regulate, among other things, R&D activities (including testing in animals and in humans) and the testing, manufacturing, handling, labeling, storage, record keeping, approval, advertising and promotion of the product that we are developing. Noncompliance with applicable requirements can result in various adverse consequences, including approval delays or refusals to approve drug licenses or other applications, suspension or termination of clinical investigations, revocation of approvals previously granted, warning letters, fines, criminal prosecution, recalls or seizures of products, injunctions against shipping drugs and total or partial suspension of production and/or refusal to allow a company to enter into governmental supply contracts.

The process of obtaining FDA approval is costly and time consuming. Current FDA requirements for a new human drug or biological product to be marketed in the United States include, among other things: (a) the successful conclusion of pre-clinical laboratory and animal tests, if appropriate, to gain preliminary information on the product’s safety; (b) filing with the FDA of an IND application to conduct human clinical trials for drugs or biologics; (c) the successful completion of adequate and well-controlled human clinical investigations to establish the safety and efficacy of the product for its recommended use; and (d) filing by a company and acceptance and approval by the FDA of a NDA for a drug product or a BLA for a biological product to allow commercial distribution of the drug or biologic. A delay in one or more of the procedural steps outlined above could be harmful to us in terms of getting our product candidates through clinical testing and to market, which could have a materially adverse effect on our business.

The FDA, clinical investigators, Data Safety Monitoring Boards, and IRBs review the ongoing conduct of, and emerging safety information from, clinical trials and may order the temporary or permanent discontinuation of clinical trials at any time if it believes the product candidate exposes clinical subjects to an unacceptable health risk. Investigational drugs used in clinical studies must be produced in compliance with cGMP rules pursuant to FDA regulations.

Development, approval, and sales outside the United States of products that we develop will also be subject to regulatory requirements governing human clinical trials and marketing for drugs and biological products and devices. The requirements vary widely from country to country, but typically the registration and approval process takes several years and requires significant resources.

If we experience delays or discontinuations of our clinical trials by the FDA or comparable authorities in other countries, or if we fail to obtain registration or other approvals of our products or devices then we could be forced to cease our operations and you will lose all of your investment.

Even if we are successful in developing BIV201 and bezisterim (NE3107), our product candidates, we have limited experience in conducting or supervising clinical trials that must be performed to obtain data to submit in concert with applications for approval by the FDA. The regulatory process to obtain approval for drugs for commercial sale involves numerous steps. Drugs are subjected to clinical trials that allow development of case studies to examine safety, efficacy, and other issues to ensure that sale of drugs meets the requirements set forth by various governmental agencies, including the FDA. In the event that our protocols do not meet standards set forth by the FDA, or that our data is not sufficient to allow such trials to validate our drugs in the face of such examination, we might not be able to meet the requirements that allow our drugs to be approved for sale which could have a materially adverse effect on our business.

We depend upon our management and their loss or unavailability could put us at a competitive disadvantage which could have a material adverse effect on our business.

We currently depend upon the efforts and abilities of our executive management team of Cuong Do, our Chief Executive Officer-President; Wendy Kim, our Chief Financial Officer; Dr Joseph Palumbo, our Executive Vice President-Chief Medical Officer; Penelope Markham, our Senior Vice Ascites Programs & Strategic Initiatives-; Chris Reading, our Senior Vice President-Alzheimer’s Disease Program; Clarence Ahlem, our Senior Vice President - Operations President-Operations, Discovery and Parkinson’s Disease Program; ; and David Morse, our Senior Vice President-Chief Regulatory Officer; who all serve the Company full-time. The loss or unavailability of the services of any of these individuals for any significant period of time could have a material adverse effect on our business, prospects, financial condition and results of operations which may cause you to lose all of your investment. We have not obtained, do not own, nor are we the beneficiary of key-person life insurance.

We may not be able to attract and retain highly skilled personnel, which could have a materially adverse effect on our business.

Our ability to attract and retain highly skilled personnel is critical to our operations and expansion. We face competition for these types of personnel from other pharmaceutical companies and more established organizations, many of which have significantly larger operations and greater financial, technical, human and other resources than us. We may not be successful in attracting and retaining qualified personnel on a timely basis, on competitive terms, or at all. If we are not successful in attracting and retaining these personnel, our business, prospects, financial condition and results of operations will be materially and adversely affected.

The biotechnology and biopharmaceutical industries are characterized by rapid technological developments and a high degree of competition. We may be unable to compete with enterprises equipped with more substantial resources than us, which could cause us to curtail or cease operations.

The biotechnology and biopharmaceutical industries are characterized by rapid technological developments and a high degree of competition based primarily on scientific and technological factors. These factors include the availability of patent and other protection for technology and products, the ability to commercialize technological developments and the ability to obtain government approval for testing, manufacturing and marketing.

We compete with biopharmaceutical firms in the United States, Europe and elsewhere, as well as a growing number of large pharmaceutical companies that are applying biotechnology to their operations. Many biopharmaceutical companies have focused their development efforts in the human therapeutics area. Many major pharmaceutical companies have developed or acquired internal biotechnology capabilities or made commercial arrangements with other biopharmaceutical companies. These companies, as well as academic institutions, government agencies and private research organizations, also compete with us in recruiting and retaining highly qualified scientific personnel and consultants. Our ability to compete successfully with other companies in the pharmaceutical field will also depend to a considerable degree on the continuing availability of capital to us.

Although there are not currently any therapies approved by the FDA specifically for the treatment of ascites due to liver cirrhosis, we still face significant competitive and market risk. Other companies, such as Ocelot Bio, are developing therapies for severe complications of advanced liver cirrhosis, which may in the future be developed for the treatment of ascites, and these therapies could compete indirectly or directly with our product candidate. Similarly, other companies, such as Biogen and Eli Lilly, are developing treatments for AD and PD, which could compete indirectly or directly with our product candidate. There may be other competitive development programs of which we are unaware. Even if our product candidates are ultimately approved by the FDA, there is no guarantee that once it is on the market doctors will adopt them in favor of current ascites treatment procedures such as diuretics and paracentesis with respect to BIV201 and AD and PD with respect to bezisterim (NE3107). These competitive and market risks could have a material adverse effect on our business, prospects, financial condition and results of operations which may cause you to lose all of your investment.

Our competition will be determined in part by the potential indications for which drugs are developed and ultimately approved by regulatory authorities. Additionally, the timing of the market introduction of some of our potential product candidate or of competitors’ products may be an important competitive factor. Accordingly, the relative speed with which we can develop drugs, complete pre-clinical testing, clinical trials, approval processes and supply commercial quantities to market are important competitive factors. We expect that competition among drugs approved for sale will be based on various factors, including product efficacy, safety, reliability, availability, price and patent protection.

The successful development of biopharmaceuticals is highly uncertain. A variety of factors including, pre-clinical study results or regulatory approvals, could cause us to abandon the development of our product candidates.

There may be conflicts of interest among our officers, directors and stockholders.

Certain of our executive officers and directors and their affiliates are engaged in other activities and have interests in other entities on their own behalf or on behalf of other persons. Neither we nor any of our shareholders will have any rights in these ventures or their income or profits. In particular, our executive officers or directors or their affiliates may have an economic interest in or other business relationship with partner companies that invest in us or are engaged in competing drug development. Our executive officers or directors may have conflicting fiduciary duties to us and third parties. The terms of transactions with third parties may not be subject to arm’s length negotiations and therefore may be on terms less favorable to us than those that could be procured through arm’s length negotiations. Although we have established an audit committee comprised solely of independent directors to oversee transactions between us and our insiders, we do not have any formal policies in place to deal with such conflicting fiduciary duties should such a conflict arise.

We indemnify our officers and directors against liability to us and our security holders, and such indemnification could increase our operating costs.

Our Articles of Incorporation and Bylaws require us to indemnify our officers and directors against claims associated with carrying out the duties of their offices. We are also required to advance the costs of certain legal defenses upon the indemnitee undertaking to repay such expenses to the extent it is determined that such person was not entitled to indemnification of such expenses. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our officers, directors, or control persons, the Commission has advised that such indemnification is against public policy and is therefore unenforceable.

Risks Relating to Our Intellectual Property

We may be unable to obtain or protect intellectual property rights relating to our product candidates, which could have a materially adverse effect on our business.

Our ability to compete effectively will depend on our ability to maintain the proprietary nature of our technologies. We cannot assure investors that we will continue to innovate and file new patent applications, or that if filed any future patent applications will result in granted patents with respect to the technology owned by us or licensed to us. Further, we cannot predict how long it will take for such patents to issue, if at all. The patent position of pharmaceutical or biotechnology companies, including ours, is generally uncertain and involves complex legal and factual considerations and, therefore, validity and enforceability cannot be predicted with certainty. Patents may be challenged, deemed unenforceable, invalidated or circumvented.

We have five granted and seven pending patent applications for our liquid formulations of terlipressen that claim priority to PCT/US2020/034269 filed on May 22, 2020 and published as WO2020/237170. We also have thirteen (13) issued U.S. patents, five (5) pending U.S. applications, three (3) pending Patent Cooperation Treaty applications four (4) issued foreign patents and eight (8) pending foreign patent applications directed to protecting bezisterm (NE3107) and related compounds and methods of making and using thereof. However, there can be no assurance that our pending patent applications will result in issued patents, or that any issued patent claims from pending or future patent applications will be sufficiently broad to protect BIV201, bezisterim (NE3107), or any other product candidates or to provide us with competitive advantages.

We can provide no assurance that any issued patents will provide us with any competitive advantage. We cannot be certain that there is no invalidating prior art of which we and the patent examiner are unaware or that our interpretation of the relevance of prior art is correct. If a third-party patent or patent application is determined to have an earlier priority date, it may prevent our patent applications from issuing at all or issuing in a form that provides any competitive advantage for our drug candidates. Failure to obtain additional issued patents could have a material adverse effect on our ability to develop and commercialize our drug candidates. Even if our patent applications do issue as patents, third parties may be able to challenge the validity and enforceability of our patents on a variety of grounds, including that such third party’s patents and patent applications have an earlier priority date, and if such challenges are successful, we may be required to obtain one or more licenses from such third parties, if available on commercially reasonable terms, or be prohibited from commercializing our drug candidates.

We seek to protect our proprietary positions by, among other things, filing patent applications in the United States and abroad related to our current drug candidates and other drug candidates that we may identify. Obtaining, maintaining, defending and enforcing pharmaceutical patents is costly, time-consuming and complex, and we may not be able to file and prosecute all necessary or desirable patent applications, or maintain, enforce and license any patents that may issue from such patent applications, at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Moreover, under certain of our license or collaboration agreements, we may not have the right to control the preparation, filing, prosecution and maintenance of patent applications, or to maintain the rights to patents licensed to or from third parties.

We currently are the assignee of a number of U.S. provisional patent applications. U.S. provisional patent applications are not eligible to become issued patents until, among other things, we file a non-provisional patent application within 12 months of filing one or more of our related provisional patent applications. With regard to such U.S. provisional patent applications, if we do not timely file any non-provisional patent applications, we may lose our priority dates with respect to our provisional patent applications and any patent protection on the inventions disclosed in our provisional patent applications. Further, in the event that we do timely file non-provisional patent applications relating to our provisional patent applications, we cannot predict whether any such patent applications will result in the issuance of patents or if such issued patents will provide us with any competitive advantage.

As to our material inventions, trade secrets, and intellectual property, our employees, consultants, and advisors execute confidentiality agreements and agree to disclose and assign to us all inventions conceived during the workday, using our property, or which relate to our business. However, any of these parties may breach these agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. Further, we may not be aware of all third-party intellectual property rights potentially relating to our drug candidates. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing or, in some cases, not at all. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection of such inventions.

The patent position of pharmaceutical companies generally is highly uncertain, involves complex legal, technological and factual questions and has, in recent years, been the subject of much debate and litigation throughout the world. In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States, or vice versa. The standards that the United States Patent and Trademark Office (the “USPTO”) (and foreign countries) use to grant patents are not always applied predictably or uniformly and can change. There is also no uniform, worldwide policy regarding the subject matter and scope of claims granted or allowable in pharmaceutical or biotechnology patents. Accordingly, we do not know the degree of future protection for our proprietary rights or the breadth of claims that will be allowed in any patents issued to us or to others. The issuance, scope, validity, enforceability, and commercial value of our patent rights are highly uncertain. The subject matter claimed in a patent application can be significantly reduced or eliminated before the patent issues, if at all, and its scope can be reinterpreted or narrowed after issuance. Therefore, our pending and future patent applications may not result in patents being issued in relevant jurisdictions that protect our drug candidates, in whole or in part, or that effectively prevent others from commercializing competitive drug candidates, and even if our patent applications issue as patents in relevant jurisdictions, they may not issue in a form that will provide us with any meaningful protection for our drug candidates or technology, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Additionally, our competitors may be able to circumvent our patents by challenging their validity or by developing similar or alternative drug candidates or technologies in a non-infringing manner.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our patents may be challenged in the courts or patent offices in the United States and abroad. We may be subject to a third-party preissuance submission of prior art to the USPTO, or become involved in opposition, derivation, reexamination, inter partes review, post-grant review or interference proceedings challenging our patent rights or the patent rights of others, or other proceedings in the USPTO or applicable foreign offices that challenge priority of invention or other features of patentability. An adverse determination in any such submission, proceeding or litigation could result in loss of exclusivity or ability to sell our products free from infringing the patents of third parties, patent claims being narrowed, invalidated or held unenforceable, in whole or in part, and limitation of the scope or duration of the patents directed to our drug candidates, all of which could limit our ability to stop others from using or commercializing similar or identical drug candidates or technology to compete directly with us, without payment to us, or result in our inability to manufacture or commercialize drug candidates or approved products (if any) without infringing third-party patent rights. In addition, if the breadth or strength of the claims of our patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize current or future drug candidates, or could have a material adverse effect on our ability to raise funds necessary to continue our research programs or clinical trials. Such proceedings also may result in substantial cost and require significant time from our scientists and management, even if the eventual outcome is favorable to us.

In addition, given the amount of time required for the development, testing and regulatory review of new drug candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products or technology similar or identical to ours for a meaningful amount of time, or at all. Moreover, some of our licensed patents and owned or licensed patent applications may in the future be co-owned with third parties. If we are unable to obtain exclusive licenses to any such co-owners’ interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we may need the cooperation of any such co-owners in order to enforce such patents against third parties, and such cooperation may not be provided to us. Any of the foregoing could harm our competitive position, business, financial condition, results of operations and prospects.

Further, we rely on a combination of trade secrets, know-how, technology and nondisclosure, and other contractual agreements and technical measures to protect our rights in the technology. If any trade secret, know-how or other technology not protected by a patent were to be disclosed to or independently developed by a competitor, our business and financial condition could be materially and adversely affected. The laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the U.S., and we may encounter significant problems in protecting our proprietary rights in these countries.

Our success depends in significant part on our ability to obtain, maintain, enforce and defend patents and other intellectual property rights with respect to our drug candidates and technology and to operate our business without infringing, misappropriating, or otherwise violating the intellectual property rights of others. If we are unable to obtain and maintain sufficient intellectual property protection for our drug candidates or other drug candidates that we may identify, or if the scope of the intellectual property protection obtained is not sufficiently broad, our competitors and other third parties could develop and commercialize drug candidates similar or identical to ours, and our ability to successfully commercialize our drug candidates and other drug candidates that we may pursue may be impaired.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information and disclosure of our trade secrets or proprietary information could compromise any competitive advantage that we have, which could have a materially adverse effect on our business.

Our success depends, in part, on our ability to protect our proprietary rights to the technologies used in our product candidates. We depend heavily upon confidentiality agreements with our officers, employees, consultants and subcontractors to maintain the proprietary nature of our technology. These measures may not afford us complete or even sufficient protection, and may not afford an adequate remedy in the event of an unauthorized disclosure of confidential information. If we fail to protect and/or maintain our intellectual property, third parties may be able to compete more effectively against us, we may lose our technological or competitive advantage, and/or we may incur substantial litigation costs in our attempts to recover or restrict use of our intellectual property. In addition, others may independently develop technology similar to ours, otherwise avoiding the confidentiality agreements, or produce patents that would materially and adversely affect our business, prospects, financial condition and results of operations, in which event you could lose all of your investment.

We may enter into licensing and collaboration agreements with third parties. If we fail to comply with our obligations in the agreements under which we license intellectual property rights to or from third parties, or these agreements are terminated, or we otherwise experience disruptions to our business relationships with our licensors or licensees, our competitive position, business, financial condition, results of operations and prospects could be harmed.

It may be necessary for us to use the patented or proprietary technology of third parties to commercialize our products (if approved), in which case we would be required to obtain a license from these third parties. The licensing of third-party intellectual property rights is a competitive area, and more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. More established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment or at all. If we are unable to license such technology, or if we are forced to license such technology on unfavorable terms, our business could be materially harmed.

We may fail to obtain any of these licenses or intellectual property rights on commercially reasonable terms. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. Licenses may not provide us with exclusive rights to use the applicable intellectual property and technology in all relevant fields of use and in all territories in which we may wish to develop or commercialize our drug candidates, products (if approved) and technology in the future. In that event, we may be required to expend significant time and resources to develop or license replacement technology. If we are unable to do so, we may be unable to develop or commercialize the affected products, which could materially harm our business and the third parties owning such intellectual property rights could seek either an injunction prohibiting our sales, or, with respect to our sales, an obligation on our part to pay royalties and/or other forms of compensation. Conversely, we may not always be able to successfully pursue our claims against others that infringe upon our technology. Thus, the proprietary nature of our technology or technology licensed by us may not provide adequate protection against competitors, and we may not be able to prevent competitors from developing and commercializing competitive products or technologies.

In addition, in some circumstances, we may not have the right to control the preparation, filing and prosecution of patent applications or to maintain, defend and enforce the patents that we license to or from third parties, and we may have to rely on our partners to fulfill these responsibilities. If our current or future licensors, licensees or collaborators fail to prepare, file, prosecute, maintain, enforce, and defend licensed patents and other intellectual property rights, such rights may be reduced or eliminated, and our right to develop and commercialize any of our drug candidates or technology that are the subject of such licensed rights could be adversely affected. In addition, our licensors may own or control intellectual property that has not been licensed to us and, as a result, we may be subject to claims, regardless of their merit, that we are infringing or otherwise violating the licensor’s rights.

If we fail to comply with our obligations, including the obligation to make various milestone payments and royalty payments, under any of the agreements under which we license intellectual property rights from third parties, the licensor may have the right to terminate the license. If any of our license agreements is terminated, the underlying licensed patents fail to provide the intended exclusivity or we otherwise experience disruptions to our business relationships with our licensors, we could lose intellectual property rights that are important to our business or be prevented from developing and commercializing our drug candidates, and competitors could have the freedom to seek regulatory approval of, and to market, products identical to ours. Termination of these agreements or reduction or elimination of our rights under these agreements may also result in our having to negotiate new or reinstated agreements with less favorable terms, cause us to lose our rights under these agreements, including our rights to important intellectual property or technology, or impede, delay or prohibit the further development or commercialization of one or more drug candidates that rely on such agreements. It is possible that we may be unable to obtain any additional licenses at a reasonable cost or on reasonable terms, if at all. In that event, we may be required to expend significant time and resources to redesign our drug candidates or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis

Licensing of intellectual property is of critical importance to our business and involves complex legal, business and scientific issues and certain provisions in intellectual property license agreements may be susceptible to multiple interpretations. Disputes may arise between us and our licensing partners regarding intellectual property subject to a license agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;
•	whether and the extent to which technology and processes of one party infringe intellectual property of the other party that are not subject to the licensing agreement;
•	rights to sublicense patent and other rights to third parties;
•	any diligence obligations with respect to the use of the licensed technology in relation to development and commercialization of our drug candidates, and what activities satisfy those diligence obligations;
•	the ownership of inventions and know-how resulting from the joint creation or use of intellectual property;
•	rights to transfer or assign the license; and
•	the effects of termination.

The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could harm our business, financial condition, results of operations and prospects. If disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms or at all, we may be unable to successfully develop and commercialize the affected drug candidates. Moreover, any dispute or disagreement with our licensing partners may result in the delay or termination of the research, development or commercialization of our drug candidates or any future drug candidates, and may result in costly litigation or arbitration that diverts management attention and resources away from our day-to-day activities, which may adversely affect our business, financial condition, results of operations and prospects.

Furthermore, current and future collaborators or strategic partners may develop, either alone or with others, products in related fields that are competitive with the products or potential products that are the subject of these collaborations. Competing products, either developed by our collaborators or strategic partners or to which the collaborators or strategic partners have rights, may result in the withdrawal of partner support for our drug candidates. Any of these developments could harm our product development efforts.

In addition, if our licensors fail to abide by the terms of the license, if the licensors fail to prevent infringement by third parties or if the licensed patents or other rights are found to be invalid or unenforceable, our business, competitive position, financial condition, results of operations and prospects could be materially harmed.

Some of our intellectual property may be subject to federal regulations such as “march-in” rights, certain reporting requirements and a preference for U.S.-based companies if it is determined that our intellectual property has been discovered through government-funded programs. Compliance with such regulations may limit our exclusive rights, and limit our ability to contract with non-U.S. manufacturers.

Some of the intellectual property rights we have acquired or licensed or may acquire or license in the future may have been generated through the use of U.S. government funding and may therefore be subject to certain federal regulations. These U.S. government rights include a non-exclusive, non-transferable, irrevocable worldwide license to use inventions for any governmental purpose. In addition, the U.S. government has the right, under certain limited circumstances, to require us to grant exclusive, partially exclusive, or non-exclusive licenses to any of these inventions to a third party if it determines that: (i) adequate steps have not been taken to commercialize the invention; (ii) government action is necessary to meet public health or safety needs; or (iii) government action is necessary to meet requirements for public use under federal regulations (also referred to as “march-in rights”). The U.S. government also has the right to take title to these inventions if the grant recipient fails to disclose the invention to the government or fails to file an application to register the intellectual property within specified time limits. Intellectual property generated under a government funded program is also subject to certain reporting requirements, compliance with which may require us to expend substantial resources. In addition, the U.S. government requires that any products embodying any of these inventions or produced through the use of any of these inventions be manufactured substantially in the United States. This preference for U.S. industry may be waived by the federal agency that provided the funding if the owner or assignee of the intellectual property can show that reasonable but unsuccessful efforts have been made to grant licenses on similar terms to potential licensees that would be likely to manufacture substantially in the United States or that under the circumstances domestic manufacture is not commercially feasible. This preference for U.S. industry may limit our ability to contract with non-U.S. product manufacturers for products relating to such intellectual property. To the extent any of our future intellectual property is also generated through the use of U.S. government funding, the provisions of the Bayh-Dole Act may similarly apply.

Patent terms may be inadequate to establish our competitive position on our drug candidates for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents directed to our drug candidates are obtained, once the patent life has expired for a drug candidate, we may be open to competition from competitive medications, including generic versions. Given the amount of time required for the development, testing and regulatory review of new drug candidates, patents directed towards such drug candidates might expire before or shortly after such drug candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing drug candidates similar or identical to ours for a meaningful amount of time, or at all.

Depending upon the timing, duration and conditions of any FDA marketing approval of our drug candidates, one or more of our owned or licensed U.S. patents may be eligible for limited patent term extension under the Hatch-Waxman Act, and similar legislation in the EU and certain other countries. The Hatch-Waxman Act permits a patent term extension of up to five years for a patent covering an approved product as compensation for effective patent term lost during product development and the FDA regulatory review process. However, we may not receive an extension if we fail to exercise due diligence during the testing phase or regulatory review process, fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. Moreover, the length of the extension could be less than we request. Only one patent per approved product can be extended, the extension cannot extend the total patent term beyond 14 years from approval and only those claims for the approved drug, a method for using it or a method for manufacturing it may be extended. If we are unable to obtain patent term extension or the term of any such extension is less than we request, the period during which we can enforce our patent rights for the applicable drug candidate will be shortened and our competitors may obtain approval to market competing products sooner. As a result, our revenue from applicable products could be reduced. Further, if this occurs, our competitors may take advantage of our investment in development and trials by referencing our clinical and nonclinical data and launch their product earlier than might otherwise be the case, and our competitive position, business, financial condition, results of operations and prospects could be materially harmed.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting, maintaining, defending and enforcing patents on our drug candidates in all countries throughout the world would be prohibitively expensive, and consequently our intellectual property rights in some countries outside the United States may be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patents to develop their own products and may export otherwise infringing products to territories where we have patents, but enforcement rights are not as strong as those in the United States. These products may compete with our drug candidates and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of some countries do not favor the enforcement or protection of patents, trade secrets and other intellectual property, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our intellectual property and proprietary rights generally. Proceedings to enforce our intellectual property rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful.

Many foreign countries, including some EU countries, India, Japan and China, have compulsory licensing laws under which a patent owner may be compelled under specified circumstances to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In those countries, we may have limited remedies if patents are infringed or if we are compelled to grant a license to a third party, which could materially diminish the value of the applicable patents and limit our potential revenue opportunities. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license, which could adversely affect our business, financial condition, results of operations and prospects.

In 2012, the European Patent Package, or EU Patent Package, regulations were passed with the goal of providing a single pan-European Unitary Patent and a new European Unified Patent Court (“UPC”), for litigation involving European patents. Implementation of the EU Patent Package occurred in 2023. Under the UPC, all European patents, including those issued prior to ratification of the European Patent Package, will by default automatically fall under the jurisdiction of the UPC. The UPC will provide our competitors with a new forum to centrally revoke our European patents, and allow for the possibility of a competitor to obtain pan-European injunctions. It will be several years before we will understand the scope of patent rights that will be recognized and the strength of patent remedies that will be provided by the UPC. Under the EU Patent Package as currently proposed, we will have the right to opt our patents out of the UPC over the first seven years of the court’s existence, but doing so may preclude us from realizing the benefits of the new unified court.

Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our drug candidates.

Obtaining and enforcing patents in the pharmaceutical industry is inherently uncertain, due in part to ongoing changes in the patent laws. For example, in the United States, depending on decisions by Congress, the federal courts, and the USPTO, the laws and regulations governing patents, and interpretation thereof, could change in unpredictable ways that could weaken our and our collaborators’ or licensors’ ability to obtain new patents or to enforce existing or future patents. For example, the U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. Therefore, there is increased uncertainty with regard to our and our collaborators’ or licensors’ ability to obtain patents in the future, as well as uncertainty with respect to the value of patents once obtained.

Patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our and our collaborators’ or licensors’ patent applications and the enforcement or defense of our or our collaborators’ or licensors’ issued patents. For example, assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy-Smith America Invents Act (the “Leahy-Smith Act”), enacted in September 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. The Leahy-Smith Act also includes a number of significant changes that affect the way patent applications are prosecuted and may also affect patent litigation. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to challenge the validity of a patent by USPTO-administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. The USPTO has developed regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, particularly the first inventor-to-file provisions. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our or our licensors’ patent applications and the enforcement or defense of our or our licensors’ issued patents. Similarly, statutory or judicial changes to the patent laws of other countries may increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Any of the foregoing could harm our business, financial condition, results of operations and prospects.

We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time-consuming and unsuccessful, and issued patents directed towards our technology and drug candidates could be found invalid or unenforceable if challenged.

We are not aware that our patents directed to either BIV201 or bezisterim (NE3107), the product candidates we are currently developing, are infringed by third parties. However, there can be no assurance that our patents will not be found in the future to be infringed by others. Any patents we do obtain may be challenged by reexamination or otherwise invalidated or eventually found unenforceable. Both the patent application process and the process of managing patent disputes can be time-consuming and expensive.

Significantly, our pending patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications. Our ability to enforce patent rights also depends on our ability to identify infringement. It may be difficult to identify infringers who do not advertise the components or methods that are used in connection with their products and services. Moreover, it may be difficult or impossible to obtain evidence of infringement in a competitor’s or potential competitor’s product or service. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents or that our patents are invalid or unenforceable. In a patent infringement proceeding, a court may decide that a patent of ours is invalid or unenforceable, in whole or in part, construe the patent’s claims narrowly or refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology. An adverse result in any litigation proceeding could put one or more of our owned or licensed patents at risk of being invalidated, held unenforceable or interpreted narrowly. We may find it impractical or undesirable to enforce our intellectual property against some third parties.

If we were to initiate legal proceedings against a third party to enforce a patent directed to our drug candidates, or one of our future drug candidates, the defendant could counterclaim that our patent is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, non-enablement or insufficient written description. Grounds for a presentability assertion could be an allegation that someone connected with prosecution of the patent withheld material information from the USPTO or made a misleading statement during prosecution. Third parties may also raise similar claims before the USPTO or an equivalent foreign body, even outside the context of litigation. Potential proceedings include reexamination, post-grant review, inter partes review, interference proceedings, derivation proceedings and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in the revocation of, cancellation of, or amendment to our patents in such a way that they no longer cover our technology or any drug candidates that we may develop. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art of which we and the patent examiner were unaware during prosecution. These assertions may also be based on information known to us or the USPTO. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent rights directed towards the applicable drug candidates or technology related to the patent rendered invalid or unenforceable. Such a loss of patent rights would materially harm our business, financial condition, results of operations and prospects.

Interference proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be materially harmed if the prevailing party does not offer us a license on commercially reasonable terms or at all.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.

The pharmaceutical industry is characterized by extensive litigation regarding patents and other intellectual property rights. Moreover, the cost to us of any litigation or other proceeding relating to our patents and other intellectual property rights, even if resolved in our favor, could be substantial, and the litigation would divert our management’s efforts. We may not have sufficient resources to bring any such action to a successful conclusion. Uncertainties resulting from the initiation and continuation of any litigation could limit our ability to continue our operations and you could lose all of your investment.

Some of our competitors are larger than we are and have substantially greater resources. They are, therefore, likely to be able to sustain the costs of complex patent litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing, misappropriating or otherwise violating our intellectual property. Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims could result in substantial costs and diversion of management resources, which could harm our business. In addition, the uncertainties associated with litigation could compromise our ability to raise the funds necessary to continue our clinical trials, continue our internal research programs, or in-license needed technology or other drug candidates. There could also be public announcements of the results of the hearing, motions, or other interim proceedings or developments. If securities analysts or investors perceive those results to be negative, it could cause the price of shares of our Common Stock to decline. Any of the foregoing events could harm our business, financial condition, results of operation and prospects.

We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might subject us to infringement claims or adversely affect our ability to develop and market our drug candidates.

We cannot guarantee that any of our or our licensors’ patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third-party patent and pending patent application in the United States and abroad that is relevant to or necessary for the commercialization of our drug candidates in any jurisdiction. For example, U.S. patent applications filed before November 29, 2000 and certain U.S. patent applications filed after that date that will not be filed outside the United States remain confidential until patents issue. As mentioned above, patent applications in the United States and elsewhere are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our drug candidates could have been filed by third parties without our knowledge. Additionally, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our drug candidates or the use of our drug candidates. The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact our ability to market our drug candidates. We may incorrectly determine that our drug candidates are not covered by a third-party patent or may incorrectly predict whether a third party’s pending application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect, which may negatively impact our ability to develop and market our drug candidates. Our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our drug candidates.

In addition, if we fail to identify and correctly interpret relevant patents, we may be subject to infringement claims. We cannot guarantee that we will be able to successfully settle or otherwise resolve such infringement claims. If we fail in any such dispute, in addition to being forced to pay damages, which may be significant, we may be temporarily or permanently prohibited from commercializing any of our drug candidates that are held to be infringing. We might, if possible, also be forced to redesign drug candidates so that they no longer infringe the third-party intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business and could adversely affect our business, financial condition, results of operations and prospects.

Third parties may initiate legal proceedings alleging that we are infringing, misappropriating or otherwise violating their intellectual property rights, the outcome of which would be uncertain and could negatively impact the success of our business.

Our commercial success depends upon our ability to develop, manufacture, market and sell our drug candidates and use our proprietary technologies without infringing, misappropriating or otherwise violating the intellectual property and other proprietary rights of third parties. There is considerable intellectual property litigation in the pharmaceutical industry. We may become party to, or be threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to our drug candidates and their manufacture and our other technology, including reexamination, interference, post-grant review, inter partes review or derivation proceedings before the USPTO or an equivalent foreign body. Numerous U.S.- and foreign-issued patents and pending patent applications owned by third parties exist in the fields in which we are developing our drug candidates. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future, regardless of their merit.

We do not believe that either BIV201 or bezisterim (NE3107), the product candidates we are currently developing, infringe the patents of any third parties. However, there can be no assurance that our technology will not be found in the future to infringe the patents of others. Moreover, patent applications are in some cases maintained in secrecy until patents are issued. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made and patent applications were filed. Because patents can take many years to issue, there may be currently pending applications of which we are unaware that may later result in issued patents that our products or product candidates infringe. For example, pending applications may exist that provide support or can be amended to provide support for a claim that results in an issued patent that our product infringes.

Even if we believe third-party intellectual property claims are without merit, there is no assurance that a court would find in our favor on questions of claim scope, infringement, validity, enforceability or priority. A court of competent jurisdiction could hold that third-party patents asserted against us are valid, enforceable and infringed, which could materially and adversely affect our ability to commercialize any drug candidates we may develop and any other drug candidates or technologies covered by the asserted third-party patents. In order to successfully challenge the validity of any such U.S. patent in federal court, we would need to overcome a presumption of validity. As this burden is a high one requiring us to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent.

If we are found to infringe, misappropriate or otherwise violate a third party’s intellectual property rights, and we are unsuccessful in demonstrating that such rights are invalid or unenforceable, we could be required to obtain a license from such a third party in order to continue developing and marketing our products and technology. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be or may become non-exclusive, thereby giving our competitors access to the same technologies licensed to us. We could be forced, including by court order, to cease commercializing the infringing technology or product. A finding of infringement could prevent us from commercializing our drug candidates or force us to cease some of our business operations. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties and other fees, redesign our infringing drug candidate or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business. Any of the foregoing events would harm our business, financial condition, results of operations and prospects.

We may be subject to claims by third parties asserting that we or our employees have infringed, misappropriated or otherwise violated their intellectual property rights, or claiming ownership of what we regard as our own intellectual property.

Many of our employees were previously employed at other biotechnology or pharmaceutical companies. Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s former employer. We may also be subject to claims that patents and applications we have filed to protect inventions made on our behalf by our employees, consultants and advisors, even those related to one or more of our drug candidates, are rightfully owned by their former or concurrent employer. Litigation may be necessary to defend against these claims

If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs, delay development of our drug candidates and be a distraction to management. Any of the foregoing events would harm our business, financial condition, results of operations and prospects.

We may be subject to claims challenging the inventorship of our patents and other intellectual property.

We or our licensors may be subject to claims that former employees, collaborators or other third parties have an interest (including co-ownership or ownership) in our owned or in-licensed patents, trade secrets, or other intellectual property as an inventor or co-inventor. For example, we or our licensors or collaborators may have inventorship disputes arising from conflicting obligations of employees, consultants or others who are involved in developing our drug candidates. While it is our policy to require our employees and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that we regard as our own. Our and their assignment agreements may not be self-executing or may be breached, and litigation may be necessary to defend against these and other claims challenging inventorship or our or our licensors’ or collaborators’ ownership of our owned or in-licensed patents, trade secrets or other intellectual property. If we or our licensors or collaborators fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to our drug candidates. Even if we are successful in defending against such claims, these claims may create considerable distraction to management and other employees of the company. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection, if any, afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•	others may be able to make products that are similar to any drug candidates we may develop or utilize similar technology but that are not covered by the claims of the patents that we license or may own in the future;
•	we, or our current or future licensors or collaborators, might not have been the first to make the inventions covered by the issued patent or pending patent application that we license or may own in the future;
•	we, or our current or future licensors or collaborators might not have been the first to file patent applications covering certain of our or their invention;
•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our owned or licensed intellectual property rights;
•	it is possible that our pending owned or licensed patent applications or those that we may own or license in the future will not lead to issued patents;
•	issued patents that we hold rights to may be held invalid or unenforceable, including as a result of legal challenges by our competitors;
•	our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	we may not develop additional proprietary technologies that are patentable;
•	the intellectual property rights of others may harm our business; and
•	we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent directed to such intellectual property.

Should any of these events occur, they could harm our business, financial condition, results of operations and prospects.

Intellectual property litigation may lead to unfavorable publicity that harms our reputation and causes the market price of shares of our Common Stock to decline.

During the course of any intellectual property litigation, there could be public announcements of the initiation of the litigation as well as results of hearings, rulings on motions, and other interim proceedings in the litigation. If securities analysts or investors regard these announcements as negative, the perceived value of our existing products, programs or intellectual property could be diminished. Accordingly, the market price of shares of our Common Stock may decline. Such announcements could also harm our reputation or the market for our future products, which could have a material adverse effect on our business.

Risks Relating to this Offering and Our Common Stock

You may experience immediate and substantial dilution in the net tangible book value per share of our Common Stock you purchase in this offering.

The public offering price per Unit in this offering may exceed the as adjusted net tangible book value per share of our Common Stock outstanding prior to this offering. After giving effect to the sale by us of the Units at an assumed public offering price of $10.30 per Unit, and after underwriter fees and estimated offering expenses payable by us and assuming full exercise of the Pre-Funded Warrants, you will experience immediate dilution of $(0.20) per share, representing the difference between our as adjusted net tangible book value per share as of March 31, 2025 after giving effect to this offering and the assumed public offering price. The exercise of outstanding warrants and stock options may also result in further dilution of your investment. See the section entitled “Dilution” on page 40 for a more detailed illustration of the dilution you may incur if you participate in this offering.

Our management will have broad discretion over the use of the net proceeds from this offering, may invest or spend the proceeds raised in this offering in ways with which you may not agree and the proceeds may not yield a significant return.

Our management will have broad discretion over the use of proceeds from this offering. We currently intend to use the net proceeds of this offering as described in the section entitled “Use of Proceeds.” However, our management will have broad discretion in the application of the net proceeds from this offering and could use them for purposes other than those contemplated at the time of this offering. Accordingly, you are relying on the judgment of our management with regard to the use of these net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds will be used appropriately. The failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our Common Stock to decline, and delay the development of our product candidates. Pending their use, we may invest the net proceeds from this offering in short-term, interest-bearing instruments. These investments may not yield a favorable return, or any return, to us or our stockholders.

Our stock price is and may continue to be volatile and you may not be able to resell our Common Stock at or above the price you paid.

The market price for our Common Stock is volatile and may fluctuate significantly in response to a number of factors, many of which we cannot control, such as quarterly fluctuations in financial results, the timing and our ability to advance the development of our product candidates or changes in securities analysts’ recommendations could cause the price of our stock to fluctuate substantially. In addition, stock markets generally have recently experienced volatility. Our stock price is likely to experience significant volatility in the future. The price of our Common Stock may decline and the value of any investment in our Common Stock may be reduced regardless of our performance. Further, the daily trading volume of our Common Stock has historically been relatively low. As a result of the historically low volume, our shareholders may be unable to sell significant quantities of Common Stock in the public trading markets without a significant reduction in the price of our shares of Common Stock. Each of these factors, among others, could harm your investment in our Common Stock and could result in your being unable to resell the shares of our Common Stock that you purchase at a price equal to or above the price you paid.

In the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the issuer. If any of our stockholders were to bring such a lawsuit against us, we could incur substantial costs defending the lawsuit and the attention of our management would be diverted from the operation of our business.

Nasdaq may seek to delist our Common Stock if it concludes this offering does not qualify as a public offering as defined under Nasdaq’s stockholder approval rule.

The continued listing of our Common Stock on Nasdaq depends on our compliance with the requirements for continued listing under the Nasdaq Marketplace Rules, including, but not limited to, Market Place Rule 5635, or the stockholder approval rule. The stockholder approval rule prohibits the issuance of shares of our Common Stock (or derivatives) in excess of 20% of our outstanding shares of our Common Stock without stockholder approval, unless those shares are sold at a price that equals or exceeds the “minimum price”, as defined in the stockholder approval rule, or in what Nasdaq deems a “public offering” as defined in the stockholder approval rule (a “Public Offering”). The securities sold in this offering may be sold at a significant discount to the “minimum price” as defined in the stockholder approval rule, and we do not intend to obtain the approval of our stockholders for the issuance of the securities in this offering. Accordingly, we have sought to conduct, and plan to continue to conduct, this offering as a Public Offering as defined in the stockholder approval rule, which is a qualitative analysis based on several factors as determined by Nasdaq, including by broadly marketing and offering these securities in a firm commitment underwritten offering registered under the Securities Act of 1933, as amended (the “Securities Act”). Demand for the securities sold by us in this offering, and the actual public offering price for these securities, will be determined following a broad public marketing effort over several trading days, and final distribution of these securities will ultimately be determined by the underwriters. Nasdaq has also published guidance that an offering of securities that are “deeply discounted” to the “minimum price” (for example a discount of 50% or more) will typically preclude a determination that the offering qualifies as Public Offering for purposes of the stockholder approval rule. We cannot assure you that Nasdaq will determine that this offering will be deemed a Public Offering under the stockholder approval rule. If Nasdaq determines that this offering was not conducted in compliance with the stockholder approval rule, Nasdaq may cite a deficiency and move to delist our securities from Nasdaq. Upon a delisting from Nasdaq, our stock would likely be traded in the over-the-counter inter-dealer quotation system, more commonly known as the “OTC.” OTC transactions involve risks in addition to those associated with transactions in securities traded on the securities exchanges, such as Nasdaq, or, together, Exchange-listed stocks. Many OTC stocks trade less frequently and in smaller volumes than exchange-listed stocks. Accordingly, our stock would be less liquid than it would be otherwise. Also, the prices of OTC stocks are often more volatile than Exchange-listed stocks. Additionally, institutional investors are usually prohibited from investing in OTC stocks, and it might be more challenging to raise capital when needed.

We do not intend to pay dividends on our Common Stock, so any returns will be limited to the value of our Common Stock.

We currently anticipate that we will retain any future earnings to finance the continued development, operation and expansion of our business. As a result, we do not anticipate declaring or paying any cash dividends or other distributions in the foreseeable future. If we do not pay dividends, our Common Stock may be less valuable because stockholders must rely on sales of their Common Stock after price appreciation, which may never occur, to realize any gains on their investment.

You may experience future dilution as a result of future equity offerings or if we issue shares subject to options, warrants, stock awards or other arrangements.

In order to raise additional capital, we may in the future offer additional shares of our Common Stock or other securities convertible into or exchangeable for our Common Stock in any other offering at a price per share that is less than the current market price of our securities, and investors purchasing shares or other securities in the future could have rights superior to existing stockholders. The sale of additional shares of our Common Stock or other securities convertible into or exchangeable for our Common Stock would dilute all of our stockholders, and if such sales of convertible securities into or exchangeable into our Common Stock occur at a deemed issuance price that is lower than the current exercise price of our outstanding warrants sold to Acuitas Group Holdings, LLC (“Acuitas”) in August 2022 (the “Acuitas Warrants”), the exercise price for those warrants would adjust downward to the deemed issuance price pursuant to price adjustment protection contained within those warrants.

As of June 30, 2025, there were warrants outstanding to purchase an aggregate of 960,098 shares of our Common Stock at exercise prices ranging from $13.70 to $1,250.00 per share, 84,872 shares issuable upon exercise of outstanding options at exercise prices ranging from $19.00 to $4,209.00 per share and restricted stock units totaling 7,212. We may also grant additional options, warrants or equity awards. To the extent such shares are issued, the interest of holders of our Common Stock will be diluted.

Moreover, we are obligated to issue shares of our Common Stock upon achievement of certain clinical, regulatory and commercial milestones with respect to certain of our drug candidates (i.e., bezisterim (NE3107), NE3291, NE3413, and NE3789) pursuant to the asset purchase agreement, dated April 27, 2021, by and among the Company, NeurMedix and Acuitas, as amended on May 9, 2021. The achievement of these milestones could result in the issuance of up to 1.8 million shares of our Common Stock, further diluting the interest of holders of our Common Stock.

We may, in the future, issue additional Common Stock, which would reduce investors’ percent of ownership and may dilute our share value.

As of June 30, 2025, our Articles of Incorporation, as amended, authorize the issuance of 800,000,000 shares of Common Stock, and we had 1,862,922 shares of our Common Stock issued and 1,860,086 shares of our Common Stock issued and outstanding. Accordingly, we may issue up to an additional 798,137,078 shares of Common Stock. The future issuance of Common Stock may result in substantial dilution in the percentage of our Common Stock held by our then existing stockholders. We may value any Common Stock in the future on an arbitrary basis. The issuance of Common Stock for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors, might have an adverse effect on any trading market for our Common Stock and could impair our ability to raise capital in the future through the sale of equity securities.

There is a limited trading market for our Common Stock, which could make it difficult to liquidate an investment in our Common Stock, in a timely manner.

Our Common Stock is currently traded on Nasdaq. Because there is a limited public market for our Common Stock, investors may not be able to liquidate their investment whenever desired. We cannot assure that there will be an active trading market for our Common Stock and the lack of an active public trading market could mean that investors may be exposed to increased risk. In addition, if we failed to meet the criteria set forth in the regulations of the SEC, various requirements would be imposed by law on broker dealers who sell our securities to persons other than established customers and accredited investors. Consequently, such regulations may deter broker-dealers from recommending or selling our Common Stock, which may further affect its liquidity.

There is no established public trading market for the Pre-funded Warrants or Warrants being offered in this offering, and we do not expect a market to develop for the Pre-funded Warrants or Warrants.

There is no established public trading market for the Pre-funded Warrants or Warrants being offered and sold in this offering, and we do not expect a market to develop. In addition, we do not intend to apply to list the Pre-funded Warrants or Warrants on any national securities exchange or other nationally recognized trading system. Without an active market, the liquidity of the Pre-funded Warrants or Warrants will be limited. Further, the existence of the Pre-funded Warrants or Warrants may act to reduce both the trading volume and the trading price of our Common Stock.

The Pre-funded Warrants or Warrants are speculative in nature.

Except as otherwise provided in the Pre-funded Warrants or Warrants, until holders of Pre-funded Warrants or Warrants acquire our Common Stock upon exercise of the Pre-funded Warrants or Warrants, holders of Pre-funded Warrants and Warrants will have no rights with respect to our Common Stock underlying such Pre-funded Warrants and Warrants. Upon exercise of the Pre-funded Warrants or Warrants, the holders will be entitled to exercise the rights of a stockholder of our Common Stock only as to matters for which the record date occurs after the exercise date.

Moreover, following this offering, the market value of the Pre-funded Warrants and Warrants is uncertain. There can be no assurance that the market price of our Common Stock will ever equal or exceed the price of the Pre-funded Warrants or Warrants, and, consequently, whether it will ever be profitable for investors to exercise their Pre-funded Warrants or Warrants.

We will not, in the case of the Pre-funded Warrants, and may not, in the case of the Warrants, receive any meaningful additional funds upon the exercise of the Pre-funded Warrants or Warrants.

Each Pre-funded Warrant and each Warrant will be exercisable until it is fully exercised and by means of payment of the nominal cash purchase price upon exercise or $      cash purchase price upon exercise, respectively, or through a “cashless exercise” procedure. Accordingly, we will not, in the case of the Pre-funded Warrants, and may not, in the case of the Warrants, receive any meaningful additional funds upon the exercise of the Pre-funded Warrants or Warrants.

If we do not maintain a current and effective prospectus relating to our Common Stock issuable upon exercise of the Pre-funded Warrants or the Warrants, holders will only be able to exercise such Pre-funded Warrants or the Warrants on a “cashless basis.”

If we do not maintain a current and effective prospectus relating to the shares of our Common Stock issuable upon exercise of the Pre-funded Warrants or the Warrants at the time that holders wish to exercise such warrants, they will only be able to exercise them on a “cashless basis,” and under no circumstances would we be required to make any cash payments or net cash settle such warrants to the holders. As a result, the number of shares of our Common Stock that holders will receive upon exercise of the Pre-funded Warrants or the Warrants will be fewer than it would have been had such holders exercised their Pre-funded Warrants or the Warrants for cash. If we are unable to maintain a current and effective prospectus, the potential “upside” of the holder’s investment in our company may be reduced.

Significant holders or beneficial holders of shares of our Common Stock may not be permitted to exercise the Pre-funded Warrants that they hold.

A holder of the Pre-funded Warrants will not be entitled to exercise any portion of any Pre-funded Warrant that, upon giving effect to such exercise, would cause: (i) the aggregate number of shares of our Common Stock beneficially owned by such holder (together with its affiliates) to exceed 4.99% (or 9.99% at the election of the holder) of the number of shares of our Common Stock immediately after giving effect to the exercise; or (ii) the combined voting power of our securities beneficially owned by such holder (together with its affiliates) to exceed 4.99% (or 9.99% at the election of the holder) of the combined voting power of all of our securities outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Pre-funded Warrants. As a result, you may not be able to exercise your Pre-funded Warrants for shares of our Common Stock at a time when it would be financially beneficial for you to do so. In such a circumstance, you could seek to sell your Pre-funded Warrants to realize value, but you may be unable to do so in the absence of an established trading market and due to applicable transfer restrictions.

Since the Warrants and Pre-funded Warrants are executory contracts, they may have no value in a bankruptcy or reorganization proceeding.

In the event a bankruptcy or reorganization proceeding is commenced by or against us, a bankruptcy court may hold that any unexercised Warrants and Pre-funded Warrants, as applicable, are executory contracts that are subject to rejection by us with the approval of the bankruptcy court. As a result, holders of the Warrants and Pre-funded Warrants, as applicable, may, even if we have sufficient funds, not be entitled to receive any consideration for their Warrants and Pre-funded Warrants, as applicable, or may receive an amount less than they would be entitled to if they had exercised their Warrants and Pre-funded Warrants, as applicable, prior to the commencement of any such bankruptcy or reorganization proceeding.

The Reverse Stock Split has caused and could further cause our stock price to decline relative to its value before the Reverse Stock Split and decrease the liquidity of shares of our Common Stock.

At a special meeting of the Company’s stockholders held on June 23, 2025, the Company’s stockholders approved a proposal to grant the Board authority, in its sole discretion, prior to the one-year anniversary of such special meeting, to effect a reverse stock split of the outstanding shares of Common Stock, at a ratio between 1-for-5 and 1-for-10. On June 26, 2025, pursuant to the authority granted by the Company’s stockholders, the Board approved a reverse stock split of our Common Stock at a ratio of 1-for-10. The Reverse Stock Split became effective at 12:01 a.m. Eastern Time on July 7, 2025. The Reverse Stock split has caused a decline in the value of our outstanding Common Stock and there is no assurance that the Reverse Stock Split will not cause further decline in the value of our outstanding Common Stock. The liquidity of the shares of our Common Stock may be affected adversely by the Reverse Stock Split given the reduced number of shares that are outstanding following the Reverse Stock Split, especially if the market price of our Common Stock does not increase as a result of the Reverse Stock Split. In addition, the Reverse Stock Split has increased the number of stockholders who own odd lots (less than 100 shares) of our Common Stock, creating the potential for such stockholders to experience an increase in the cost of selling their shares and greater difficulty effecting such sales.

Any failure to maintain effective internal control over financial reporting could harm us.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Under standards established by the Public Company Accounting Oversight Board (“PCAOB”), a deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or personnel, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. The PCAOB defines a material weakness as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented, or detected and corrected, on a timely basis.

If we are unable to assert that our internal control over financial reporting is effective, or when required in the future, if our independent registered public accounting firm is unable to express an unqualified opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our Common Stock could be adversely affected and we could become subject to litigation or investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

The lack of public company experience of our management team could adversely impact our ability to comply with the reporting requirements of U.S. securities laws, which could have a materially adverse effect on our business.

Our officers have limited public company experience, which could impair our ability to comply with legal and regulatory requirements such as those imposed by Sarbanes-Oxley Act of 2002. Such responsibilities include complying with federal securities laws and making required disclosures on a timely basis. Any such deficiencies, weaknesses or lack of compliance could have a materially adverse effect on our ability to comply with the reporting requirements of the Exchange Act, which is necessary to maintain our public company status. If we were to fail to fulfill those obligations, our ability to continue as a U.S. public company would be in jeopardy in which event you could lose your entire investment in our Company.

We are considered a smaller reporting company that is exempt from certain disclosure requirements, which could make our stock less attractive to potential investors.

Rule 12b-2 of the Exchange Act defines a “smaller reporting company” as an issuer that is not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent that is not a smaller reporting company and that:

•	Had a public float of less than $250 million as of the last business day of its most recently completed fiscal quarter, computed by multiplying the aggregate number of worldwide number of shares of its voting and non-voting common equity held by non-affiliates by the price at which the common equity was last sold, or the average of the bid and asked prices of common equity, in the principle market for the common equity; or

•	In the case of an initial registration statement under the Securities Act or the Exchange Act for shares of its common equity, had a public float of less than $250 million as of a date within 30 days of the date of the filing of the registration statement, computed by multiplying the aggregate worldwide number of such shares held by non-affiliates before the registration plus, in the case of a Securities Act registration statement, the number of such shares included in the registration statement by the estimated public offering price of the shares; or

•	In the case of an issuer who had annual revenue of less than $100 million during the most recently completed fiscal year for which audit financial statements are available, had a public float as calculated under paragraph (1) or (2) of this definition that was either zero or less than $700 million.

As a “smaller reporting company” we are not required and may not include a Compensation Discussion and Analysis section in our proxy statements; we provide only 3 years of business development information; and have other “scaled” disclosure requirements that are less comprehensive than issuers that are not “smaller reporting companies” which could make our stock less attractive to potential investors, which could make it more difficult for you to sell your shares.

We are subject to the periodic reporting requirements of the Exchange Act, which require us to incur audit fees and legal fees in connection with the preparation of such reports. These additional costs will negatively affect our ability to earn a profit.

We are required to file periodic reports with the SEC pursuant to the Exchange Act and the rules and regulations thereunder. In order to comply with such requirements, our independent registered auditors have to review our financial statements on a quarterly basis and audit our financial statements on an annual basis. Moreover, our legal counsel has to review and assist in the preparation of such reports. Factors such as the number and type of transactions that we engage in and the complexity of our reports cannot accurately be determined at this time and may have a major negative effect on the cost and amount of time to be spent by our auditors and attorneys. However, the incurrence of such costs is an expense to our operations and thus has a negative effect on our ability to meet our overhead requirements and earn a profit.

Because we do not intend to pay any cash dividends on our Common Stock, our stockholders will not be able to receive a return on their shares unless they sell them.

We intend to retain any future earnings to finance the development and expansion of our business. We do not anticipate paying any cash dividends on our Common Stock in the foreseeable future. Unless we pay dividends, our stockholders will not be able to receive a return on their shares unless they sell them. There is no assurance that stockholders will be able to sell shares when desired.

We are authorized to issue “blank check” preferred stock without stockholder approval, which could adversely impact the rights of holders of our securities.

Our Articles of Incorporation authorize us to issue up to 10,000,000 shares of blank check preferred stock. Any preferred stock that we issue in the future may rank ahead of our Common Stock in terms of dividend priority or liquidation premiums and may have greater voting rights than our Common Stock. Any preferred stock issued may contain provisions allowing those shares to be converted into shares of Common Stock, which could dilute the value of our Common Stock to current stockholders and could adversely affect the market price, if any, of our Common Stock. The preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying, or preventing a change in control of our company. Although we have no present intention to issue any shares of our authorized preferred stock, there can be no assurance that we will not do so in the future.

Provisions in our Articles of Incorporation, our Bylaws, and Nevada law might discourage, delay or prevent a change in control of our company or changes in our management and, therefore, depress the trading price of our Common Stock.

Provisions of our Articles of Incorporation, our Bylaws, and Nevada law may have the effect of deterring unsolicited takeovers or delaying or preventing a change in control of our company or changes in our management, including transactions in which our stockholders might otherwise receive a premium for their shares over then current market prices. In addition, these provisions may limit the ability of stockholders to approve transactions that they may deem to be in their best interests. These provisions include:

•	the inability of stockholders to call special meetings;

•	the “business combinations” and “control share acquisitions” provisions of Nevada law, to the extent applicable, could discourage attempts to acquire our stockholders stock even on terms above the prevailing market price; and

•	the ability of our board of directors to designate the terms of and issue new series of preferred stock without stockholder approval, which could include the right to approve an acquisition or other change in our control or could be used to institute a rights plan, also known as a poison pill, that would dilute the stock ownership of a potential hostile acquirer, likely preventing acquisitions that have not been approved by our board of directors.

The existence of the forgoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our Common Stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your Common Stock in an acquisition.

Cautionary Note Regarding Forward-Looking Statements

This prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Such forward-looking statements concern our anticipated results and progress of our operations in future periods, planned exploration and, if warranted, development of our properties, plans related to our business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. All statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “expect,” “estimate,” “may,” “will,” “could,” “leading,” “intend,” “contemplate,” “shall” and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. The sections in this prospectus entitled “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as other sections in this prospectus, discuss some of the factors that could contribute to these differences. Forward-looking statements in this prospectus include, but are not limited to, statements with respect to:

-	our limited operating history and experience in developing and manufacturing drugs;

-	none of our products are approved for commercial sale;

-	our substantial capital needs;

-	product development risks;

-	our lack of sales and marketing personnel;

-	regulatory, competitive and contractual risks;

-	no assurance that our product candidates will obtain regulatory approval or that the results of clinical studies will be favorable;

-	risks related to our intellectual property rights;

-	the volatility of the market price and trading volume in our Common Stock;

-	the risk that our Common Stock will be delisted from Nasdaq;

-	the absence of liquidity in our Common Stock;

-	the risk of substantial dilution from future issuances of our equity securities; and

-	the other risks set forth herein under the caption “Risk Factors.”

The foregoing does not represent an exhaustive list of matters that may be covered by the forward-looking statements contained herein or risk factors that we are faced with. The factors set forth above under “Risk Factors” and other cautionary statements made in this prospectus should be read and understood as being applicable to all related forward-looking statements wherever they appear in this prospectus. The forward-looking statements contained in this prospectus represent our judgment as of the date of this prospectus. We caution readers not to place undue reliance on such statements. You should read this prospectus and the documents that we have filed as exhibits to this prospectus completely and with the understanding that our actual future results may be materially different from the plans, intentions and expectations disclosed in the forward-looking statements we make. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained above and throughout this prospectus.

Use of Proceeds

We estimate that the net proceeds from this offering will be approximately $13.5 million, or approximately $15.6 million if the underwriters exercise their over-allotment option in full, based on an assumed public offering price of $10.30 per Unit, which was the closing price of shares of our Common Stock on Nasdaq on June 26, 2025, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, assuming no sale of the Pre-funded Units.

We intend to use the net proceeds from this offering for working capital and general corporate purposes. This may include, but is not limited to, capital expenditures, research and development expenditures and acquisitions of new technologies or businesses.

A $1.00 increase (decrease) in the assumed public offering price of $10.30 per Unit, which was the closing price of our common stock on Nasdaq on June 26, 2025, would increase (decrease) the net proceeds from this offering by approximately $1.4 million, assuming that the number of Units offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 50,000 Units in the number of Units offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the net proceeds from this offering by approximately $0.48 million, assuming no change in the assumed public offering price per Unit and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Although we have identified some potential uses of the net proceeds to be received from this offering, we cannot specify these uses with certainty. The allocations of the proceeds of this offering presented above constitute the current estimates of our management and are based on our current plans, assumptions made with respect to the industry in which we currently or, in the future, expect to operate, general economic conditions and our future revenue and expenditure estimates. Our management will have broad discretion in the application of the net proceeds from this offering and could use them for purposes other than those contemplated at the time of this offering. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not positively impact our results of operations or increase the market value of our securities.

Dividend Policy

We have never declared or paid dividends on our Common Stock and we do not anticipate paying any cash dividends on our Common Stock in the foreseeable future. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors and will depend on applicable law and then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2025 as follows:

•	on an actual basis; and

•	on an as adjusted basis to reflect the issuance by us in this offering of 1,456,310 Units at an assumed public offering price of $10.30 per Unit (the last reported sale price of our Common Stock on Nasdaq on June 26, 2025) after deducting estimated offering expenses.

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as our financial statements and related notes and the other financial information included herein.

(in thousands, except share and per share amounts)	Actual	As adjusted
Cash and cash equivalents	$23,152,014	36,652,014
Total liabilities	2,842,270	2,842,270
Preferred stock; $0.001 par value; 10,000,000 shares authorized; 0 shares issued and outstanding	-	-
Common stock, $0.0001 par value; 800,000,000 shares authorized at March 31, 2025; 1,854,574 shares issued of which 1,851,738 shares are outstanding at March 31, 2025	7,463	7,609
Additional paid-in capital	370,465,616	383,965,470
Accumulated deficit	(348,655,105)	(348,655,105)
Treasury stock	(29)	(29)
Total stockholders’ equity	$21,817,945	35,317,945
Total capitalization	$24,660,215	38,160,215

The as adjusted information discussed above is illustrative only and will be based on the actual public offering price and other terms of this offering determined at pricing. The number of shares of our Common Stock to be outstanding after this offering is based on 1,851,738 shares of our Common Stock outstanding as of March 31, 2025, and excludes:

•	88,713 shares of our Common Stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $294.70 per share;

•	960,056 shares of our Common Stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $35.00 per share; and

•	11,054 shares of our Common Stock issuable upon vesting of restricted stock units issued under our equity incentive plan.

Dilution

If you invest in shares of our Common Stock in this offering, your interest will be diluted to the extent of the difference between the assumed public offering price per share of Common Stock and the net tangible book value per share of Common Stock immediately after this offering.

The net tangible book value of our Common Stock as of March 31, 2025 was approximately $21.2 million, or approximately $11.46 per share. The net tangible book value per share of our Common Stock represents our total tangible assets (total assets less intangible assets) less total liabilities divided by the number of shares of Common Stock outstanding as of that date.

After giving effect to the issuance by us in this offering of 1,456,310 Units at an assumed public offering price of $10.30 per Unit (the last reported sale price of our Common Stock on Nasdaq on June 26, 2025) after deducting estimated underwriting discounts and commissions and estimated offering expenses, our as adjusted net tangible book value as of March 31, 2025 would have been approximately $34.7 million, or approximately $10.50 per share. This represents an immediate decrease in net tangible book value of approximately $0.97 per share to our existing stockholders, and an immediate dilution in as adjusted net tangible book value of approximately $(0.20) per share to new investors purchasing Units in this offering. Dilution per share to new investors is determined by subtracting as adjusted net tangible book value per share as of March 31, 2025 after giving effect to this offering from the public offering price per Unit paid by new investors.

The following table illustrates this per share dilution:

Assumed public offering price per Unit		$10.30
Historical net tangible book value per share as of March 31, 2025	$11.46
Decrease in as adjusted net tangible book value per share after this offering	$(0.97)
As adjusted net tangible book value per share as of March 31, 2025 after giving effect to this offering		$10.50
Dilution per share to new investors in this offering		$(0.20)

A $1.00 increase in the assumed public offering price of $10.30 per Unit, which was the closing price of our common stock on Nasdaq on June 26, 2025, would increase our as adjusted net tangible book value after this offering to approximately $10.92 per share and would increase the dilution to new investors purchasing Units in this offering to approximately $0.38 per share, assuming that the number of Units offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses. A $1.00 decrease in the assumed public offering price of $10.30 per Unit, which was the closing price of our common stock on Nasdaq on June 26, 2025, would decrease our as adjusted net tangible book value after this offering to approximately $10.02 per share and would decrease the dilution to new investors purchasing Units in this offering to approximately $(0.72) per share, assuming that the number of Units offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses.

If the underwriters exercise their overallotment option in full, the as adjusted net tangible book value as of March 31, 2025, after giving effect to this offering, would have been approximately $37.0 million, or approximately $10.48 per share. This represents a decrease in net tangible book value of approximately $0.98 per share to our existing stockholders and dilution in as adjusted net tangible book value of approximately $(0.18) per share to new investors purchasing Units in this offering.

The number of shares of our Common Stock to be outstanding after this offering is based on 1,851,738 shares of our Common Stock outstanding as of March 31, 2025, and excludes:

•	88,713 shares of our Common Stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $294.70 per share;

•	960,056 shares of our Common Stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $35.00 per share; and

•	11,054 shares of our Common Stock issuable upon vesting of restricted stock units issued under our equity incentive plan.

To the extent that outstanding exercisable options or warrants are exercised, you may experience further dilution.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital by issuing equity securities or convertible debt, your ownership will be further diluted.

SECURITIES MARKET INFORMATION

Market Information

Our shares of Common Stock are listed on Nasdaq under the symbol “BIVI.” On July 8, 2025, the last reported sales price of our Common Stock on Nasdaq was $8.47 per share.

Holders

As of July 8, 2025, there were 75 holders of record of our Common Stock.

BUSINESS

Overview of the Company

We are a clinical-stage company developing innovative drug therapies for the treatment of neurological and neurodegenerative disorders and advanced liver disease.

Neurodegenerative Disease Program

The Company acquired the biopharmaceutical assets of NeurMedix, Inc. (“NeurMedix”) a privately held clinical-stage pharmaceutical company and a related party in June 2021. The acquired assets included NE3107 or (“bezisterim”). Bezisterim, the approved generic name for NE3107 is an investigational, novel, orally administered small molecule that is thought to inhibit inflammation-driven insulin resistance and major pathological inflammatory cascades with a novel mechanism of action. There is emerging scientific consensus that both inflammation and insulin resistance may play fundamental roles in the development of Alzheimer’s disease (“AD”) and Parkinson’s disease (“PD”), and bezisterim could, if approved by the U.S. Food and Drug Administration (“FDA”), represent an entirely new medical approach to treating these devastating conditions affecting an estimated 6 million Americans suffering from AD , 1 million Americans suffering from PD and Long COVID affects approximately 20 million adults in the US, and millions more worldwide.

In neurodegenerative disease, the Company’s drug candidate bezisterim is an orally bioavailable, Blood Brain Barrier (“BBB”)-permeable, insulin-sensitizer that is also anti-inflammatory. In addition, it is not immunosuppressive and has a low risk of drug-drug interaction. Bezisterim inhibits activation of inflammatory action extracellular single regulated kinase (“ERK”) and nuclear factor kappa-light-chain-enhancer of activated B cells (“NFκB”) (including interactions with tumor necrosis factor (“TNF”) signaling and other relevant inflammatory pathways) that lead to neuroinflammation and insulin resistance. By binding to ERK and selectively modulating NFκB activation and TNF-α production and not interfere with their homeostatic functions, BioVie believes that bezisterim may offer clinical improvements in several disease indications, including PD, AD and long COVID.

BioVie has conducted and reported efficacy data on its Phase 3 randomized, double-blind, placebo-controlled, parallel-group, multicenter study to evaluate bezisterim in patients who have mild-to-moderate AD (NCT04669028). Results of a Phase 2 investigator-initiated trial (NCT05227820) showing bezisterim-treated patients experienced improved cognition and biomarker levels were presented at the Clinical Trials on Alzheimer’s Disease (CTAD) annual conference in December 2022. An estimated six million Americans suffer from AD. A Phase 2 study of bezisterim in PD (NCT05083260) has been completed, and data presented at the AD/PD™ 2023 International Conference on Alzheimer’s and Parkinson’s Diseases and related neurological disorders in Gothenburg, Sweden in March 2023 showed significant improvements in “morning on” symptoms and clinically meaningful improvement in motor control in patients treated with a combination of bezisterim and levodopa vs. patients treated with levodopa alone, and no drug-related adverse events.

In long COVID, bezisterim has the potential to reduce neurological symptoms including fatigue and cognitive dysfunction. Persistently circulating viral spike proteins are believed to trigger TLR-4 driven activation of NFκB and the subsequent expression of inflammatory cytokines (IL-6, TNF, IFNg).

A. Parkinson’s Disease (NCT05083260)

Parkinson’s disease (PD) is a progressive neurodegenerative disease most often characterized by tremors, muscle rigidity, slowness of movement, postural instability, and difficulties with speech. Compelling evidence implicates inflammation and insulin resistance in the initiation and progression of the disease – likely both due to their respective roles in dopamine dysfunction in the brain and neurodegeneration. Current therapeutic approaches provide only symptomatic relief, but do not modify disease progression.

PD is driven in large part by neuroinflammation and activation of brain microglia, leading to increased proinflammatory cytokines (particularly TNF). Multiple daily administrations of levodopa (converted to dopamine in the brain) is the current standard of care treatment for this movement disorder. However, levodopa effectiveness diminishes over time necessitating increased dosage and prolonged daily administration leads to side effects of uncontrolled movements called levodopa-induced dyskinesia, commonly referred to as LID, which is exacerbated by high dose levodopa. Although levodopa provides symptomatic benefit, it does not slow PD progression.

The Company designed a new Phase 2b study of bezisterim as a potential first line therapy to treat patients with new onset PD. This trial will be evaluating the safety and efficacy of bezisterim on motor and non-motor symptoms in patients with PD who haven’t been treated with carbidopa/levodopa. The PD Phase 2b study , multicenter, randomized, double-blind, placebo-controlled trial with a hybrid decentralized design will last 20 weeks from the initial screening phase to the safety follow up. In July 2024, the Company submitted the new protocol and received a response from the FDA permitting the Company to proceed with the study. The trial commenced in April 2025.

The Phase 2 study of bezisterim for the treatment of PD (NCT05083260) that completed in December 2022, was a double-blind, placebo-controlled, safety, tolerability, and pharmacokinetics study in PD participants treated with carbidopa/levodopa and bezisterim. Forty-five patients with a defined L-dopa “off state” were randomized 1:1 to placebo: bezisterim 20 mg twice daily for 28 days. This trial was launched with two design objectives: 1) the primary objective was safety and a drug-drug interaction study as requested by the FDA to measure the potential for adverse interactions of bezisterim with carbidopa/ levodopa; and 2) the secondary objective was to determine if preclinical indications of promotoric activity and apparent enhancement of levodopa activity could be seen in humans. Both objectives were met.

B. Long COVID Program

About Long COVID

Long COVID is a condition in which symptoms of COVID-19, the acute respiratory disease caused by the SARS-CoV-2 virus, persist for an extended period, generally three months or more. Common symptoms include lingering loss of smell and taste, extreme fatigue, and “brain fog,” though persistent cardiovascular and respiratory problems, muscle weakness, and neurologic issues have also been documented.

Approximately 20 million individuals in the U.S. currently or previously have long COVID, with millions more impacted worldwide.1,2 Studies estimate that approximately 10-30% of individuals who contract COVID-19 experience lingering symptoms for months or even years, with fatigue, brain fog, and cognitive impairment significantly impacting daily functioning and quality of life. Despite the growing recognition of long COVID as a serious condition, treatment options remain limited, and many patients struggle to find effective relief for their symptoms. The loss in quality of life and earnings and increased medical costs has an enormous economic impact estimated to be $3.7 trillion. To date there are no non-pharmacological or pharmacological therapies proven effective for treatment of long COVID

In April 2024, the Company was awarded a clinical trial grant of $13.1 million from the U.S. Department of Defense (“DOD”), awarded through the Peer Reviewed Medical Research Program of the Congressionally Directed Medical Research Programs. In August 2024, U.S. Army Medical Research and Development Command, Office of Human Research Oversight (“OHRO”) approved the Company’s plan to evaluate bezisterim for the treatment of neurological symptoms that are associated with long COVID. and the FDA authorized our Investigational New Drug (“IND”) application for bezisterim allowing the Company to study a novel, anti-inflammatory approach or the treatment of the debilitating neurocognitive symptoms associated with long covid.

The Phase 2 ADDRESS-LC study, which is fully funded by a grant from the DOD, is a randomized (1:1), placebo-controlled, multicenter trial evaluating the efficacy, safety and tolerability of bezisterim in adult participants with long COVID who have cognitive impairment sequelae and fatigue. Individuals who have been diagnosed with long COVID and have neurocognitive dysfunction and self-reported fatigue may meet qualification criteria and can visit www.addressLC.com to learn more.

The trial commenced in May 2025. As of April 2025, the Company was reimbursed approximately $2.9 million for trial costs incurred for the nine months ended March 31, 2025.

C. Alzheimer’s Disease (NCT05083260)

On November 29, 2023, the Company announced the analysis of its unblinded, topline efficacy data from its Phase 3 clinical trial (NCT04669028) of bezisterim in the treatment of mild to moderate AD. The study had co-primary endpoints looking at cognition using the Alzheimer’s Disease Assessment Scale-Cognitive Scale (ADAS-Cog 12) and function using the Clinical Dementia Rating-Sum of Boxes (CDR-SB). Patients were randomly assigned, 1:1 versus placebo, to receive sequentially 5 mg of bezisterim orally twice a day for 14 days, then 10 mg orally twice a day for 14 days, followed by 26 weeks of 20 mg orally twice daily.

Upon trial completion, as the Company began the process of unblinding the trial data, the Company found significant deviation from protocol and current good clinical practices (“cGCPs”) violations at 15 study sites (virtually all of which were from one geographic area). This highly unusual level of suspected improprieties led the Company to exclude all patients from these sites and to refer the sites to the FDA Office of Scientific Investigations (“OSI”) for potential further action. After the patient exclusions, 81 patients remained in the Modified Intent to Treat population, 57 of whom were in the Per-Protocol population which included those who completed the trial and were verified to take study drug from pharmacokinetic data.

The trial was originally designed to be 80% powered with 125 patients in each of the treatment and placebo arms. The unplanned exclusion of so many patients left the trial underpowered for the primary endpoints. In the Per-Protocol population, which included those patients who completed the trial and who were further verified to have taken the study drug (based on pharmacokinetic data), an observed descriptive change from baseline appeared to suggest a slowing of cognitive loss; these same patients experienced an advantage in age deceleration vs. placebo as measured by DNA epigenetic change. Age deceleration is used by longevity researchers to measure the difference between the patient’s biological age, in this case as measured by the Horvath DNA methylation Skin Blood Clock, relative to the patient’s actual chronological age. This test was a non-primary/secondary endpoint, other-outcome measure, done via blood test collected at week 30 (end of study). Additional DNA methylation data continues to be collected and analyzed.

Liver Cirrhosis Program

In liver disease, our investigational drug candidate BIV201 (continuous infusion terlipressin), which was granted both FDA Fast Track designation status and FDA Orphan Drug Status, is being evaluated as a treatment option for patients suffering from ascites and other life-threatening complications of advanced liver cirrhosis caused by non-alcoholic steatohepatitis (NASH), hepatitis, and alcoholism. The initial target for BIV201 therapy was refractory ascites. These patients suffer from frequent life-threatening complications, generate more than $5 billion in annual treatment costs, and have an estimated 50% mortality rate within 6 to 12 months.

After receiving guidance from the FDA regarding the design of Phase 3 clinical testing of BIV201 for the treatment of patients with cirrhosis and ascites, the Company is now targeting a broader ascites patient population. The Company is currently finalizing the protocol design for the Phase 3 study of BIV201 with a focus on demonstrating clinical benefit through a composite primary endpoint of complications and disease progression in patients with cirrhosis and ascites who have recently recovered from acute kidney injury (“AKI”). This patient population is not limited to those having refractory ascites. BIV201 is administered as a patent-pending liquid formulation with patents issued in the U.S., China, Japan, Chile and India to date. Ascites is a common complication of advanced liver cirrhosis involving the accumulation of large volumes of fluid in the abdomen, often exceeding five liters, due to liver and kidney dysfunction. BIV201 is a continuous infusion of terlipressin, a drug used in over 40 countries to treat related complications of liver cirrhosis (Type 1 hepatorenal syndrome and bleeding esophageal varices) that was approved in the U.S. in 2022 (to improve kidney function in adults with hepatorenal syndrome with rapid reduction in kidney function) but is not approved in Japan. With its novel room temperature stable formulation in a pre-filled syringe, we believe BIV201 could potentially provide a superior terlipressin drug delivery system throughout the world. The goal of BIV201 therapy is to target the pathophysiology that contributes to ascites production, acute kidney injury and complications of cirrhosis that are associated with significant mortality.

In June 2021, BioVie initiated a Phase 2 study (NCT04112199) designed to evaluate the efficacy of BIV201 (terlipressin, administered by continuous infusion for two 28-day treatment cycles) combined with standard-of-care (“SOC”), compared to SOC alone, for the treatment of refractory ascites. The primary endpoints of the study were the incidence of ascites-related complications and change in ascites fluid accumulation during treatment compared to a pre-treatment period. By October 12, 2022, there were 15 patients enrolled for treatment and the last patient completed treatment on May 8, 2023. In March 2023, enrollment was paused and that data from the first 15 patients treated with BIV201 plus SOC appeared to show at least a 30% reduction in ascites fluid during the 28 days after treatment initiation compared to the 28 days prior to treatment. The change in ascites volume was significantly different from those patients receiving SOC treatment. Patients who completed the treatment with BIV201 experienced a 53% reduction in ascites fluid, which was sustained (43% reduction) during the three months after treatment initiation as compared to the three-month pre-treatment period. In June 2023 and December 2024, BioVie received guidance from the FDA regarding the design and endpoints for definitive Phase 3 clinical testing of BIV201.

Our proprietary novel liquid formulation of terlipressin is designed to improve convenience for outpatient administration and avoid potential formulation errors when pharmacists reconstitute the current powder version of terlipressin. To date, analytical testing results have confirmed room temperature stability of the prefilled syringe in storage for 2 years, with the potential for up two years stability. Room temperature storage presents a key product differentiation versus terlipressin products in countries where the drug is approved. To the best of the Company’s knowledge, all other terlipressin products sold globally must be stored under refrigeration and there is no prefilled syringe format of terlipressin available for treating patients in these countries. BioVie has also filed a Patent Cooperation Treaty (“PCT”) application covering our novel liquid formulations of terlipressin (international patent application PCT/US2020/034269, published as WO2020/237170) and to date patents have been granted in the U.S. (Patent no. 12,156,898), India (Patent No. 540813), Chile (Patent No. 68.965), China (Patent No. ZL 202080050758.X), and Japan (7579811).

We believe BIV201 (continuous infusion terlipressin) has the potential to improve the health of thousands of patients suffering from life-threatening complications of liver cirrhosis due to hepatitis, nonalcoholic steatohepatitis, and alcoholism. The FDA has granted Fast-Track status and Orphan Drug designation for ascites (due to all etiologies except cancer), which is the most common complication related to liver cirrhosis and represents a significant unmet medical need. Patients with cirrhosis and ascites account for an estimated 116,000 U.S. hospital discharges annually, with frequent early readmissions. According to the HCUP Nationwide Readmissions Database 2016, those requiring paracentesis (removal of ascites fluid) experience an average hospital stay lasting eight days incurring over $86,000 in medical costs. This translates into a total potentially addressable ascites market size for BIV201 therapy exceeding $650 million based on Company estimates.

The FDA has never approved any drug specifically for treating ascites. After receiving guidance from FDA in 2023 and again in 2025, the Company is currently finalizing the protocol design for a Phase 3 study of BIV201 with a focus on demonstrating clinical benefit through a composite primary endpoint of complications and disease progression in patients with cirrhosis and ascites who have recently recovered from acute kidney injury (“AKI”).

The BIV201 development program was initiated by LAT Pharma LLC. On April 11, 2016, BioVie acquired LAT Pharma LLC and the rights to its BIV201 development program and currently owns all development and marketing rights to this drug candidate. Pursuant to the Agreement and Plan of Merger entered into on April 11, 2016, between predecessor entities, LAT Pharma LLC and NanoAntibiotics, Inc., BioVie is obligated to pay a low single digit royalty on net sales of BIV201 (continuous infusion terlipressin) to be shared among LAT Pharma Members, PharmaIn Corporation, and The Barrett Edge, Inc. Pursuant to the separation agreement to be entered into between the Company and BioVie, the Company will assume the royalty agreement and will be obligated to pay 5.0% on net sales of BIV201 (continuous infusion terlipressin) to be shared among LAT Pharma Members, PharmaIn Corporation, and The Barrett Edge, Inc.

Intellectual Property

BIV201

BioVie relies on a combination of patent, trade secret, other intellectual property laws (such as FDA data exclusivity), nondisclosure agreements, and other measures to protect our proposed products. We require our employees, consultants, and advisors to execute confidentiality agreements and to agree to disclose and assign to us all inventions conceived during the workday, using our property, or which relate to our business. Despite any measures taken to protect our intellectual property (IP), unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary.

BIV201 was awarded Orphan Drug Designations in the U.S. for the treatment of hepatorenal syndrome on November 21, 2018 and treatment of ascites due to all etiologies except cancer on September 8, 2016. We also filed a PCT application covering our novel liquid formulations of terlipressin (international patent application PCT/US2020/034269, published as WO2020/237170) and are seeking patent protection in U.S., Europe, China, Japan and other jurisdictions. To date patents have been granted in India (Patent No. 540813) and Chile (Patent No. 68965). Also, we own U.S. Patent 11,364,277, and European patent EP3347032, which is directed to a method of treating ascites with BIV201, and we are pursuing additional patent coverage in U.S., Japan, Europe, and China.

Bezisterim (NE3107) and related compounds

As of July 11, 2025, we have thirteen (13) issued U.S. patents, five (5) pending U.S. patent applications, three (3) pending U.S. PCT applications, four (4) issued foreign patents and eight (8) pending foreign patent applications directed to protecting NE3107 and related compounds and methods of making and using thereof. The U.S. patents and pending patent applications and their projected expiration dates are provided below.

Title	Patent Application	Patent	Projected Expiration
	Number	Number	Date
Unsaturated Steroid Compounds	13/030,326	8,586,770	6/2/2026
Solid State Forms of a Pharmaceutical	12/418,559	8,252,947 *	4/18/2030
Crystalline Anhydrate Forms of a Pharmaceutical	14/459,528	9,555,046	4/3/2029
Crystalline Solvate Forms of a Pharmaceutical	15/348,107	9,850,271	4/3/2029
	16/598,694	10,995,112	4/3/2029
	17/240,728	pending	—
Pharmaceutical Solid State Forms	12/370,510	8,518,922	9/24/2031
Methods of Preparing Pharmaceutical Solid State Forms	13/919,593	9,314,471	6/28/2029
Steroid Tetrol Solid State Forms	12/272,767	8,486,926	1/10/2030
Drug Identification and Treatment Method	11/941,936	8,354,396	7/7/2031
Methods For Preparing 17-Alkynyl-7-Hydroxy Steroids and Related Compounds	12/479626	8,309,746	11/2/2030
Methods For Preparing 17-Alkynyl-7-Hydroxy Steroids and Related Compounds-2	13/664,304	9,163,059	6/5/2029
Method For Preparing Substituted 3,7-Dihydroxy Steroids
	14/886,738	9,994,608	6/5/2029
Treatment Methods Using Pharmaceutical Solid State Forms	14/459,493	9,877,972	4/3/2029
Compositions for Treatment of Neurodegenerative Conditions	18/511,027	pending	—
Methods For the Treatment of Biological Aging	19/190210	pending	—
Methods For the Treatment of Mild Cognitive Impairment	19/055380	pending	—
Neurosteroid Compounds and Uses of the Same	63/717,574	pending	—

*	Foreign counterparts issued in Australia, Canada, Europe and South Korea projected to expire 4/3/2029.

Government Regulation

Government authorities in the United States, at the federal, state and local level, and in other countries extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of products such as those we are developing. Any pharmaceutical candidate that we develop must be approved by the FDA before it may be legally marketed in the United States and by the appropriate foreign regulatory agency before it may be legally marketed in foreign countries.

United States Drug Development Process

In the United States, the FDA regulates drugs under the Federal Food, Drug and Cosmetic Act (“FDCA”), and implements regulations. Drugs are also subject to other federal, state and local statutes and regulations. Biologics are subject to regulation by the FDA under the FDCA, the Public Health Service Act (the “PHSA”), and related regulations, and other federal, state and local statutes and regulations. Biological products include, among other things, viruses, therapeutic serums, vaccines and most protein products. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable United States requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. FDA sanctions could include refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.

The process required by the FDA before a drug or biological product may be marketed in the United States generally involves the following:

•	Completion of preclinical laboratory tests, animal studies and formulation studies according to Good Laboratory Practices or other applicable regulations;
•	Submission to the FDA of an Investigational New Drug Application (“IND”), which must become effective before human clinical trials may begin;
•	Performance of adequate and well-controlled human clinical trials according to the FDA’s GCPs, to establish the safety and efficacy of the proposed drug or biologic for its intended use;
•	Submission to the FDA of a New Drug Application (an “NDA”), for a new drug product, or a Biologics License Application (a “BLA”), for a new biological product;
•	Satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the drug or biologic is to be produced to assess compliance with the FDA’s current good manufacturing practice standards, or cGMP, to assure that the facilities, methods and controls are adequate to preserve the drug’s or biologic’s identity, strength, quality and purity;
•	Potential FDA audit of the nonclinical and clinical trial sites that generated the data in support of the NDA or BLA; and
•	FDA review and approval of the NDA or BLA.

The lengthy process of seeking required approvals and the continuing need for compliance with applicable statutes and regulations require the expenditure of substantial resources. There can be no certainty that approvals will be granted.

Clinical trials involve the administration of the drug or biological candidate to healthy volunteers or patients having the disease being studied under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety. Each protocol must be submitted to the FDA as part of the IND. Clinical trials must be conducted in accordance with the FDA’s cGCP requirements. Further, each clinical trial must be reviewed and approved by an independent institutional review board (“IRB”), at or servicing each institution at which the clinical trial will be conducted. An IRB is charged with protecting the welfare and rights of trial participants and considers such items as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until it is completed.

Human clinical trials prior to approval are typically conducted in three sequential phases that may overlap or be combined:

•	Phase 1. The drug or biologic is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients having the specific disease.

•	Phase 2. The drug or biologic is evaluated in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine optimal dosage and dosing schedule for patients having the specific disease.

•	Phase 3. Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical trial sites. These clinical trials, which usually involve more subjects than earlier trials, are intended to establish the overall risk/benefit ratio of the product and provide an adequate basis for product labeling. Generally, two adequate and well-controlled Phase 3 clinical trials are required by the FDA for approval of an NDA or BLA.

Post-approval studies, or Phase 4 clinical trials, may be conducted after initial marketing approval. These studies are used to gain additional experience from the treatment of patients in the intended therapeutic indication and may be required by the FDA as part of the approval process.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and written IND safety reports must be submitted to the FDA by the investigators for serious and unexpected adverse events or any finding from tests in laboratory animals that suggests a significant risk for human subjects. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, if at all. The FDA or the sponsor or its data safety monitoring board may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug or biologic has been associated with unexpected serious harm to patients.

Concurrent with clinical trials, companies usually complete additional animal studies and develop additional information about the chemistry and physical characteristics of the drug or biologic as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug or biological candidate and, among other things, must include methods for testing the identity, strength, quality and purity of the final drug or biologic. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the drug or biological candidate does not undergo unacceptable deterioration over its shelf life.

U.S. Review and Approval Processes

The results of product development, preclinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug or biologic, proposed labeling and other relevant information are submitted to the FDA as part of an NDA or BLA requesting approval to market the product. The submission of an NDA or BLA is subject to the payment of substantial user fees; a waiver of such fees may be obtained under certain limited circumstances.

The FDA reviews all NDAs and BLAs submitted before it accepts them for filing and may request additional information rather than accepting an NDA or BLA for filing. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA or BLA.

After the NDA or BLA submission is accepted for filing, the FDA reviews the NDA to determine, among other things, whether the proposed product is safe and effective for its intended use, and whether the product is being manufactured in accordance with cGMP to assure and preserve the product’s identity, strength, quality and purity. The FDA reviews a BLA to determine, among other things, whether the product is safe, pure and potent and the facility in which it is manufactured, processed, packaged or held meets standards designed to assure the product’s continued safety, purity and potency. In addition to its own review, the FDA may refer applications for novel drug or biological products or drug or biological products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. During the approval process, the FDA also will determine whether a risk evaluation and mitigation strategy, or REMS, is necessary to assure the safe use of the drug or biologic. If the FDA concludes that a REMS is needed, the sponsor of the NDA or BLA must submit a proposed REMS; the FDA will not approve the NDA or BLA without a REMS, if required.

Before approving an NDA or BLA, the FDA will inspect the facilities at which the product is to be manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA or BLA, the FDA will typically inspect one or more clinical sites to assure compliance with cGMP. If the FDA determines the application, manufacturing process or manufacturing facilities are not acceptable it will outline the deficiencies in the submission and often will request additional testing or information.

The NDA or BLA review and approval process is lengthy and difficult and the FDA may refuse to approve an NDA or BLA if the applicable regulatory criteria are not satisfied or may require additional clinical data or other information. Even if such data and information is submitted, the FDA may ultimately decide that the NDA or BLA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. The FDA will issue a “complete response” letter if the agency decides not to approve the NDA or BLA. The complete response letter describes all of the specific deficiencies in the NDA or BLA identified by the FDA. The deficiencies identified may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical trials. Additionally, the complete response letter may include recommended actions that the applicant might take to place the application in a condition for approval. If a complete response letter is issued, the applicant may either resubmit the NDA or BLA, addressing all of the deficiencies identified in the letter, or withdraw the application.

If a product receives regulatory approval, the approval may be limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. In addition, the FDA may require Phase 4 testing which involves clinical trials designed to further assess a product’s safety and effectiveness and may require testing and surveillance programs to monitor the safety of approved products that have been commercialized.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making a drug or biological product available in the United States for this type of disease or condition will be recovered from sales of the product. Orphan product designation must be requested before submitting an NDA or BLA. After the FDA grants orphan product designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan product designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product that has Orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same drug or biological product for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity. Competitors, however, may receive approval of different products for the indication for which the Orphan product has exclusivity or obtain approval for the same product but for a different indication for which the Orphan product has exclusivity. Orphan product exclusivity also could block the approval of one of our products for seven years if a competitor obtains approval of the same drug or biological product as defined by the FDA or if our drug or biological candidate is determined to be contained within the competitor’s product for the same indication or disease. If a drug or biological product designated as an orphan product receives marketing approval for an indication broader than what is designated, it may not be entitled to orphan product exclusivity. Orphan Drug status in the European Union has similar but not identical benefits in the European Union.

Expedited Development and Review Programs

The FDA has a Fast Track program that is intended to expedite or facilitate the process for reviewing new drug and biological products that meet certain criteria. Specifically, new drug and biological products are eligible for Fast Track designation if they are intended to treat a serious or life-threatening condition and demonstrate the potential to address unmet medical needs for the condition. Fast Track designation applies to the combination of the product and the specific indication for which it is being studied. Unique to a Fast Track product, the FDA may consider for review sections of the NDA or BLA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA or BLA, the FDA agrees to accept sections of the NDA or BLA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA or BLA.

Any product submitted to the FDA for marketing approval, including those submitted to a Fast Track program, may also be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. Any product is eligible for priority review if it has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or a significant improvement in the treatment, diagnosis or prevention of a disease compared with marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug or biological product designated for priority review in an effort to facilitate the review. Additionally, a product may be eligible for accelerated approval. Drug or biological products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval, which means that they may be approved on the basis of adequate and well-controlled clinical studies establishing that the product has an effect on a surrogate endpoint that is reasonably likely to predict a clinical benefit, or on the basis of an effect on a clinical endpoint other than survival or irreversible morbidity. As a condition of approval, the FDA generally requires that a sponsor of a drug or biological product receiving accelerated approval perform adequate and well-controlled post-marketing clinical studies to establish safety and efficacy for the approved indication. Failure to conduct such studies or conducting such studies that do not establish the required safety and efficacy may result in revocation of the original approval. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch or subsequent marketing of the product. Fast Track designation, priority review and accelerated approval do not change the standards for approval but may expedite the development or approval process.

Post-Approval Requirements

Any drug or biological products for which we receive FDA approvals are subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information on an annual basis or as required more frequently for specific events, product sampling and distribution requirements, complying with certain electronic records and signature requirements and complying with FDA promotion and advertising requirements, which include, among others, standards for direct-to-consumer advertising, prohibitions against promoting drugs and biologics for uses or in patient populations that are not described in the drug’s or biologic’s approved labeling (known as “off-label use”), rules for conducting industry-sponsored scientific and educational activities, and promotional activities involving the internet. Failure to comply with FDA requirements can have negative consequences, including the immediate discontinuation of noncomplying materials, adverse publicity, enforcement letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties. Although physicians may prescribe legally available drugs and biologics for off-label uses, manufacturers may not market or promote such off-label uses.

We will need to rely on third parties for the production of our product candidates. Manufacturers of our product candidates are required to comply with applicable FDA manufacturing requirements contained in the FDA’s cGMP regulations. cGMP regulations require among other things, quality control and quality assurance as well as the corresponding maintenance of comprehensive records and documentation. Drug and biologic manufacturers and other entities involved in the manufacture and distribution of approved drugs and biologics are also required to register their establishments and list any products made there with the FDA and comply with related requirements in certain states, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance. Discovery of problems with a product after approval may result in serious and extensive restrictions on a product, manufacturer, or holder of an approved NDA or BLA, including suspension of a product until the FDA is assured that quality standards can be met, continuing oversight of manufacturing by the FDA under a “consent decree,” which frequently includes the imposition of costs and continuing inspections over a period of many years, and possible withdrawal of the product from the market. In addition, changes to the manufacturing process generally require prior FDA approval before being implemented and other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.

The FDA also may require post-marketing testing, known as Phase 4 testing, risk minimization action plans and surveillance to monitor the effects of an approved product or place conditions on an approval that could otherwise restrict the distribution or use of the product.

Employees

Our business is managed by our officers who consist of Mr. Cuong Do, Chief Executive Officer & President; Dr. Joseph M Columbo, Executive Vice President -Chief Medical Officer; and Wendy Kim, our Chief Financial Officer and Corporate Secretary. These individuals devote their full-time efforts to the Company activities. The Company has 13 employees which are all full time. We also rely on a team of highly experienced scientific, medical, and regulatory consultants to conduct product development activities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the Company’s financial condition and the results of operations should be read in conjunction with the Financial Statements and Notes thereto appearing elsewhere in this prospectus.

Overview

We are a clinical-stage company developing innovative drug therapies to treat chronic debilitating conditions including liver disease and neurological and neuro-degenerative disorders.

Neurodegenerative Disease Program

The Company acquired the biopharmaceutical assets of NeurMedix, Inc. (“NeurMedix”) a privately held clinical-stage pharmaceutical company and a related party in June 2021. The acquired assets included NE3107. In April 2024, the Company announced that the United States Adopted Names Council, and the World Health Organization International Nonproprietary Names expert committee had approved “bezisterim” as the non-proprietary (generic) name for NE3107. Bezisterim (NE3107) is an investigational, novel, orally administered small molecule that is thought to inhibit inflammation-driven insulin resistance and major pathological inflammatory cascades with a novel mechanism of action. There is emerging scientific consensus that both inflammation and insulin resistance may play fundamental roles in the development of AD and PD, and bezisterim (NE3107) could, if approved by FDA, represent an entirely new medical approach to treating these devastating conditions affecting an estimated 6 million Americans suffering from AD and 1 million Americans suffering from PD.

In neurodegenerative disease, bezisterim (NE3107) inhibits activation of inflammatory ERK and nuclear factor kappa-light-chain-enhancer of activated B cells (“NFκB”) (including interactions with TNF signaling and other relevant inflammatory pathways) that lead to neuroinflammation and insulin resistance. Bezisterim (NE3107) does not interfere with their homeostatic functions (e.g., insulin signaling and neuron growth and survival). Both inflammation and insulin resistance are drivers of AD and PD.

Chronic neuroinflammation, insulin resistance, and oxidative stress are common features in the major neurodegenerative diseases, including AD, PD, frontotemporal lobar dementia, and Amyotrophic lateral sclerosis. Bezisterim (NE3107) is an investigational oral small molecule, blood-brain permeable, compound with potential anti-inflammatory, insulin sensitizing, and ERK-binding properties that may allow it to selectively inhibit ERK-, NFκB- and TNF-stimulated inflammation. Bezisterim’s (NE3107) potential to inhibit neuroinflammation and insulin resistance forms the basis for the Company’s work testing the molecule in AD, PD, and long COVID patients. Bezisterim (NE3107) is patented in the United States, Australia, Canada, Europe and South Korea.

Parkinson’s Disease

Parkinson’s disease (“PD”) is driven in large part by neuroinflammation and activation of brain microglia, leading to increased proinflammatory cytokines (particularly TNF). Multiple daily administrations of levodopa (converted to dopamine in the brain) is the current standard of care treatment for this movement disorder. However, levodopa effectiveness diminishes over time necessitating increased dosage and prolonged daily administration leads to side effects of uncontrolled movements called levodopa-induced dyskinesia, commonly referred to as LID, which is exacerbated by high dose levodopa. Although levodopa provides symptomatic benefit, it does not slow PD progression.

The Phase 2 study of bezisterim (NE3107) for the treatment of PD (NCT05083260), completed in December 2022, was a double-blind, placebo-controlled, safety, tolerability, and pharmacokinetics study in PD participants treated with carbidopa/levodopa and bezisterim (NE3107). Forty-five patients with a defined L-dopa “off state” were randomized 1:1 to placebo: bezisterim (NE3107) 20 mg twice daily for 28 days. This trial was launched with two design objectives: 1) the primary objective was safety and a drug-drug interaction study as requested by the FDA to measure the potential for adverse interactions of bezisterim (NE3107) with carbidopa/ levodopa; and 2) the secondary objective was to determine if preclinical indications of promotoric activity and apparent enhancement of levodopa activity could be seen in humans. Both objectives were met.

To extend this Phase 2 data in progressed patients, the Company has designed a new Phase 2 study of bezisterim (NE3107) as a potential first line therapy to treat patients with new onset PD. In July 2024, the Company submitted the new protocol and received a response from the FDA which permitted the Company to proceed with the study. The trial commenced in April 2025.

Long COVID Program

In April 2024, the Company announced the grant of a clinical trial award of up to $13.1 million from the U.S. Department of Defense (“DOD”), awarded through the Peer Reviewed Medical Research Program of the Congressionally Directed Medical Research Programs. In August 2024, U.S. Army Medical Research and Development Command, Office of Human Research Oversight (“OHRO”) approved the Company’s plan to evaluate bezisterim (NE3107) for the treatment of neurological symptoms that are associated with long COVID. and the FDA authorized our Investigational New Drug (“IND”) application for bezisterim (NE3107) allowing the Company to study a novel, anti-inflammatory approach or the treatment of the debilitating neurocognitive symptoms associated with long covid. The Company anticipates the trial to commence in May 2025.

Liver Disease Program

In liver disease, our investigational drug candidate BIV201 (continuous infusion terlipressin), which has been granted both FDA Fast Track designation status and FDA Orphan Drug status, is being evaluated as a treatment option for patients suffering from ascites and other life-threatening complications of advanced liver cirrhosis caused by non-alcoholic steatohepatitis (NASH), hepatitis, and alcoholism. The initial target for BIV201 therapy was refractory ascites. These patients suffer from frequent life-threatening complications, generate more than $5 billion in annual treatment costs, and have an estimated 50% mortality rate within 6 to 12 months.

After receiving guidance from the FDA regarding the design of Phase 3 clinical testing of BIV201 for the treatment of patients with cirrhosis and ascites, the Company is now targeting a broader ascites patient population. The Company is currently finalizing the protocol design for the Phase 3 study of BIV201 with a focus on demonstrating clinical benefit through a composite primary endpoint of complications and disease progression in patients with cirrhosis and ascites who have recently recovered from acute kidney injury (“AKI”). This patient population is not limited to those having refractory ascites. BIV201 is administered as a patent-pending liquid formulation with patents issued in US, China, Japan, Chile and India to date.

In June 2021, the Company initiated a Phase 2 study (NCT04112199) designed to evaluate the efficacy of BIV201 (terlipressin, administered by continuous infusion for two 28-day treatment cycles) combined with standard-of-care (“SOC”), compared to SOC alone, for the treatment of refractory ascites. The primary endpoints of the study were the incidence of ascites-related complications and change in ascites fluid accumulation during treatment compared to a pre-treatment period. By October 12, 2022, there were 15 patients enrolled for treatment and the last patient completed treatment on May 2023.

In March 2023, enrollment was paused and that data from the first 15 patients treated with BIV201 plus SOC appeared to show at least a 30% reduction in ascites fluid during the 28 days after treatment initiation compared to the 28 days prior to treatment. The change in ascites volume was significantly different from those patients receiving SOC treatment. Patients who completed the treatment with BIV201 experienced a 53% reduction in ascites fluid, which was sustained (43% reduction) during the three months after treatment initiation as compared to the three-month pre-treatment period.

Results of Operations

Comparison of the three months ended March 31, 2025 to the three months ended March 31, 2024

Net loss

The net loss for the three months ended March 31, 2025 was approximately $2.8 million as compared to the net loss of $8.1 million for the three months ended March 31, 2024. The net decrease of $5.3 million is due to a decrease in research and development expenses of $4.4 million, decrease in selling, general and administrative expenses of approximately $388,000, and a decline in other expense of approximately $536,000.

Total operating expenses for the three months ended March 31, 2025 were approximately $3.0 million as compared to $7.7 million for the three months ended March 31, 2024. The net decrease of approximately $4.7 million for the three months ended March 31, 2025 was comprised of decreased research and development expenses of approximately $4.4 million primarily due to the completion of clinical trials in the prior fiscal year and a net decrease in selling, general and administrative expenses of approximately $388,000.

Research and Development Expenses

Research and development (“R&D”) expenses were approximately $1.3 million and $5.7 million for the three months ended March 31, 2025 and 2024, respectively. The $4.4 million net decrease was primarily attributed to a decline in expenses of approximately $2.9 million from studies that completed in prior fiscal year and other related expenses such as the clinical teams’ payroll of approximately $262,000, reflecting the reduction in force in December 2023, and a decrease in consultancy expense of approximately $678,000, resulting from declining use of consultants as the clinical studies were completed, a decrease in Chemistry, Manufacturing and Controls (“CMC”) and new drug discovery totaling approximately $354,000, a reduction in the use of regulatory and other consultants totaling approximately $29,000, and a decrease in related expenses of approximately $18,000 in travel, conferences and publications.

The table below summarizes the expenses incurred for the three months ended March 31, 2025 and 2024 by study:

	Three Months Ended	Three Months Ended	Increase
	March 31, 2025	March 31, 2024	(Decrease)

Current Studies

Liver Program Phase 3	$95,323	$41,685	$53,638
Sunrise PD Phase 2	965,888	-	965,888
Long Covid Program, net of 2.5 million reimbursement	(1,087,734)	-	(1,087,734)
Investigator-Initiated studies	12,025	9,199	2,826
	$(14,498)	$50,884	$(65,382)

Completed Studies

Ascites BIV201 Phase 2b	$-	$89,667	$(89,667)
AD mild to moderate pivotal Phase 3	(26,091)	2,715,662	(2,741,753)
Investigator-Initiated studies	-	1,928	(1,928)
Other studies in development/cancelled	-	116,047	(116,047)
	$(26,091)	$2,923,304	$(2,949,395)

Selling, General and Administrative Expenses

Selling, general and administrative expenses were approximately $1.6 million and $2.0 million for the three months ended March 31, 2025 and 2024, respectively. The net decrease in expenses of approximately $388,000 were primarily attributed to decreases in directors’ compensation of approximately $201,000, executive teams’ compensation of $148,000 and legal fees of approximately $121,000, offset by increased expenses comprising of increased audit, accounting and regulatory filing fees of approximately $19,000, other consulting and professional fees of approximately $25,000, public and investor relations fees of $8,000 and miscellaneous expenses for website development, travel and other banking fees totaling approximately $23,000.

Other Income and Expense

Other income, net was approximately $200,000 compared to other expense, net of $336,000, for the three months ended March 31, 2025 and 2024, respectively. The net decrease in other expense of approximately $536,000 was comprised of the decrease in the change in fair value of the derivative liabilities of approximately $102,000, offset by a decline in interest expense of approximately $624,000 due to the payoff of the notes payable on December 1, 2024, and an increase in interest income of approximately $14,000.

Comparison of the nine months ended March 31, 2025 to the nine months ended March 31, 2024

Net loss

The net loss for the nine months ended March 31, 2025 was approximately $14.1 million as compared to the net loss of $27.2 million for the nine months ended March 31, 2024. The net decrease of $13.1 million was primarily attributed to decline in research and development expenses of $13.0 million, and a net increase in other income, net of approximately $140,000.

Total operating expenses for the nine months ended March 31, 2025 were approximately $14.4 million and $27.4 million for the nine months ended March 31, 2024. The net decrease of approximately $13.0 million was primarily due to decreased research and development expenses of approximately $13.0 million due to the completion of clinical trials in the prior fiscal year.

Research and Development Expenses

Research and development expenses were approximately $8.0 million and $21.0 million for the nine months ended March 31, 2025 and 2024, respectively. The $13.0 million reduction was primarily attributed to the completion of the clinical studies in the prior fiscal year and comprised of a declines in direct study costs of approximately $7.6 million, and the related expenses such as the clinical team payroll of $1.6 million, reflecting the reduction in force in December 2023, and consultants expenses of $2.6 million, reflecting a declining use of consultants and a reduction in the use of regulatory and other consultants totaling approximately $469,000 as the clinical studies completed in the prior fiscal year. Other decrease included a decrease in CMC and new drug discovery totaling approximately $535,000, and a decrease in travel & conferences of approximately $76,000 and publications of approximately $127,000.

The decrease in clinical studies of approximately $7.6 million represented the net decrease in clinical trial studies expense of approximately $11.6 million due the completion of the clinical trials in the prior fiscal year offset by the planning and development of the two new clinical studies, Sunrise PD Phase 2 and Long Covid Program, totaling approximately $4.0 million. The table below summarizes the expense amounts for the nine months ended March 31, 2025 and 2024 by study:

	Nine Months Ended	Nine Months Ended	Increase
	March 31, 2025	March 31, 2024	(Decrease)

Current Studies

Sunrise PD Phase 2	$2,640,572	$20,000	$2,620,572
Liver Program Phase 3	135,888	39,880	96,008
Long Covid Program, net of $2.8 million reimbursement	1,313,294	-	1,313,294
Investigator-Initiated studies	24,763	9,199	15,564
	$4,114,517	$69,079	$4,045,438

Completed Studies

Ascites BIV201 Phase 2b	$(63,773)	$595,014	$(658,787)
AD mild to moderate pivotal Phase 3	18,034	9,051,902	(9,033,868)
PD Phase 2	-	601,080	(601,080)
Investigator-Initiated studies	-	88,986	(88,986)
Other studies in development/canceled	18,253	1,275,422	(1,257,169)
	$(27,486)	$11,612,404	$(11,639,890)

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the nine months ended March 31, 2025, was approximately $6.2 million and was comparable to approximately $6.2 million for the nine months ended March 31, 2024. The net fluctuations in expenses were primarily comprised of decreases in directors’ compensation of approximately $339,000, executive teams’ compensation of approximately $416,000, investor and public relation fees of $131,000 offset by increases in other professional and consultancy fees of $566,000, legal fees of approximately $255,000, audit and accounting fees of approximately $72,000, and insurance premiums of approximately $31,000.

Other Income and Expense

Other income, net was approximately $350,000 for the nine months ended March 31, 2025, compared to approximately $210,000 for the nine months ended March 31, 2024. The net increase in other income of approximately $140,000 was comprised of a decrease in the change in fair value of the related derivative liabilities of approximately $1.8 million, and an increase in interest income of approximately $190,000, offset by a reduction in interest expense of approximately $2.1 million due to the pay-off of the notes on December 1, 2024.

Comparison of the Year Ended June 30, 2024 to the Year Ended June 30, 2023

Net loss

The net loss was approximately $33.0 million and $50.3 million for the years ended June 30, 2024 and 2023, respectively. The decrease in net loss of approximately $17.3 million was comprised of a net decrease in research and development expenses of approximately $10.2 million and selling, general and administrative expenses of approximately $2.7 million, and further reduced by an increase in interest income of approximately $574,000, a reduction in interest expense of approximately $1.4 million and the reduction in the fair value of derivative liabilities of approximately $3.3 million.

Total operating expenses were approximately $32.2 million and $45.1 million for the year ended June 30, 2024, and 2023, respectively. The net decrease of approximately $12.9 million for the year ended June 30, 2024, was comprised of a decrease in research and development expenses of approximately $10.2 million and a decrease in selling, general and administrative expenses of approximately $2.7 million.

Research and Development Expenses

Research and development expenses were approximately $23.1 million and $33.3 million for the year ended June 30, 2024, and 2023, respectively. The net decrease of approximately $10.2 million for the year ended June 30, 2024, was primarily attributed to a reduction in expenses totaling approximately $13.8 million due to the completion of clinical studies, offset by increased expenses of approximately $3.6 million primarily comprised of the planning and development of new studies of approximately $836,000 which included the development of Sunrise 1 PD PH2b and Radiance 1 AD MCI Ph2b/3 studies which have been put on hold in the first quarter of the fiscal year ended June 30,2024 pending financing and were designed to be large potentially registrational studies. an increase in Chemistry, Manufacturing and Controls (“CMC”) expense of approximately $1.0 million for drug production and development, an increase in clinical team compensation from the clinical team expansion and the use of consultants totaling approximately $732,000 and $474,000, respectively, and other increases in regulatory and other consultants of approximately $362,000 and publications and travel of approximately $187,000. The decreased expenses from completed clinical studies of approximately $13.8 million were comprised of approximately $2.7 million from Ascites BIV201 Phase 2b study, approximately $2.1 million from the PD Phase 2 study, both studies were completed in the prior fiscal year ended June 30, 2023, approximately $238,000 from the Investigator-Initiated Trial in MCI and Mild Alzheimer’s Disease, and approximately $8.8 million from the AD pivotal Phase 3 clinical study that completed on December 31, 2023.

The following summarizes the expenses incurred during the fiscal years ending June 30, 2024 and 2023 for new developmental studies and the completed studies:

	2024	2023	Increase (Decrease)
New Development
Sunrise PD Phase 2	$181,000	$-	$181,000
Long Covid Program	106,000	-	106,000
Sunrise 1 PD PH2b (On hold)	822,000	600,000	222,000
Radiance 1 AD MCI-301 Ph2b/3 (On hold)	778,000	451,000	327,000
	$1,887,000	$1,051,000	$836,000

Completed Studies
Ascites BIV201 Phase 2b	$672,000	$3,377,000	$(2,705,000)
AD mild to moderate pivotal Phase 3	7,888,000	16,630,000	(8,742,000)
PD Phase 2	612,000	2,747,000	(2,135,000)
Investigator-Initiated studies	73,000	311,000	(238,000)
	$9,245,000	$23,065,000	$(13,820,000)

Selling, General and Administrative Expenses

Selling, general and administrative expenses were approximately $8.8 million and $11.6 million for the year ended June 30, 2024 and 2023, respectively. The net decrease of approximately $2.7 million was primarily attributed to decreased stock and cash compensation of approximately $2.8 million of the executives and directors, and a decline in investor relations fees of approximately $396,000, offset by insurance expense of approximately $248,000 and legal fees of approximately $306,000.

Other Income and Expense

Other income, net was approximately $59,000 compared to other expense, net of $5.2 million, for the year ended June 30, 2024 and 2023, respectively. The net increase in other income of approximately $5.2 million was primarily driven by the change in fair value of the derivative liabilities of approximately $3.3 million, reduction in interest expense of approximately $1.4 million due to amortization and accretion of the financing costs, unearned discount, and premium relating to the note payable, and an increase in interest income of approximately $574,000 from the investment in U.S. Treasury Bills.

Capital Resources and Liquidity

As of March 31, 2025, the Company had working capital of approximately $21.2 million, cash and cash equivalents totaling approximately $23.2 million, stockholders’ equity of approximately $21.8 million, and an accumulated deficit of approximately $348.7 million.

The Company used net cash in operations totaling approximately $13.4 million and net cash provided by financing activities was approximately $12.7 million comprised of net proceeds from the capital raise activities of $15.7 million and proceeds from exercise of warrants of $2.9 million offset by the payment of $5.0 million of the Company’s notes payable and payment of the $850,000 loan premium.

As of June 30, 2024, the Company had working capital of approximately $14.7 million, cash and cash equivalents of approximately $23.8 million, stockholders’ equity of approximately $15.5 million, and an accumulated deficit of approximately $334.2 million. Additionally, the Company had a net loss of approximately $32.1 million and net cash used in operating activities of approximately $27.9 million during the year ended June 30, 2024.

The Company has not generated any revenue, and no revenues are expected in the foreseeable future. The Company’s future operations are dependent on the success of the Company’s ongoing development and commercialization efforts, as well as its ability to secure additional financing. Management expects that future sources of funding may include sales of equity, obtaining loans, or other strategic transactions.

Although management continues to pursue the Company’s strategic plans, there is no assurance that the Company will be successful in obtaining sufficient financing on terms acceptable to the Company, if at all, to fund continuing operations. These circumstances raise substantial doubt on the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

At-The-Market Facility

On August 31, 2022, the Company entered into a Sales Agreement with Cantor, pursuant to which the Company may issue and sell from time-to-time shares of the Company’s Common Stock through Cantor, subject to the terms and conditions of the Sales Agreement. During the year ended June 30, 2024, the Company sold 333,749 shares of its Common Stock under the Sales Agreement with Cantor for total net proceeds of approximately $9.3 million after 3% commissions and cost totaling approximately $377,000. During the three months ended September 30, 2024, the Company sold approximately 2,143 shares of its Common Stock under the Sales Agreement for total net proceeds of approximately $6,400 after 3% commissions and offering costs totaling approximately $200. On September 25, 2024, the Company filed a prospectus supplement to suspend sales under the Controlled Equity Offering Sales Agreement.

Offerings

On March 6, 2024, the Company closed the best efforts public offering (the “March 2024 Offering”) of 1,500,000 shares (the “Shares”) of Common Stock, pre-funded warrants (the “Pre-funded Warrants”) to purchase 600,000 shares of Common Stock, and warrants to purchase up to 1,050,000 shares of Common Stock (the “Common Warrants”) (CUSIP 09074F132) at a combined public offering price of $10.00 per Share, or Pre-funded Warrant, and the associated Common Warrant. The gross proceeds to the Company from the March 2024 Offering were approximately $21 million, before deducting placement agent fees and offering expenses of approximately $2.5 million. Upon closing of the March 2024 Offering, the Company issued the placement agent a warrant (“Placement Agent’s Warrant”) to purchase 105,000 shares of Common Stock exercisable at a per share price of $12.50, which was equal to 125% of the public offering price per Share. The Placement Agent’s Warrant is exercisable during a five-year period commencing 180 days from March 6, 2024.

On September 25, 2024, the Company closed a best efforts public offering (the “September 2024 Offering”) of 1,360,800 shares of its common stock, par value $0.0001 per share, pre-funded warrants (the “September Pre-funded Warrants”) to purchase 600,000 shares of Common Stock, and warrants to purchase up to 1,960,800 shares of Common Stock (the “September Common Warrants”) at a combined public offering price of $1.53 per Share, or September Pre-funded Warrant, and the associated September Common Warrant. 265,000 September Pre-funded Warrants were exercised in the three months ended September 30, 2024 and reflected on the condensed statement of changes in stockholders’ equity as a component of proceeds from issuance of common stock. The September Common Warrants have an exercise price of $1.53 per share and are immediately exercisable upon issuance and will expire on the fifth anniversary date of the original issuance date. The gross proceeds to the Company from the September 2024 Offering were approximately $3.0 million, before deducting placement agent fees and offering expenses of approximately $747,000. Additionally, upon closing, the Company issued the placement agent warrants (“September Placement Agent’s Warrants”) to purchase 98,040 shares of Common Stock exercisable at a per share price of $1.91, which was equal to 125% of the public offering price per share. The September Placement Agent’s Warrants are exercisable during a five-year period commencing 180 days from September 25, 2024.

In October 2024, the Company closed three registered direct offerings totaling 8,256,000 shares of its common stock, par value $0.0001 per share, and two concurrent private placements of warrants to purchase up to 8,256,000 shares of Common Stock (the “October Common Warrants”) priced at-the-market under Nasdaq rules at prices ranging from $1.50 to $2.83 per share (the “October Offerings”). The October Common Warrants have exercise prices ranging from $1.37 to $2.83 per share and are exercisable beginning six months following issuance and will expire on the fifth anniversary date of the original issuance dates. The gross proceeds to the Company from the October Offerings totaled approximately $15.9 million, before deducting placement agent fees and offering expenses of approximately $2.8 million. Additionally, upon closing of the October Offerings the Company issued placement agent warrants (the “October Placement Agent’s Warrants”) to purchase 412,800 shares of Common Stock in the aggregate exercisable at a per share price ranging from $1.88 to $3.54, which was equal to 125% of the offering price per share in the applicable October Offering. The October Placement Agent’s Warrants are exercisable during a five-year period commencing 180 days from each of the respective closing dates of the October Offerings.

Off-Balance Sheet Arrangements

The term “off-balance sheet arrangement” generally means any transaction, agreement or other contractual arrangement to which an entity unconsolidated with the Company is a party, under which the Company has (i) any obligation arising under a guarantee contract, derivative instrument or variable interest; or (ii) a retained or contingent interest in assets transferred to such entity or similar arrangement that serves as credit, liquidity or market risk support for such assets. The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect or change on the Company’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Critical Accounting Policies and Estimates

Cash and cash equivalents

Cash and cash equivalents consisted of cash deposits and money market funds held at a bank and funds held in a brokerage account which included a U.S. treasury money market fund and U.S. Treasury Bills with original maturities of three months or less.

Concentration of Credit Risk in the Financial Service Industry

As of June 30, 2024, the Company had cash deposited in certain financial institutions in excess of federally insured levels. The Company regularly monitors the financial stability of these financial institutions and believes that it is not exposed to any significant credit risk in cash and cash equivalents. However, in March and April 2023, certain U.S. government banking regulators took steps to intervene in the operations of certain financial institutions due to liquidity concerns, which caused general heightened uncertainties in financial markets. While these events have not had a material direct impact on the Company’s operations, if further liquidity and financial stability concerns arise with respect to banks and financial institutions, either nationally or in specific regions, the Company’s ability to access cash or enter into new financing arrangements may be threatened, which could have a material adverse effect on its business, financial condition and results of operations.

Investments in U.S. Treasury Bills

Investments in U.S. Treasury Bills with maturities greater than three months, are accounted for as available for sale and are recorded at fair value. Unrealized gains were included in other comprehensive income in the accompanying statements of operations and comprehensive loss.

Research and Development

Research and development expenses consist primarily of costs associated with the preclinical and/or clinical trials of drug candidates, compensation and other expenses for research and development, personnel, supplies and development materials, costs for consultants and related contract research and facility costs.

Accounting for Stock-based Compensation

The Company follows the provision of Accounting Standards Codification (“ASC”) Topic 718 - Stock Compensation (“ASC 718”), which requires the measurement of compensation expense for all share-based payment awards made to employees and non-employee director, including employee stock options. Share-based compensation expense is based on the grant date fair value estimated in accordance with the provisions of ASC 718 and is generally recognized as an expense over the requisite service period, net of forfeitures which are recorded as they occur.

Fair value measurement of assets and liabilities

We determine the fair values of our financial instruments based on the fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value assumes that the transaction to sell the asset or transfer the liability occurs in the principal or most advantageous market for the asset or liability and establishes that the fair value of an asset or liability shall be determined based on the assumptions that market participants would use in pricing the asset or liability. The classification of a financial asset or liability within the hierarchy is based upon the lowest level input that is significant to the fair value measurement. The fair value hierarchy prioritizes the inputs into three levels that may be used to measure fair value:

Level 1 - Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument.

Level 3 - Inputs are unobservable inputs based on our assumptions.

New Accounting Pronouncements

The Company considered the applicability and impact of recent accounting pronouncements and determined those to be either not applicable or expected to have minimal impact on our balance sheets or statement of operations and comprehensive loss.

MANAGEMENT

Executive Officers

The following table sets forth certain information regarding our executive officers and directors as of July 11, 2025.

Name	Age	Director Since	Position
Cuong Do	59	2016	CEO & President and Director
Joanne Wendy Kim	70	--	Chief Financial Officer
Joseph M. Palumbo, MD	64	--	Chief Medical Officer
Jim Lang	60	2016	Chairman of the Board
Sigmund Rogich	81	2020	Director
Michael Sherman	65	2017	Director

Mr. Cuong Do has served on the Company’s Board of Directors since 2016 and effective April 27, 2021 was appointed the Company’s CEO and President. He served as the President, Global Strategy Group, at Samsung from February 2015 to December 2020. Mr. Do helped set the strategic direction for Samsung Group’s diverse business portfolio. He was previously the Chief Strategy Officer for Merck from October 2011 to March 2014, and Tyco Electronics from June 2009 to October 2011, and Lenovo from December 2007 to March 2009. Mr. Do is a former senior partner at McKinsey & Company, where he spent 17 years and helped build the healthcare, high tech and corporate finance practices. He holds a BA from Dartmouth College, and an MBA from the Tuck School of Business at Dartmouth.

We believe Mr. Do’s qualifications to serve on our Board of Directors and as the CEO are primarily based on his decades of experience as an executive in the pharma, biotech, and other high technology industries and his extensive experience in strategy, corporate finance practice and the development of companies in all stages.

Ms. Joanne Wendy Kim has served as the Company’s Chief Financial Officer since October 2018. Ms. Kim previously served as CFO for several companies throughout her career, previously with Landmark Education Enterprises, and prior to that, other public entities in the entertainment and financial services industry sectors. She provided interim CFO services to various organizations through Group JWK from 2016 to 2018. In her various roles, Ms. Kim oversaw corporate finance and operational groups, closed eight acquisitions, secured bank financings, developed and implemented new business strategies, managed risk and implemented new financial policies and procedures. As a CPA professional, she advised on accounting transactions, SEC reporting matters and other regulatory matters to clients serving as a Director at BDO USA, LLP’s National Office SEC Department and sat the US desk in London for BDO LLP UK Firm in 2008-2016 and as a Senior Manager at KPMG in earlier part of her career. She brings more than 35 years of accounting and finance experience to this position. Ms. Kim earned her BSA in accounting and finance at California State University, Long Beach.

Wendy Kim’s qualifications to serve as our Chief Financial Officer are primarily based on her 35 years of accounting and finance experience both as a CFO and as a CPA in major global accounting and consultancy firms.

Dr. Joseph M. Palumbo has served as our Chief Medical Officer since November 2021. Formerly he served as the CMO at Zynerba Pharmaceuticals from July 2019 to October 2021, responsible for clinical operations, development, regulatory, and medical affairs. Prior to his time at Zynerba, Dr. Palumbo held senior worldwide governance roles at Mitsubishi Tanabe Pharma in both the United States and Japan from April 2012 to June 2019, where he led medical science and translational research across multiple therapeutic areas, and guided successful registrational programs for Radicava® (edaravone) for the treatment of Amyotrophic Lateral Sclerosis. From April 2003 to March 2012, Dr. Palumbo was Global Head and Franchise Medical Leader for Psychiatry, and the Interim Head of Global Neuroscience at Johnson & Johnson, where he led the medical teams who achieved successful global registrations for Risperdal® (risperidone); Concerta® (methylphenidate HCL); and Invega® (paliperidone). He was Head of Psychiatry and Neurology at Pharmanet for from April 2002 to April 2003. Dr Palumbo previously held industry positions in European Pharma with Sanofi-Synthelabo from April 1999 to April 2002, Biotech at Cephalon, from April 1997 to April 1998, and from July 1989 to April 2002, he held senior leadership and hospital administration roles at prestigious academic research institutions including Yale, Cornell, and the University of Pennsylvania. He holds a Bachelor of Arts at the University of Pennsylvania and received his Doctor of Medicine at the George Washington University School of Medicine. He was a Biological Sciences Training Program Fellow of the National Institutes of Health and Chief Resident for the Abraham Ribicoff Clinical Neuroscience Research Unit at Yale University. Dr Palumbo has received Board Certification in Psychiatry and Addiction Psychiatry.

Dr. Palumbo’s qualifications to serve as our Chief Medical Officer is based on the decades and depth of experiences in the roles he has served in his medical profession and commercial experience in the healthcare industry and biopharma industries.

Mr. Jim Lang, Chairman of the Board of Directors since March 2023 and has served as the Company’s director since 2016. He is currently CEO of EVERSANA, the leading commercialization services company for the life sciences industry. In five years since he founded EVERSANA, it is now over $1B in revenue, with >7000 employees across 40 global locations. He formerly served as the CEO of Decision Resources Group (DRG), which he transformed into a leading healthcare data and analytics firm. Prior to that, Jim was CEO of IHS Cambridge Energy Research Associates (IHS CERA), a recognized leader in energy industry subscription information products, and formerly the President of Strategic Decisions Group (SDG), a leading global strategy consultancy. Mr. Lang holds a BS summa cum laude in electrical and computer engineering from the University of New Hampshire and an MBA with Distinction from the Tuck School of Business. Jim Lang currently also serves as a Director at OptimizeRX (OPRX), a Nasdaq listed Company.

Jim Lang’s qualifications to serve on our Board of Directors are primarily based on his decades of experience as a strategy consultant, broad industry expertise, and senior-level management experience running several healthcare and information technology companies.

Mr. Sigmund (Sig) Rogich has served as the Company’s director since June 2020. Sig is the CEO and President of The Rogich Communications Group and serves on the Board of Keep Memory Alive, a philanthropic organization which raises awareness about brain disorders and Alzheimer’s disease. Keep Memory Alive funds clinical trials to advance new treatments for patients with Alzheimer’s, Huntington’s and Parkinson’s disease, as well as multiple sclerosis. Mr. Rogich was formerly the U.S. Ambassador to Iceland. He has served as a senior consultant to Presidents Ronald Reagan and George H.W. Bush. Mr. Rogich serves on multiple boards of directors for charitable causes.

We believe Mr. Rogich’s qualifications to serve on our Board of Directors are based on his experience in the Communications sector and philanthropic organization raising awareness about brain disorders. His experience in service as a senior consultant to candidates of the highest office.

Mr. Michael Sherman, JD has served as the Company director since 2017. He retired from his position as a Managing Director at Barclays Plc in 2018, where he had worked since 2008. Previously he was a Managing Director at Lehman Brothers, Inc. He has worked in investment banking for 30 years. Mr. Sherman has significant experience in healthcare finance, most recently assisting on a $450 million convertible transaction for Neurocrine Biosciences. He has worked on successful financial transactions for Teva Pharmaceutical Industries, Amgen Inc., Cubist Pharmaceuticals, Merck & Co., and Cardinal Health, among other companies. After graduating from the University of Pennsylvania, Michael Sherman received his JD, cum laude, from the Harvard Law School.

Michael Sherman’s qualifications to serve on our Board of Directors are primarily based on his decades of finance industry experience and investment banking. Mr. Sherman has significant experience in healthcare finance including having worked on successful financial transactions for several pharmaceutical and healthcare focused companies.

Role and Composition of the Board of Directors

The Board of Directors, which is elected by the stockholders, is the ultimate decision-making body of the Company, except with respect to those matters reserved to the stockholders. It selects the President and Chief Executive Officer, or person or persons performing similar functions, and other members of the senior management team, and provides an oversight function for the President and Chief Executive Officer’s execution of overall business strategy and objectives. The Board acts as an advisor and counselor to senior management and validates business strategy and direction. The Board’s primary function is to monitor the performance of senior management and facilitate growth and success by providing mentoring and actionable business advice honed by substantial substantive knowledge of the Company’s business and history tempered with significant outside business experience.

Our Amended and Restated Bylaws state that the number of Directors shall be determined from time to time by the Board of Directors. Directors shall be elected at the annual meeting of stockholders and each director shall be elected to serve until his successor shall be elected and shall qualify. In all elections for Directors, every stockholder shall have the right to vote the number of shares owned by such stockholders for each director to be elected. A director or the entire Board, may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at the election of directors. Vacancies in the Board may be filled by a majority of the Directors or by an election either at an annual meeting or at a special meeting of the stockholders called for that purpose. Any directors elected by the stockholders to fill the vacancy shall hold office for the balance of the term for which he or she was elected. A director appointed by the Board to fill the vacancy shall serve until the next meeting of stockholders at which directors are elected.

A director need not be a stockholder. Directors shall not receive any stated salary for their services as directors or as members of committees, but by resolution of the Board of Directors a fixed fee and expenses of attendance may be allowed for attendance at each meeting. Our Amended and Restated Bylaws shall not be construed to preclude any director from serving the Company in any other capacity as an officer, agent or otherwise, and receiving compensation therefor.

There are no familial relationships among any of our directors or officers. Except as described under “The Nominees” above or “Executive Officers” below, none of our other directors or officers is or has been a director or has held any form of directorship in any other U.S. reporting companies. None of our directors or officers has been affiliated with any Company that has filed for bankruptcy within the last five years. We are not aware of any proceedings to which any of our officers or directors, or any associate of any such officer or director, is a party that are adverse to the Company. We are also not aware of any material interest of any of our officers or directors that is adverse to our own interests.

Code of Ethics

We have adopted a code of conduct and ethics meeting the requirements of Section 406 of the Sarbanes-Oxley Act of 2002. We believe our code of conduct and ethics is reasonably designed to deter wrongdoing and promote honest and ethical conduct; provide full, fair, accurate, timely and understandable disclosure in public reports; comply with applicable laws; ensure prompt internal reporting of violations; and provide accountability for adherence to the provisions of the code of ethic. Our code of ethics is accessible under the “Investors-Governance” section of our website at www.bioviepharma.com. Disclosure regarding any amendments to, or waivers from, provisions of the code of ethics will be included in a Current Report on Form 8-K that will be filed with the SEC within four business days following the date of the amendment or waiver.

Independence of the Board of Directors

Our common stock is traded on the Nasdaq Capital Market. After review of all relevant transactions and relationships between each director, or any of the director’s family members, and the Company, its senior management and its independent auditors, the Board has determined further that Messrs. Lang, Sherman and Rogich are independent under the listing standards of Nasdaq. In making this determination, the Board of Directors considered that there were no new transactions or relationships between its current independent directors and the Company, its senior management and its independent auditors since last making this determination.

Committees of the Board of Directors

Our Board of Directors has three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. Both our audit committee and our compensation committee will be composed solely of independent directors. The audit committee is comprised solely of independent directors, and the compensation committee and the nominating and corporate governance committee are comprised solely of independent directors. Each committee operates under a charter approved by our Board of Directors and have the composition and responsibilities described below. The charter of each committee is available on our website.

Audit Committee

We have established an audit committee of the Board of Directors. The members of our audit committee are Michael Sherman, Jim Lang and Sigmund Rogich each of whom is an independent director within the meaning of the Nasdaq rules. Mr. Lang has served as chairman of the audit committee since February 2025 and qualifies as an “audit committee financial expert” as defined by Item 401(h)(2) of Regulation S-K.

We have adopted an audit committee charter, detailing the principal functions of the audit committee, including:

•	assisting board oversight of (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent auditor’s qualifications and independence, and (4) the performance of our internal audit function and independent auditors; the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by us;
•	pre-approving all audit and non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures; reviewing and discussing with the independent auditors all relationships the auditors have with us in order to evaluate their continued independence;
•	setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

•	obtaining and reviewing a report, at least annually, from the independent auditors describing (1) the independent auditor’s internal quality-control procedures and (2) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;
•	meeting to review and discuss our annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing our specific disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”; reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and
•	reviewing with management, the independent auditors, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

We have established a compensation committee of the Board of Directors. The members of our Compensation Committee are Sigmund Rogich and Michael Sherman. Mr. Sherman has served as chairman of the compensation committee since October 2020.

We have adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

•	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;
•	reviewing and making recommendations to our Board of Directors with respect to the compensation, and any incentive-compensation and equity-based plans that are subject to board approval of all of our other officers;
•	reviewing our executive compensation policies and plans;
•	implementing and administering our incentive compensation equity-based remuneration plans; assisting management in complying with our proxy statement and annual report disclosure requirements;
•	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees; and
•	producing a report on executive compensation to be included in our annual proxy statement; and reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, independent legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Compensation Committee Interlocks and Insider Participation

None of our officers currently serves, or in the past year has served, as a member of the compensation committee of any entity that has one or more officers serving on our Board of Directors.

Nominating and Corporate Governance Committee

We have established a nominating and corporate governance committee of the Board of Directors. The members of our nominating and corporate governance committee are Jim Lang and Michael Sherman. Mr. Lang has served as chair of the nominating and corporate governance committee since August 2021.

We have adopted a nominating and corporate governance committee charter, which details the purpose and responsibilities of the nominating and corporate governance committee, including:

•	identifying, screening and reviewing individuals qualified to serve as directors, consistent with criteria approved by the Board of Directors, and recommending to the Board of Directors candidates for nomination for election at the annual meeting of stockholders or to fill vacancies on the Board of Directors;
•	developing and recommending to the Board of Directors and overseeing implementation of our corporate governance guidelines;
•	coordinating and overseeing the annual self-evaluation of the Board of Directors, its committees, individual directors and management in the governance of the company; and
•	reviewing on a regular basis our overall corporate governance and recommending improvements as and when necessary.

The charter also provides that the nominating and corporate governance committee may, in its sole discretion, retain or obtain the advice of, and terminate, any search firm to be used to identify director candidates, and will be directly responsible for approving the search firm’s fees and other retention terms.

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the Board of Directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our stockholders. Prior to our initial business combination, holders of our public shares will not have the right to recommend director candidates for nomination to our Board of Directors.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the total compensation paid during the last two fiscal years ended June 30, 2025 and 2024 to the following executive officers of the Company, who are referred to as our “named executive officers”:

•	Cuong Do, our President and Chief Executive Officer
•	Joanne Wendy Kim, our Chief Financial Officer and Corporate Secretary
•	Joseph Palumbo, our Chief Medical Officer

Name and Principal Position	Year	Salary	Bonus	Stock Awards (1)	Option Awards (1)	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Cuong Do
Chief Executive Officer and President	2025	$618,000	$—	$—	$149,449	$—	$—	$—	$767,449
	2024	$618,000	$—	$79,632	$79,450	$—	$—	$—	$777,082

Joanne Wendy Kim
Chief Financial Officer, Treasurer and Corporate Secretary	2025	$320,000	$—	$—	$20,621	$—	$—	$—	$340,621
	2024	$270,000	$—	$34,602	$34,650	$—	$—	$—	$339,252

Joseph Palumbo
Chief Medical Officer	2025	$560,000	$—	$—	$22,051	$—	$—	$—	$582,051
	2024	$560,000	$—	$54,984	$54,600	$—	$—	$—	$669,584

(1)	The aggregate grant date fair value of such awards were computed in accordance with Financial Accounting Standards Board ASC Topic 718, Stock Compensation (ASC Topic 718), and do not take into account estimated forfeitures related to service-based vesting conditions, if any. The valuation assumptions used in calculating these values are discussed in Note 10 of our Notes to Financial Statements included in our Annual Report on Form 10-K for the year ended June 30, 2024. These amounts do not represent actual amounts paid or to be realized. Amounts shown are not necessarily indicative of values to be achieved, which may be more or less than the amounts shown as awards may subject to time-based vesting. The stock awards in form of RSUs and Stock Option Awards were awarded pursuant to the 2019 Plan.

Narrative Disclosures to Summary Compensation Table

Employment Agreements

All employment arrangements are “at will” agreements.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth all outstanding equity awards held by our named executive officers as of June 30, 2025:

		Options					Stock Awards
Name	Grant Date	Number of securities underlying unexercised options exercisable	Number of securities underlying unexercised options unexercisable	Equity incentive plan awards: number of securities underlying unexercised unearned options	Option exercise price	Option expiration date	Number of shares or units of stock that have not vested	Market value of shares or units of stock that have to vested	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested	Equity incentive plan awards: market or payout value of unearned shares, units or other right that have not vested
Cuong Do, CEO	12/18/20	244	—	—	$1,391.00	12/18/25	—	—	—	$—
	08/20/21	5,066	—	2,384	$774.00	08/20/31	—	—	—	$—
	06/21/22	1,246	—	—	$169.00	06/21/32	—	—	—	$—
	11/23/22	—	—	—	$—	—	—	—	194	$1,795
	06/29/23	1,170	—	585	$409.00	06/29/33	—	—	498	$4,607
	06/24/24	1,513	—	757	$47.40	06/24/34	—	—	—	$—
	12/20/24	3,484	—	6,967	$19.00	12/20/34	—	—	—	$—

Joanne W. Kim, CFO	10/01/20	8	—	—	$954.00	10/01/25	—	—	—	$—
	08/20/21	845	—	397	$774.00	08/20/31	—	—	—	$—
	11/23/22	—	—	—	$—	—	—	—	100	$925
	06/07/23	120	—	80	$578.00	06/07/33	—	—	—	$—
	06/24/24	660	—	330	$47.40	06/24/34	—	—	—	$—
	12/20/24	480	—	962	$19.00	12/20/34	—	—	—	$—

Joseph M. Palumbo, CMO	02/01/22	845	—	397	$320.00	02/01/32	—	—	—	$—
	11/23/22	—	—	—	$—	—	—	—	100	$925
	06/07/23	180	—	120	$578.00	06/07/33	—	—	—	—
	06/24/24	1,040	—	520	$47.40	06/24/34	—	—	—	—
	12/20/24	514	—	1,028	$19.00	12/20/34	—	—	—	$—

Named executive officers held stock options to purchase a total of 17,415 shares of common stock as of June 30, 2025, with an aggregate grant date fair value of approximately $5.6 million, the last of which vests in 2027. Stock options granted prior to August 20, 2021, vested on the grant date; the stock options granted on August 20, 2021 vested 20% on the grant date, with the remaining stock options vesting in five equal annual installments beginning on the first grant date anniversary; the stock options granted on June 7, 2023, vested 25% on the grant date, with the remaining stock options vesting in four equal annual installments beginning on the first grant date anniversary; and the stock options and stock awards in the form RSUs granted to the CEO on June 21, 2022 and June 29, 2023 vests in three equal annual installments beginning on the first grant date anniversary. The RSU awarded on November 23, 2022 vested 25% on the grant date with the remaining RSU vesting in three equal annual installments beginning on the first grant date anniversary. The total RSUs outstanding awarded to the named executive officers totaled 892 with a market value totaling approximately $8,251 as of June 30, 2025.

Potential Payments Upon Termination or Change-in-Control

There are no arrangements with the named executive officers or our equity incentive plan or individual award agreements thereunder providing for certain payments to our named executive officers at or following or in connection with a termination of their employment or a change of control of the Company.

Director Compensation

There are no arrangements pursuant to which our directors are or will be compensated in the future for any services provided to the Company.

The following table provides information regarding compensation that was earned or paid to the individuals who served as non-employee directors during the year ended June 30, 2025. Except as set forth in the table, during the fiscal year 2025, directors did not earn nor receive cash compensation or compensation in the form of stock awards, options awards or any other form:

Name	Fees earned or paid in cash	Stock awards(1)	Option awards(1)	Non-equity incentive plan compensation	Change in pension value and nonqualified deferred compensation	All other compensation	Total

Jim Lang	$13,750	$—	157,204	$—	$—	$—	$170,954

Michael Sherman	$11,250	$—	148,055	$—	$—	$—	$159,305

Richard Berman (2)	$60,000	$109,872	27,792	$—	$—	$—	$197,664

Robert Hariri MD, Phd (3)	$7,500	$—	131,262	$—	$—	$—	$138,762

Sigmund Rogich	$8,750	$114,912	26,484	$—	$—	$—	$150,146

(1)	The aggregate grant date fair value of such awards were computed in accordance with Financial Accounting Standards Board ASC Topic 718, Stock Compensation (ASC Topic 718), and do not take into account estimated forfeitures related to service-based vesting conditions, if any. The valuation assumptions used in calculating these values are discussed in Note 9 of our Notes to Financial Statements included in our Annual Report on Form 10-K for the year ended June 30, 2024. These amounts do not represent actual amounts paid or to be realized. Amounts shown are not necessarily indicative of values to be achieved, which may be more or less than the amounts shown as awards may subject to time-based vesting.

(2)	Mr. Berman passed away in February 2025.

(3)	Dr. Hariri resigned from the Board of Directors effective March 28, 2025.

Our directors are eligible to participate in our equity incentive plans, which are administered by our Compensation Committee under authority delegated by our Board of Directors. The terms and conditions of the option grants to our non-employee directors under our equity incentive plans are and will be determined in the discretion of our Compensation Committee, consistent with the terms of the applicable plan. The fiscal year 2025 annual compensation granted to existing board members consisted of either an award of RSUs at one unit per share of common stock, a total of 6,690 RSU at a grant date market value of $224,784 or stock options to purchase a total of 28,137 shares of commons stock with a grant date fair value totaling $490,797. The equity compensation for committee chairman and member follows: For those who chose stock options, the committee chairman was awarded options to purchase 470 shares of common stock and committee member was awarded options to purchase 240 shares of common stock. There were three board members who chose stock options, and one received options to purchase 6,160 shares of common stock for serving as a chairman of board and serving on two committees of which one he chaired; one received options to purchase 5,690 shares of common stock for serving on three committees for which one he chaired; and the third member received options to purchase 4,980 shares of common stock and served on one committee. For the two who chose RSU’s, one received 3,270 RSU for serving on two committees for one he chaired and the other member received 3,420 shares, served two committees.

Outstanding equity awards held by non-employee directors as of June 30, 2025 were as follows:

		Options (1)						Stock Awards
Name	Grant Date	Number of securities underlying unexercised options exercisable	Number of securities underlying unexercised options unexercisable	Equity incentive plan awards: number of securities underlying unexercised unearned options	Option exercise price		Option expiration date	Number of shares or units of stock that have not vested	Market value of shares or units of stock that have to vested	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested	Equity incentive plan awards: market or payout value of unearned shares, units or other right that have not vested

James Lang	12/18/20	990	—	—		$1,391.00	12/18/25	—	—	—	—
	04/05/22	1,279	—	—		$504.00	04/05/32	—	—	—	—
	11/23/23	935	—	—		$301.00	11/23/28	—	—	—	—
	11/20/24	3,080	—	3,080		$33.60	11/20/29	—	—	—	—
	12/20/24	756	—	1,513		$19.00	12/20/34	—	—	—	—

Sigmund Rogich	12/18/20	973	—	—		$1,391.00	12/18/25	—	—	—	—
	04/05/22	1,234	—	—		$504.00	04/05/27	—	—	—	—
	11/23/22	550	—	—		$612.00	11/23/27	—	—	—	—
	11/20/24		—	—	$			—	—	1,710	$15,818
	12/20/24	552	—	1,655		$19.00	12/20/34	—	—	—	—

Michael Sherman	10/13/20	8	—	—		$990.00	10/13/25	—	—	—	—
	12/18/20	1,031	—	—		$1,391.00	12/18/25	—	—	—	—
	04/05/22	1,302	—	—		$504.00	04/05/27	—	—	—	—
	11/23/22	750	—	—		$612.00	11/23/27	—	—	—	—
	11/23/23	898	—	—		$301.00	11/23/28	—	—	—	—
	11/20/24	2,845	—	2,845		$33.60	11/20/29	—	—	—	—
	12/20/24	778	—	1,555		$19.00	12/20/34	—	—	—	—

(1)	There was a total of 17,961 stock options outstanding to directors as of June 30, 2025, with an aggregate grant date fair value of approximately $4.6 million, the last of which vest in 2028. Stock Options granted on November 20, 2024 vest in equal quarterly installments beginning on February 8, 2025, May 8, 2025, August 8, 2025 and November 8, 2025. Stock Options granted on December 20, 2024 vest 33% vest on grant date and remaining vest on 2 equal installments on the first and second anniversary grant date.

Long-Term Incentive Plans and Awards

Other than the options granted as described above, we do not currently have any long-term incentive plans that provide compensation intended to serve as incentive for performance. Since prior to such grants, no individual grants or agreements regarding future payouts under non-stock price-based plans had been made to any executive officer or any director or any employee or consultant since our inception, no future payouts under non-stock price-based plans or agreements had been granted or entered into or exercised by our officer or director or employees or consultants.

2019 Omnibus Equity Incentive Plan

On April 20, 2019, our Board of Directors and our stockholders approved and adopted the 2019 Plan. The 2019 Plan allows us, under the direction of our Board of Directors or a committee thereof, to make grants of stock options, restricted and unrestricted stock and other stock-based awards to employees, including our executive officers, consultants and directors. The 2019 Plan was amended on November 7, 2024 and allowed for the issuance of up to 125,000 shares of common stock. As of June 30, 2025, there were 65,682 shares of common stock available for new awards under the 2019 Plan.

Equity Compensation Plan Information

The following table provides certain aggregate information with respect to the Company’s 2019 Omnibus Equity Incentive Plan, the Company’s only equity compensation plan in effect as of June 30, 2025:

	(a)	(b)	(c)
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation pans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	92,028	$271.06	65,682
Equity compensation not approved by security holders	—	$—	—
Total	92,028	$271.06	65,682

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

There have been no transactions since July 1, 2024 to which we have been a party in which the amount involved exceeded or will exceed the lesser of (i) $120,000 and (ii) one percent (1%) of the average of our total assets at year-end for the prior two fiscal years, and in which any of our directors, executive officers or beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest.

Review and Approval of Transactions with Related Persons

Either the audit committee or the Board of Directors approves all related party transactions. The procedure for the review, approval or ratification of related party transactions involves discussing the proposed transaction with management, discussing the proposed transaction with the external auditors, reviewing financial statements and related disclosures, and reviewing the details of major deals and transactions to ensure that they do not involve related party transactions. Members of management have been informed and understand that they are to bring related party transactions to the audit committee or the Board of Directors for pre-approval. These policies and procedures are evidenced in the audit committee charter and our code of ethics.

Principal Stockholders

Based solely upon information made available to us, the following table sets forth information as of June 30, 2025 regarding the beneficial ownership of our Common Stock by:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding shares of Common Stock;

•	each of our named executive officers and directors; and

•	all our executive officers and directors as a group.

The percentage ownership information shown in the table is based upon 1,860,086 shares of Common Stock outstanding as of June 30, 2025.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as otherwise indicated, each person or entity named in the table has sole voting and investment power with respect to all shares of our capital shown as beneficially owned, subject to applicable community property laws.

In computing the number and percentage of shares beneficially owned by a person as of a particular date, shares that may be acquired by such person (for example, upon the exercise of options or warrants) within 60 days of such date are counted as outstanding, while these shares are not counted as outstanding for computing the percentage ownership of any other person.

The address of each holder listed below, except as otherwise indicated, is c/o BioVie Inc., 680 W Nye Lane, Suite 201, Carson City, Nevada 89703.

Name and Address of Beneficial Owner	Number of Shares	Percentage
James Lang (1)	9,269	*
Sigmund Rogich (2)	6,297	*
Michael Sherman (3)	9,239	*
Cuong Do (4)	19,670	1.0%
Joanne Wendy Kim (5)	3,152	*
Joseph Palumbo (6)	3,158	*
Affiliate – Acuitas Group Holdings (7)	305,041	15.8%
All directors and executive officers as a group (6 persons)	50,785	2.7%

*	Less than 1%

(1)	Includes 8,580 options to purchase shares of Common Stock, all of which are exercisable within 60 days of June 30, 2025.

(2)	Includes options to purchase 3,309 shares of Common Stock and 855 Restricted Stock Units, all of which are exercisable within 60 days of June 30, 2025.

(3)	Includes options to purchase 9,031 shares of Common Stock, which are exercisable within 60 days of June 30, 2025. 134 shares of Common Stock held of record by Sherman Children’s Trust Brian Krisber, Trustee. All shares of Common Stock, warrants and options are deemed to be beneficially owned or controlled by Michael Sherman.

(4)	Includes warrants to purchase 50 shares of Common Stock, options to purchase 13,915 shares of Common Stock and 692 RSUs, all of which are exercisable within 60 days of June 30, 2025 and 4,792 shares of Common Stock are held of record by Do & Rickles Investments, LLC, a limited liability company 100% owned by Cuong Do and his wife, as such, Mr. Do may be deemed to beneficially own or control.

(5)	Includes options to purchase shares 2,311 of Common Stock, all of which are exercisable within 60 days of June 30, 2025.

(6)	Includes options to purchase 2,065 shares of Common Stock, all of which are exercisable within 60 days of June 30, 2025.

(7)	Includes warrants to purchase 72,728 shares of Common Stock, and options to purchase 650 shares of Common Stock, all of which are exercisable within 60 days of June 30, 2025. All shares held of record by Acuitas Group Holdings, LLC, a limited liability company 100% owned by Terren Peizer, and as which Mr. Peizer may be deemed to beneficially own or control. Mr. Peizer disclaims beneficial of any such securities.

Description of Securities

The following description is a summary of some of the terms of our securities, our organizational documents and Nevada law. The descriptions in this prospectus of our securities and our organizational documents do not purport to be complete and are subject to, and qualified in their entirety by reference to, our organizational documents, copies of which have been filed as exhibits to this prospectus.

General

As of June 30, 2025, our authorized capital stock consists of 800,000,000 shares of Class A Common Stock, par value $0.0001 per share (the “Common Stock”), of which 1,862,922 were issued and 1,860,086 shares were outstanding; and 10,000,000 shares of preferred stock, par value $0.001 per share, none of which were issued and outstanding. The authorized and unissued shares of Common Stock and preferred stock are available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange on which our securities may be listed. Unless approval of our stockholders is so required, our board of directors will not seek stockholder approval for the issuance and sale of our Common Stock.

Common Stock

Each holder of Common Stock is entitled to one vote for each share of Common Stock held on all matters submitted to a vote of the stockholders, including the election of directors. Our Articles of Incorporation and Bylaws do not provide for cumulative voting rights. Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of our outstanding shares of Common Stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock. Holders of our Common Stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the Common Stock. The rights, preferences and privileges of the holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future. All of our outstanding shares of Common Stock are fully paid and nonassessable.

Our Common Stock is listed on Nasdaq under the symbol “BIVI.” The transfer agent and registrar for our Common Stock is West Coast Stock Transfer, Inc., Encinitas, California.

Pre-funded Warrants

The following summary of certain terms and provisions of the Pre-funded Warrants that are being offered hereby is not complete and is subject to, and qualified in its entirety by, the provisions of the Pre-funded Warrant, the form of which will be filed as an exhibit to the registration statement of which this prospectus form a part. Prospective investors should carefully review the terms and provisions of the form of Pre-funded Warrant for a complete description of the terms and conditions of the Pre-funded Warrants.

Term

The Pre-funded Warrants will not expire until they are fully exercised.

Exercisability

The Pre-funded Warrants are exercisable at any time until they are fully exercised. The Pre-funded Warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and payment of the exercise price. No fractional shares of our Common Stock will be issued in connection with the exercise of a Pre-funded Warrant. The holder of the Pre-funded Warrant may also satisfy its obligation to pay the exercise price through a “cashless exercise,” in which the holder receives the net value of the Pre-funded Warrants in shares of our Common Stock determined according to the formula set forth in the Pre-funded Warrant.

Exercise Limitations

Under the terms of the Pre-funded Warrants, the Company may not effect the exercise of any such warrant, and a holder will not be entitled to exercise any portion of any such warrant, if, upon giving effect to such exercise, the aggregate number of shares of our Common Stock beneficially owned by the holder (together with its affiliates, any other persons acting as a group together with the holder or any of the holder’s affiliates, and any other persons whose beneficial ownership of our Common Stock would or could be aggregated with the holder’s for purposes of Section 13(d) or Section 16 of the Exchange Act) would exceed 4.99% of the number of shares of our Common Stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of such warrant, which percentage may be increased or decreased at the holder’s election upon 61 days’ notice to the Company subject to the terms of such warrants, provided that such percentage may in no event exceed 9.99%.

Exercise Price

The exercise price of our shares of our Common Stock purchasable upon the exercise of the Pre-funded Warrants is $0.0001 per share. The exercise price of the Pre-funded Warrants and the number of shares of our Common Stock issuable upon exercise of the Pre-funded Warrants is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our shares of Common Stock, as well as upon any distribution of assets, including cash, stock or other property, to our stockholders.

Transferability

Subject to applicable laws, the Pre-funded Warrants may be offered for sale, sold, transferred or assigned without our consent.

Exchange Listing

We do not intend to list the Pre-funded Warrants on Nasdaq, any other national securities exchange or any other nationally recognized trading system.

Fundamental Transactions

Upon the consummation of a fundamental transaction (as described in the Pre-funded Warrants, and generally including any reorganization, recapitalization or reclassification of our shares of Common Stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding shares of Common Stock, or any person or group becoming the beneficial owner of 50% of the voting power of our outstanding shares of Common Stock), the holders of the Pre-funded Warrants will be entitled to receive, upon exercise of the Pre-funded Warrants, the kind and amount of securities, cash or other property that such holders would have received had they exercised the Pre-funded Warrants immediately prior to such fundamental transaction, without regard to any limitations on exercise contained in the Pre-funded Warrants. Notwithstanding the foregoing, in the event of a fundamental transaction where the consideration consists solely of cash, solely of marketable securities or a combination of cash and marketable securities, then each Pre-funded Warrants shall automatically be deemed to be exercised in full in a cashless exercise effective immediately prior to and contingent upon the consummation of such fundamental transaction.

No Rights as a Stockholder

Except by virtue of such holder’s ownership of shares of Common Stock, the holder of a Pre-funded Warrant does not have the rights or privileges of a holder of our shares of Common Stock, including any voting rights, until such holder exercises the Pre-funded Warrant.

Warrants

The following summary of certain terms and provisions of Warrants that are being offered hereby is not complete and is subject to, and qualified in its entirety by, the provisions of the Warrants, the form of which will be filed as an exhibit to the registration statement of which this prospectus form a part. Prospective investors should carefully review the terms and provisions of the form of Warrant for a complete description of the terms and conditions of the Warrants.

Term

The Warrants will be immediately exercisable and will expire on the fifth (5th) anniversary of the original issuance date. The exercise price and number of shares of Common Stock issuable upon exercise is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our Common Stock and the exercise price. The Warrants will be issued separately from the shares of Common Stock and Pre-funded Warrants and may be transferred separately immediately thereafter.

Exercisability

The Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of our Common Stock purchased upon such exercise (except in the case of a cashless exercise as discussed below). A holder (together with its affiliates) may not exercise any portion of any Warrant to the extent that the holder would own more than 4.99% of the outstanding Common Stock immediately after exercise, except that upon at least 61 days’ prior notice from the holder to us, the holder may increase the amount of ownership of outstanding Common Stock after exercising the holder’s Warrants up to 9.99% of the number of shares of our Common Stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants. No fractional shares of our Common Stock will be issued in connection with the exercise of a Warrant. In lieu of fractional shares, we will round up to the next whole share.

Cashless Exercise

If, at the time a holder exercises its Warrants, a registration statement registering the issuance of the shares of our Common Stock underlying the Warrants under the Securities Act is not then effective or available and an exemption from registration under the Securities Act is not available for the issuance of such shares, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of shares of our Common Stock determined according to a formula set forth in the Warrants.

Exercise Price

Each Warrant offered hereby will have an initial exercise price per share equal to $      .

Warrant Agent

Pursuant to a warrant agent agreement between us and West Coast Stock Transfer, Inc., as warrant agent, the Warrants will be issued in book-entry form and shall initially be represented only by one or more global warrants deposited with the warrant agent, as custodian on behalf of The Depository Trust Company (“DTC”), and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC.

Transferability

Subject to applicable laws, a Warrant may be transferred at the option of the holder upon surrender of the Common Warrant to us together with the appropriate instruments of transfer.

Exchange Listing

There is no established trading market for the Warrants. We intend to apply to list the Warrants on Nasdaq under the symbol “BIVIW”. We cannot guarantee that the Warrants will be approved for listing on Nasdaq. The warrant agent will be West Coast Stock Transfer, Inc., Encinitas, California.

No Rights as a Stockholder

Except as otherwise provided in the Warrants or by virtue of such holder’s ownership of shares of our Common Stock, the holders of the Warrants do not have the rights or privileges of holders of our Common Stock, including any voting rights, until they exercise their Warrants.

Anti-Takeover Effects of Nevada Law

Business Combinations

The “business combination” provisions of Sections 78.411 to 78.444, inclusive, of the Nevada Revised Statutes (“NRS”) generally prohibit a Nevada corporation with at least 200 stockholders from engaging in various “combination” transactions with any interested stockholder for a period of two years after the date of the transaction in which the person became an interested stockholder, unless the transaction is approved by the board of directors prior to the date the interested stockholder obtained such status or the combination is approved by the board of directors and thereafter is approved at a meeting of the stockholders by the affirmative vote of stockholders representing at least 60% of the outstanding voting power held by disinterested stockholders, such prohibition extends beyond the expiration of the two-year period, unless:

•	the combination was approved by the board of directors prior to the person becoming an interested stockholder or the transaction by which the person first became an interested stockholder was approved by the board of directors before the person became an interested stockholder or the combination is later approved by a majority of the voting power held by disinterested stockholders; or

•	the combination meets specified statutory requirements.

A “combination” is generally defined to include mergers or consolidations or any sale, lease exchange, mortgage, pledge, transfer, or other disposition, in one transaction or a series of transactions, with an “interested stockholder” having: (a) an aggregate market value equal to 5% or more of the aggregate market value of the assets of the corporation, (b) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation, (c) 10% or more of the earning power or net income of the corporation, and (d) certain other transactions with an interested stockholder or an affiliate or associate of an interested stockholder.

In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within two years, did own) 10% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire our Company even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Control Share Acquisitions

The “control share” provisions of Sections 78.378 to 78.3793, inclusive, of the NRS apply to “issuing corporations” that are Nevada corporations with at least 200 stockholders, including at least 100 stockholders of record who are Nevada residents, and that conduct business directly or indirectly in Nevada. The control share statute prohibits an acquirer, under certain circumstances, from voting its shares of a target corporation’s stock after crossing certain ownership threshold percentages, unless the acquirer obtains approval of the target corporation’s disinterested stockholders. The statute specifies three thresholds: one-fifth or more but less than one-third, one-third but less than a majority, and a majority or more, of the outstanding voting power. Generally, once an acquirer crosses one of the above thresholds, those shares in an offer or acquisition and acquired within 90 days thereof become “control shares” and such control shares are deprived of the right to vote until disinterested stockholders restore the right. These provisions also provide that if control shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who do not vote in favor of authorizing voting rights to the control shares are entitled to demand payment for the fair value of their shares in accordance with statutory procedures established for dissenters’ rights.

A corporation may elect to not be governed by, or “opt out” of, the control share provisions by making an election in its articles of incorporation or bylaws, provided that the opt-out election must be in place on the 10th day following the date an acquiring person has acquired a controlling interest, that is, crossing any of the three thresholds described above. We have not opted out of the control share statutes, and will be subject to these statutes if we are an “issuing corporation” as defined in such statutes.

The effect of the Nevada control share statutes is that the acquiring person, and those acting in association with the acquiring person, will obtain only such voting rights in the control shares as are conferred by a resolution of the stockholders at an annual or special meeting. The Nevada control share law, if applicable, could have the effect of discouraging takeovers of our Company.

Anti-Takeover Effects of Our Articles of Incorporation and Bylaws

Our Articles of Incorporation and Bylaws contain certain provisions that may have anti-takeover effects, making it more difficult for or preventing a third party from acquiring control of us or changing our board of directors and management. According to our Articles of Incorporation and Bylaws, neither the holders of our Common Stock nor the holders of any preferred stock we may issue in the future have cumulative voting rights in the election of our directors. The combination of the present ownership by a few stockholders of a significant portion of our issued and outstanding Common Stock and lack of cumulative voting makes it more difficult for other stockholders to replace our board of directors or for a third party to obtain control of us by replacing our board of directors.

Underwriting

We have entered into an underwriting agreement dated               , 2025 with ThinkEquity LLC, as the representative of the underwriters (the “Representative”), with respect to the securities sold in this offering. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters named below, and the underwriters have agreed, severally and not jointly, to purchase from us the securities set forth opposite the underwriter’s name in the following table at the public offering price less the underwriting discounts set forth in the cover page of this prospectus:

Underwriter	Number of Units	Number of Pre-funded Units
ThinkEquity LLC
Total

The underwriters have committed to purchase all of the securities offered by us other than those covered by the over-allotment option described below, if they purchase any securities. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

The underwriters are offering the securities, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions contained in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

Over-Allotment Option

We have granted a 45-day option to the underwriters to purchase up to 218,447 additional shares of Common Stock and/or up to 218,447 additional Pre-funded Warrants and/or up to 218,447 additional Warrants, or any combination thereof, solely to cover over-allotments, if any. The underwriters may exercise this option one or more times in whole or in part for 45 days from the closing of this offering. If any of these additional securities are purchased, the underwriters will offer the additional securities on the same terms as those on which the Units and Pre-funded Units are being offered.

The over-allotment option purchase price to be paid per additional share of Common Stock or Pre-funded Warrant by the underwriters shall be equal to the public offering price of one Unit or one Pre-funded Unit, respectively, less $0.1 allocated to the Warrants and less the underwriting discount, and the purchase price to be paid per additional Warrant shall be equal to $0.1, less the underwriting discount.

Underwriting Discount, Commissions and Expenses

Pursuant to the underwriting agreement, we will pay the underwriters, concurrently with the closing of this offering, a underwriting fee equal to 7% of the aggregate purchase price paid by each purchaser of securities that are placed in this offering (other than certain purchasers of Securities in this offering that are set forth on a schedule to the underwriting agreement (the “Excluded Purchasers”), which fee will be equal to 3% of the aggregate purchase price paid by each Excluded Purchaser). We have also agreed to pay a non-accountable expense allowance to the Representative equal to 1% of the gross proceeds received in this offering from purchasers other than the Excluded Purchasers.

The underwriters propose initially to offer the Units and/or Pre-funded Units to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $           per Unit and $           per Pre-funded Unit. If all of the Units and/or Pre-funded Units offered by us are not sold at the public offering price, the underwriters may change the public offering price and other selling terms by means of a supplement to this prospectus.

The following table shows the public offering price, underwriting discounts and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Unit	Per Pre-funded Unit	Total Assuming No Exercise of Over- Allotment Option	Total Assuming Full Exercise of Over- Allotment Option
Public offering price	$	$	$	$
Underwriting discounts and commissions (7.0%)	$	$	$	$
Proceeds, before expense, to us	$	$	$	$

In addition, we will also pay the Representative (a) all filing fees and communication expenses relating to the securities to be sold in this offering with the SEC; (b) all filing fees and expenses associated with the review of this offering by FINRA; (c) all fees and expenses relating to the listing of the securities on the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the NYSE or the NYSE American and on such other stock exchanges as the Company and the underwriters together determine, including any fees charged by The Depository Trust Company (DTC) for new securities; (d) all fees, expenses and disbursements relating to the registration or qualification of such Shares under the “blue sky” securities laws of such states and other jurisdictions as the underwriters may reasonably designate; (e) all fees, expenses and disbursements relating to the registration, qualification or exemption of such Securities under the securities laws of such foreign jurisdictions as the Representative may reasonably designate; (f) the costs of all mailing and printing of the offering documents; (g) the costs of preparing, printing and delivering certificates representing the Offered Shares; (h) fees and expenses of the transfer agent for the securities; (i) stock transfer and/or stamp taxes, if any, payable upon the transfer of securities from the Company to the Representative; (j) the fees and expenses of the Company’s accountants; (k) the fees and expenses of the Company’s legal counsel and other agents and representatives; (l) the fees and expenses of the underwriters’ legal counsel not to exceed $75,000; (m) the $15,000 cost associated with the use of Ipreo’s book building, prospectus tracking and compliance software for this offering; and (n) up to $7,500 of the Representative’s market making and trading, and clearing firm settlement expenses for this offering. Such reimbursement shall be paid at each closing (to the extent not paid at a prior closing) from the gross proceeds of the Securities.

The Representative may also ask other FINRA member broker-dealers that are registered with the SEC to participate as soliciting dealers for this offering.

We have paid an expense deposit of $50,000 to the Representative, which will be applied against the out-of-pocket accountable expenses that will be paid by us to the underwriters in connection with this offering and will be reimbursed to us to the extent not actually incurred in compliance with FINRA Rule 5110(g)(4)(A).

Our total estimated expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions and excluding the non-accountable expense allowance, are approximately $450,000.

Representative’s Warrants

Upon closing of this offering, we have agreed to issue the Representative warrants (“Representative’s Warrants”) to purchase up to 5% of the aggregate number of Units and Pre-funded Units sold. The Representative’s Warrants will be exercisable at an exercise price of $12.875 (representing 125% of the assumed public offering price of $10.30 per Unit, the last reported sale price of our Common Stock as reported on Nasdaq on June 26, 2025). The Representative’s Warrants are immediately exercisable and will expire on the four- and one-half year anniversary of the date that is 180 days from the commencement of sales of the securities issued in this offering.

The Representative’s Warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(e)(1)(A) of FINRA. The Representative (or permitted assignees under Rule 5110(e)(2)) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days following the commencement of sales of the securities issued in this offering. In addition, the Representative’s Warrants provide for registration rights upon request, in certain cases. The sole demand registration right provided will not be greater than five years from the commencement of sales of the securities issued in this offering in compliance with FINRA Rule 5110(g)(8)(C). The piggyback registration rights provided will not be greater than seven years from the commencement of sales of the securities issued in this offering in compliance with FINRA Rule 5110(g)(8)(D). We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants other than underwriting commissions incurred and payable by the holders. The exercise price and number of shares issuable upon exercise of the Representative’s Warrants may be adjusted in certain circumstances including in the event of a stock dividend or our recapitalization, reorganization, merger or consolidation. However, the Representative’s Warrant exercise price or underlying shares will not be adjusted for issuances of shares of our Common Stock at a price below the warrant exercise price.

Lock-Up Agreements

We have agreed that, for a period of three months from the closing of the offering, we will not (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of our Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of our Company; (b) file or caused to be filed any registration statement with the SEC relating to the offering of any shares of capital stock of our Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of our Company; (c) complete any offering of debt securities of our Company, other than entering into a line of credit with a traditional bank or (d) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of our Company, whether any such transaction described in clause (a), (b), (c) or (d) above is to be settled by delivery of shares of capital stock of our Company or such other securities, in cash or otherwise, subject to certain exceptions.

Moreover, pursuant to “lock-up” agreements, our executive officers, directors and certain of our stockholders have agreed for a period of three months from the date of this prospectus, subject to customary exceptions, without the prior written consent of the Representative, not to, directly or indirectly (a) offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, encumber, assign, borrow or otherwise dispose of any shares of Common Stock, any warrant or option to purchase such shares or any other of our securities or of any other entity that is convertible into, or exercisable or exchangeable for, shares of our Common Stock or any other of our equity securities (each a “Relevant Security” and collectively, “Relevant Securities”), in each case owned beneficially owned by them or otherwise publicly disclose the intention to do so, or (b) establish or increase any “put equivalent position” or liquidate or decrease any “call equivalent position” with respect to any Relevant Security (in each case within the meaning of Section 16 of the Exchange Act with respect to any Relevant Security or otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of a Relevant Security, whether or not such transaction is to be settled by the delivery of Relevant Securities, other securities, cash or other consideration, or otherwise publicly disclose the intention to do so.

Right of First Refusal

We have granted the Representative an irrevocable right of first refusal (the “Right of First Refusal”), for a period of 12 months after the closing of this offering, to act, except as set forth below, as sole investment banker, sole book-runner and/or sole placement agent, at the Representative’s sole discretion, for each and every future public and private equity offering that is not an “at-the-market” offering (an “ATM”) (an ATM executed through a broker dealer as sales agent), and sole investment banker, sole book-runner and/or sole placement agent, at the Representative’s sole discretion, for each and every future debt offering (such future public and private equity offering, a “Future Transaction”), including all equity linked financings, during such twelve (12) month period for the Company, or any successor to or any subsidiary of the Company, on reasonable and customary terms, provided a Future Transaction shall not be deemed to include, and no Right of First Refusal is granted to the Representative in connection with, any of the following: (a) any equity securities directly issued by the Company pursuant to acquisitions or strategic transactions, including as part of any grant funding from a third party, or (b) any offer or sale of equity securities by the Company directly to non-U.S. persons domiciled in the following jurisdictions: China, Korea, Latin America excluding Caribbean and the Cayman Islands) and Middle East, in each case, in a private placement not otherwise involving a public offering. The Representative may elect, in its sole and absolute discretion, not to exercise its Right of First Refusal with respect to any Future Transaction; provided that any such election by the Representative shall not adversely affect the Representative's Right of First Refusal with respect to any other Future Transaction during the twelve (12) month period agreed to above.

Discretionary Accounts

The underwriters do not intend to confirm sales of the Units and/or Pre-funded Units offered hereby to any accounts over which they have discretionary authority.

Electronic Distribution

This prospectus in electronic format may be made available on websites or through other online services maintained by one or more of the underwriters, or by their affiliates. Other than this prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of this prospectus, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Nasdaq Capital Market Listing

Our Common Stock is listed on Nasdaq under the symbol “BIVI”. We intend to apply to list the Warrants on Nasdaq under the symbol “BIVIW”. We cannot guarantee that the Warrants will be approved for listing on Nasdaq. We do not intend to list the Pre-funded Warrants on any securities exchange or nationally recognized trading system and do not expect a trading market to develop for the Pre-funded Warrants.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate-covering transactions, penalty bids, and purchases to cover positions created by short sales.

●	Stabilizing transactions permit bids to purchase securities so long as the stabilizing bids do not exceed a specified maximum and are engaged in for the purpose of preventing or retarding a decline in the market price of the securities while the offering is in progress.

●	Over-allotment transactions involve sales by the underwriters of securities in excess of the number of securities the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of securities over-allotted by the underwriters is not greater than the number of securities that they may purchase in the over-allotment option. In a naked short position, the number of securities involved is greater than the number of securities in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing securities in the open market.

●	Syndicate covering transactions involves purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of securities to close out the short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared with the price at which they may purchase securities through exercise of the over-allotment option. If the underwriters sell more securities than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the securities in the open market that could adversely affect investors who purchase in the offering.

●	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids may have the effect of raising or maintaining the market price of our securities or preventing or retarding a decline in the market price of our securities. As a result, the price of our securities in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our securities. These transactions may be affected on The Nasdaq Capital Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, underwriters and selling group members may engage in passive market making transactions in our securities on The Nasdaq Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the securities and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Other Relationships

From time to time, the underwriters and/or its affiliates may in the future provide, various investment banking and other financial services for us for which they may receive customary fees. In the course of their businesses, the placement and their affiliates may actively trade our securities or loans for their own account or for the accounts of customers, and, accordingly, the underwriters and their affiliates may at any time hold long or short positions in such securities or loans. Except for services provided in connection with this offering and described below, the underwriters have not provided any investment banking or other financial services to us during the 180-day period preceding the date of this offering circular.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

●	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

●	to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

The sellers of the securities have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of the sellers or the underwriters.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (the “SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (the “FINMA”), and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

Canada

The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Israel

The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the “ISA”), nor have such securities been registered for sale in Israel. The securities may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

United Arab Emirates

Neither this document nor the securities have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor has the Company received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the securities within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. No services relating to the securities, including the receipt of applications and/or the allotment or redemption of such securities, may be rendered within the United Arab Emirates by the Company.

No offer or invitation to subscribe for securities is valid or permitted in the Dubai International Financial Centre.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where our securities are subscribed or purchased under Section 275 by a relevant person which is a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities or securities-based derivatives contracts (each as defined in Section 2(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired our securities under Section 275 except: (a) to an institutional investor under Section 274 of the SFA or to a relevant person, (b) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA; (c) where no consideration is or will be given for the transfer; (d) where such transfer is by operation of law; or (e) as specified in Section 276(7) of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the securities under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, or (5) as specified in Section 276(7) of the SFA.

Hong Kong

Our securities may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

Japan

The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the “FIEL”), pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.

People’s Republic of China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”

Legal Matters

McGuireWoods LLP is acting as our counsel regarding securities law matters. The validity of the shares of Common Stock offered hereby will be passed upon for us by Fennemore Craig, P.C. Certain legal matters related to this offering will be passed upon for the underwriters by Sheppard, Mullin, Richter & Hampton LLP.

Experts

The balance sheets of BioVie Inc. as of June 30, 2024 and 2023, and the related statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for each of the years then ended, have been audited by EisnerAmper LLP, independent registered public accounting firm, as stated in their report which is incorporated herein, which report includes an explanatory paragraph about the existence of substantial doubt concerning the Company’s ability to continue as a going concern. Such financial statements have been incorporated herein in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

Where You Can Find More Information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the securities offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our securities, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement is this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

We are subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance with this law, file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available on the website of the SEC referred to above. We maintain a website at https://bioviepharma.com/. Information found on, or accessible through, our website is not a part of, and is not incorporated into, this prospectus, and you should not consider it part of this prospectus.

INDEX TO FINANCIAL STATEMENTS

BIOVIE INC.

Audited Financial Statements

Unaudited Financial Statements

Condensed Balance Sheets as of March 31, 2025 and June 30, 2024	F-27
Condensed Statements of Operations and Comprehensive Loss for the Three and Nine Months Ended March 31, 2025 and 2024	F-28
Condensed Statements of Changes in Stockholders’ Equity for the Periods From July 1, 2024 Through March 31, 2025 and July 1, 2023 Through March 31, 2024	F-29
Condensed Statements of Cash Flows for the Nine Months Ended March 31, 2025 and 2024	F-30
Notes to Unaudited Condensed Financial Statements	F-31

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

BioVie, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of BioVie, Inc. (the “Company”) as of June 30, 2024 and 2023, and the related statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for each of the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and the results of its operations and its cash flows for of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company‘s recurring losses from operations and negative cash flows from operating activities raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Research and development expenses and related accruals

As described in Note 3 to the accompanying financial statements, research and development expenses consist primarily of costs associated with the preclinical and/or clinical trials of drug candidates, compensation and other expenses for research and development, personnel, supplies and development materials, costs for consultants and related contract research and third-party facility costs. The amounts recorded for clinical trial expenses represent the Company’s estimates of clinical trial expenses based on facts and circumstances known to the Company at that time, and are dependent upon the timely and accurate reporting of contract research organizations and other third-party vendors.

We identified the accounting for the research and development expenses and related accruals to be a critical audit matter due to the degree of management judgement in ensuring they are complete, accurate and classified correctly, their significance, and the risk of material misstatement due to the nature and timing of these costs and accruals. This in turn led to a high degree of auditor judgment, subjectivity, and effort in applying the procedures related to their accounting.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included, obtaining an understanding of management’s process and evaluating the design of controls over research and development expense classification and the completeness and accuracy of related accruals, independently researching vendors, testing a selection of research and development expense transactions to determine, based on the underlying supporting documents, the mathematical accuracy of the expense and the appropriateness of the expense classification. In addition, we made inquiries of management and reviewed subsequent payments, invoices and agreements relating to certain research and development expenses to ensure that accruals were properly recorded as of June 30, 2024.

/s/ EisnerAmper LLP

We have served as the Company’s auditor since 2019.

EISNERAMPER LLP

Iselin, New Jersey

September 30, 2024

BioVie Inc.

Balance Sheets

	June 30,	June 30,
	2024	2023
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$23,843,798	$19,460,883
Investments in U.S. Treasury Bills (available-for-sale)	-	14,477,726
Prepaid and other current assets	204,392	102,526
Total current assets	24,048,190	34,041,135

Operating lease right-of-use assets, net	406,726	80,789
Intangible assets, net	407,718	637,095
Goodwill	345,711	345,711

TOTAL ASSETS	$25,208,345	$35,104,730

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable and accrued expenses	$3,586,912	$3,476,259
Other current liabilities	-	48,385
Current portion of operating lease liabilities	60,343	44,909
Current portion of note payable, net of financing cost, unearned premium and discount of $701,210 at June 30, 2024 and $894,926 at June 30, 2023	5,701,210	9,105,074
Warrant liability	3,771	894,280
Embedded derivative liability	-	925,762
Total current liabilities	9,352,236	14,494,669

Operating lease liabilities, net of current portion	349,894	42,505
Note payable, net of current portion, financing cost, unearned premium and discount of $0 and $227,268 at June 30, 2024 and June 30, 2023, respectively.	-	5,227,270
TOTAL LIABILITIES	9,702,130	19,764,444

Commitments and contingencies (Note 11)

STOCKHOLDERS' EQUITY :

Preferred stock; $0.001 par value; 10,000,000 shares authorized; 0 shares issued and outstanding	-	-
Common stock, $0.0001 par value; 800,000,000 shares authorized at June 30, 2024 and June 30, 2023, respectively; 6,216,398 shares issued of which 6,190,072 shares are outstanding at June 30, 2024; and 3,645,183 shares issued of which 3,642,895 shares outstanding at June 30, 2023	6,229	3,643
Additional paid in capital	349,732,674	316,385,759
Accumulated other comprehensive income	-	176,591
Accumulated deficit	(334,232,661)	(301,225,705)
Treasury stock	(27)	(2)
Total stockholders' equity	15,506,215	15,340,286

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$25,208,345	$35,104,730

The accompanying notes are an integral part of the financial statements.

BioVie Inc.

Statements of Operations and Comprehensive Loss

	Year ended	Year ended
	June 30, 2024	June 30, 2023

OPERATING EXPENSES:
Amortization of intangible assets	$229,377	$229,377
Research and development expenses	23,100,394	33,299,503
Selling, general and administrative expenses	8,849,814	11,551,568
TOTAL OPERATING EXPENSES	32,179,585	45,080,448

LOSS FROM OPERATIONS	(32,179,585)	(45,080,448)

OTHER (INCOME) EXPENSE:
Change in fair value of derivative liabilities	(1,816,271)	1,437,481
Interest expense	2,893,922	4,300,150
Interest income	(1,136,703)	(562,264)
TOTAL OTHER (INCOME) EXPENSE, NET	(59,052)	5,175,367

NET LOSS	$(32,120,533)	$(50,255,815)

Deemed dividend related to ratchet adjustment to warrants	886,423	-

NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(33,006,956)	$(50,255,815)

NET LOSS PER COMMON SHARE
- Basic	$(7.30)	$(15.47)
- Diluted	$(7.30)	$(15.47)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
- Basic	4,518,533	3,248,349
- Diluted	4,518,533	3,248,349

NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(33,006,956)	$(50,255,815)

Other comprehensive (loss) income
Unrealized gain on available-for-sale investments	-	176,591
Reclassification of unrealized gains on available-for-sale investments upon settlement	(176,591)	-
Total other comprehensive (loss) income	(176,591)	176,591
Comprehensive loss	$(33,183,547)	$(50,079,224)

The accompanying notes are an integral part of the financial statements.

BioVie Inc.

Statements of Changes in Stockholders’ Equity
For the Years Ended June 30, 2024 and 2023

						Accumulated
			Additional			Other		Total
	Common Stock	Common Stock	Paid in	Treasury Stock	Treasury Stock	Comprehensive	Accumulated	Stockholders'
	Shares	Amount	Capital	Shares	Amount	Income	Deficit	Equity

Balance, June 30, 2022	2,498,408	$2,496	$254,638,329	-	$-	$-	$(250,969,890)	3,670,935

Stock option-based compensation	-	-	4,222,845	-	-	-	-	4,222,845

Stock-based compensation - restricted stock units	21,518	21	1,780,028	(2,288)	(2)	-	-	1,780,047

Stock-based compensation - issuance of common stock for services rendered	5,000	5	372,495	-	-	-	-	372,500
								-
Cashless exercise of options	2,256	3	(3)	-	-	-	-	-
								-
Cashless exercise of warrants	359	-	-	-	-	-	-	-
								-
Proceeds from exercise of options	80	-	2,240	-	-	-	-	2,240

Proceeds from issuance of common stock, net costs of $2,008,898	753,925	754	49,464,349	-	-	-	-	49,465,103

Proceeds from issuance of common stock, net of costs of $94,160 - Related Party	363,636	364	5,905,476	-	-	-	-	5,905,840

Unrealized gain on available-for-sale investments	-	-	-	-	-	176,591	-	176,591

Net loss	-	-	-	-	-	-	(50,255,815)	(50,255,815)

Balance, June 30, 2023	3,645,183	3,643	316,385,759	(2,288)	(2)	176,591	(301,225,705)	15,340,286

Stock - based compensation - stock options	-	-	2,823,764	-	-	-	-	2,823,764

Stock-based compensation - restricted stock units	-	-	1,763,450	-	-	-	-	1,763,450

Proceeds from issuance of common stock, net of costs of $2,908,141	2,433,749	2,449	27,800,490	-	-	-	-	27,802,939

Issuance of common stock from vesting of restricted stock units	122,395	122	(97)	(24,038)	(25)	-	-	-

Stock-based compensation - issuance of common stock for services rendered	15,000	15	72,885	-	-	-	-	72,900

Deemed dividend for ratchet adjustment to warrants	-	-	886,423	-	-	-	(886,423)	-

Relcassification of unrealized gains on available-for-sale investments upon settlement	-	-	-	-	-	(176,591)	-	(176,591)

Issuance of additional shares for fractional shares effected by the reverse split	71	-	-	-	-	-	-	-

Net Loss	-	-	-	-	-	-	(32,120,533)	(32,120,533)

Balance, June 30, 2024	6,216,398	$6,229	$349,732,674	(26,326)	$(27)	$-	$(334,232,661)	$15,506,215

The accompanying notes are an integral part of the financial statements.

BioVie Inc.

Statements of Cash Flows

	Year ended	Year ended
	June 30, 2024	June 30, 2023

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(32,120,533)	$(50,255,815)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of intangible assets	229,377	229,377
Stock based compensation - restricted stock units	1,763,450	1,780,047
Stock based compensation expense - stock options	2,823,764	4,222,845
Stock based compensation expense - stock issued	72,900	372,500
Amortization of financing costs	108,751	170,219
Accretion of unearned loan discount	1,023,145	1,601,445
Accretion of loan premium	236,970	421,994
Realized gain on maturity of available-for sale	(223,865)	-
Non-cash lease expense from right-of-use assets	49,346	37,465
Gain on termination of operating lease	(5,215)	-
Change in fair value of derivative liabilities	(1,816,271)	1,437,481
Changes in operating assets and liabilities:
Prepaid and other assets	(101,866)	39,915
Accounts payable and accrued expenses	110,653	1,033,455
Operating lease liabilities	(47,245)	(38,884)
Other current liabilities	(48,385)	(1,304,925)
Net cash used in operating activities	(27,945,024)	(40,252,881)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from (purchases of) U.S. Treasury Bills (available-for-sale)	14,525,000	(14,301,135)
Net cash provided by (used in) investing activities	14,525,000	(14,301,135)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from issuance of common stock	27,802,939	49,465,103
Payments of note payable	(10,000,000)	-
Proceeds from exercise of stock options	-	2,240
Net proceeds from issuance of common stock - Related Party	-	5,905,840
Net cash provided by financing activities	17,802,939	55,373,183

Net increase in cash and cash equivalents	4,382,915	819,167

Cash and cash equivalents, beginning of period	19,460,883	18,641,716

Cash and cash equivalents, end of period	$23,843,798	$19,460,883

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$1,525,056	$2,106,491

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING ACTIVITIES:
Right-of-use assets obtained in exchange for lease obligations	$432,192	$-
Unrealized gain on U.S. Treasury Bills (available-for-sale)	$-	$176,591
Reclassification of unrealized gains on U.S. Treasury Bills (available-for-sale investments) upon settlement	$176,591	$-
Deemed dividend of ratchet adjustment to warrants	$886,423	$-

The accompanying notes are an integral part of the financial statements.

BioVie Inc.

Notes to Financial Statements

1.	Background Information

BioVie Inc. (the “Company” or “we” or “our”) is a clinical-stage company developing innovative drug therapies to treat chronic debilitating conditions including neurological and neuro-degenerative disorders and liver disease.

The Company acquired the biopharmaceutical assets of NeurMedix, Inc. (“NeurMedix”) a privately held clinical-stage pharmaceutical company and a related party in June 2021. The acquired assets included NE3107. NE3107 is an investigational, novel, orally administered small molecule that is thought to inhibit inflammation-driven insulin resistance and major pathological inflammatory cascades with a novel mechanism of action. There is emerging scientific consensus that both inflammation and insulin resistance may play fundamental roles in the development of Alzheimer’s disease (“AD”) and Parkinson’s disease (“PD”), and NE3107 could, if approved by the U.S. Food and Drug Administration (“FDA”), represent an entirely new medical approach to treating these devastating conditions affecting an estimated 6 million Americans suffering from AD and 1 million Americans suffering from PD.

Neurodengenerative Disease Program

In neurodegenerative disease, the Company’s drug candidate NE3107 inhibits activation of inflammatory actions extracellular single-regulated kinase (“ERK”) and nuclear factor kappa-light-chain-enhancer of activated B cells (“NFκB”) (including interactions with tumor necrosis factor (“TNF”) signaling and other relevant inflammatory pathways) that lead to neuroinflammation and insulin resistance. NE3107 does not interfere with their homeostatic functions (e.g., insulin signaling and neuron growth and survival). Both inflammation and insulin resistance are drivers of AD and PD.

Alzheimer’s Disease (NCT05083260)

On November 29, 2023, the Company announced the analysis of its unblinded, topline efficacy data from its Phase 3 clinical trial (NCT04669028) of NE3107 in the treatment of mild to moderate AD. The study has co-primary endpoints looking at cognition using the Alzheimer’s Disease Assessment Scale-Cognitive Scale (ADAS-Cog 12) and function using the Clinical Dementia Rating-Sum of Boxes (CDR-SB). Patients were randomly assigned, 1:1 versus placebo, to receive sequentially 5 mg of NE3107 orally twice a day for 14 days, then 10 mg orally twice a day for 14 days, followed by 26 weeks of 20 mg orally twice daily.

Upon trial completion, as the Company began the process of unblinding the trial data, the Company found significant deviation from protocol and current good clinical practices (“cGCPs”) violations at 15 study sites (virtually all of which were from one geographic area). This highly unusual level of suspected improprieties led the Company to exclude all patients from these sites and to refer the sites to the FDA Office of Scientific Investigations (“OSI”) for potential further action. After the patient exclusions, 81 patients remained in the Modified Intent to Treat population, 57 of whom were in the Per-Protocol population which included those who completed the trial and were verified to take study drug from pharmacokinetic data.

The trial was originally designed to be 80% powered with 125 patients in each of the treatment and placebo arms. The unplanned exclusion of so many patients has left the trial underpowered for the primary endpoints. In the Per-Protocol population, which included those patients who completed the trial and who were further verified to have taken the study drug (based on pharmacokinetic data), an observed descriptive change from baseline appeared to suggest a slowing of cognitive loss; these same patients experienced an advantage in age deceleration vs. placebo as measured by DNA epigenetic change. Age deceleration is used by longevity researchers to measure the difference between the patient’s biological age, in this case as measured by the Horvath DNA methylation Skin Blood Clock, relative to the patient’s actual chronological age. This test was a non-primary/secondary endpoint, other-outcome measure, done via blood test collected at week 30 (end of study). Additional DNA methylation data continues to be collected and analyzed.

Parkinson’s Disease (NCT05083260)

The Phase 2 study of bezisterim (NE3107) for the treatment of PD (NCT05083260), completed in December 2022, was a double-blind, placebo-controlled, safety, tolerability, and pharmacokinetics study in PD participants treated with carbidopa/levodopa and bezisterim (NE3107). Forty-five patients with a defined L-dopa “off state” were randomized 1:1 to placebo: bezisterim (NE3107) 20 mg twice daily for 28 days. This trial was launched with two design objectives: 1) the primary objective was safety and a drug-drug interaction study as requested by the FDA to measure the potential for adverse interactions of bezisterim (NE3107) with carbidopa/ levodopa; and 2) the secondary objective was to determine if preclinical indications of promotoric activity and apparent enhancement of levodopa activity could be seen in humans. Both objectives were met.

1.	Background Information (continued)

Long COVID Program

In April 2024, the Company announced the grant of a clinical trial award of up to $13.1 million from the DOD, awarded through the Peer Reviewed Medical Research Program (“PRMRP”) of the Congressionally Directed Medical Research Programs (“CDMRP”). The award can provide up to 2 years of non-dilutive funding for a Phase 2b clinical trial that will assess bezisterim (NE3107) for the treatment of neurological symptoms that are associated with long COVID. The Company anticipates the trial to commence by early 2025.

Liver Disease Program

In liver disease, our investigational drug candidate BIV201 (continuous infusion terlipressin), which has been granted both FDA Fast Track designation status and FDA Orphan Drug status, is being evaluated and discussed after receiving guidance from the FDA regarding the design of Phase 3 clinical testing of BIV201 for the treatment of ascites due to chronic liver cirrhosis. BIV201 is administered as a patent-pending liquid formulation.

In June 2021, the Company initiated a Phase 2 study (NCT04112199) designed to evaluate the efficacy of BIV201 (terlipressin, administered by continuous infusion for two 28-day treatment cycles) combined with standard-of-care (“SOC”), compared to SOC alone, for the treatment of refractory ascites. The primary endpoints of the study are the incidence of ascites-related complications and change in ascites fluid accumulation during treatment compared to a pre-treatment period.

In March 2023, the Company announced enrollment was paused and that data from the first 15 patients treated with BIV201 plus SOC appeared to show at least a 30% reduction in ascites fluid during the 28 days after treatment initiation compared to the 28 days prior to treatment. The change in ascites volume was significantly different from those patients receiving SOC treatment. Patients who completed the treatment with BIV201 experienced a 53% reduction in ascites fluid, which was sustained (43% reduction) during the three months after treatment initiation as compared to the three-month pre-treatment period.

In June 2023, the Company requested and subsequently received guidance from the FDA regarding the design and endpoints for definitive clinical testing of BIV201 for the treatment of ascites due to chronic liver cirrhosis. The Company is currently finalizing protocol designs for the Phase 3 study of BIV201 for the treatment of ascites due to chronic liver cirrhosis.

The BIV201 development program was initiated by LAT Pharma LLC. On April 11, 2016, the Company acquired LAT Pharma LLC and the rights to its BIV201 development program. The Company currently owns all development and marketing rights to this drug candidate. Pursuant to the Agreement and Plan of Merger entered into on April 11, 2016, between our predecessor entities, LAT Pharma LLC and NanoAntibiotics, Inc., BioVie is obligated to pay a low single digit royalty on net sales of BIV201 (continuous infusion terlipressin). to be shared among LAT Pharma Members, PharmaIn Corporation, and The Barrett Edge, Inc.

2.	Liquidity and Going Concern

The Company’s operations are subject to a number of factors that can affect its operating results and financial conditions. Such factors include, but are not limited to: the results of clinical testing and trial activities of the Company’s products, the Company’s ability to obtain regulatory approval to market its products; competition from products manufactured and sold or being developed by other companies; the price of, and demand for, Company products; the Company’s ability to negotiate favorable licensing or other manufacturing and marketing agreements for its products; and the Company’s ability to raise capital. The Company’s financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As of June 30, 2024, the Company had working capital of approximately $14.7 million, cash and cash equivalents of approximately $23.8 million, stockholders’ equity of approximately $15.5 million, and an accumulated deficit of approximately $334.2 million. The Company is in the pre-revenue stage and no revenues are expected in the foreseeable future. The Company’s future operations are dependent on the success of the Company’s ongoing development and commercialization efforts, as well as its ability to secure additional financing as needed. Projected cash flows could be extended if further measures are taken to delay planned expenditures in our research protocols and slow the progress in the Company’s development and launch of next phase clinical programs.

The future viability of the Company is largely dependent upon its ability to raise additional capital to finance its operations. Management expects that future sources of funding may include sales of equity, obtaining loans, or other strategic transactions.

2.	Liquidity and Going Concern (continued)

Although management continues to pursue the Company’s strategic plans, there is no assurance that the Company will be successful in obtaining sufficient financing on terms acceptable to the Company, if at all, to fund continuing operations. These circumstances raise substantial doubt on the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3.	Significant Accounting Policies

Basis of Presentation

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and include all adjustments necessary for the fair presentation of the Company’s financial position for the periods presented.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances. The amounts of assets and liabilities reported in the Company’s balance sheets and the amounts of expenses reported for each of the periods presented in the statements of operations and comprehensive loss are affected by estimates and assumptions, which are used for, but not limited to, accounting for clinical accruals, share-based compensation, accounting for derivatives, assumptions used in recording leases, the inputs used in the valuation of goodwill and intangible assets in connection with impairment testing and accounting for income taxes. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consisted of cash deposits and money market funds held at a bank and funds held in a brokerage account which included a U.S. treasury money market fund and U.S. Treasury Bills with original maturities of three months or less.

Investments in U.S. Treasury Bills

Investments in U.S. Treasury Bills with maturities greater than three months, are accounted for as available-for-sale and are recorded at fair value. Unrealized gains were included in other comprehensive income in the accompanying statements of operations and comprehensive loss.

Concentration of Credit Risk in the Financial Service Industry

As of June 30, 2024, the Company had cash deposited in certain financial institutions in excess of federally insured levels. The Company regularly monitors the financial stability of these financial institutions and believes that it is not exposed to any significant credit risk in cash and cash equivalents. However, in March and April 2023, certain U.S. government banking regulators took steps to intervene in the operations of certain financial institutions due to liquidity concerns, which caused general heightened uncertainties in financial markets. While these events have not had a material direct impact on the Company’s operations, if further liquidity and financial stability concerns arise with respect to banks and financial institutions, either nationally or in specific regions, the Company’s ability to access cash or enter into new financing arrangements may be threatened, which could have a material adverse effect on its business, financial condition and results of operations.

3.	Significant Accounting Policies (continued)

Fair value measurement of assets and liabilities

We determine the fair values of our financial instruments based on the fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value assumes that the transaction to sell the asset or transfer the liability occurs in the principal or most advantageous market for the asset or liability and establishes that the fair value of an asset or liability shall be determined based on the assumptions that market participants would use in pricing the asset or liability. The classification of a financial asset or liability within the hierarchy is based upon the lowest level input that is significant to the fair value measurement. The fair value hierarchy prioritizes the inputs into three levels that may be used to measure fair value:

Level 1 - Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument.

Level 3 - Inputs are unobservable inputs based on our assumptions.

The Company’s financial instruments include cash, accounts payable, the carrying value of the operating lease liabilities and notes payable. The carrying amounts of cash and accounts payable approximate their fair value, due to the short-term nature of these items. The carrying amounts of notes payable and operating lease liabilities approximate their fair values since they bear interest at rates which approximate market rates for similar debt instruments.

Prepaid and other assets

Prepaid and other assets consist of prepayments of certain expenses and a security deposit paid in connection with a lease agreement.

Leases

The Company determines whether an arrangement contains a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, current portion of operating lease liabilities, and operating lease liabilities, net of current portion on our balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent an obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. As the Company’s leases do not provide an implicit rate, an incremental borrowing rate is used based on the information available at the commencement date in determining the present value of lease payments. The Company does not include options to extend or terminate the lease term in its calculation unless it is reasonably certain that the Company will exercise any such options. Rent expense is recognized under the operating leases on a straight-line basis. The Company does not recognize right-of-use assets or lease liabilities for short-term leases, which have a lease term of 12 months or less at inception, and instead will recognize lease payments as expense on a straight-line basis over the lease term.

Research and Development

Research and development expenses consist primarily of costs associated with the preclinical and/or clinical trials of drug candidates, compensation and other expenses for research and development, personnel, supplies and development materials, costs for consultants and related contract research and facility costs.

Income Taxes

The Company uses the asset and liability method of accounting for deferred income taxes. Deferred income taxes are measured by applying enacted statutory rates to net operating loss carryforwards and to the differences between the financial reporting and tax bases of assets and liabilities. Deferred tax assets are reduced, by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company decided to apply a full valuation allowance against its deferred tax assets due to the continuing losses.

3.	Significant Accounting Policies (continued)

The Company recognizes uncertainty in income taxes in the financial statements using a recognition threshold and measurement attribute of a tax position taken or expected to be taken in a tax return. The Company applies the “more-likely-than-not” recognition threshold to all tax positions, commencing at the adoption date of the applicable accounting guidance, which resulted in no unrecognized tax benefits as of such date. Additionally, there have been no unrecognized tax benefits subsequent to adoption. The Company has opted to classify interest and penalties that would accrue, if any, according to the provisions of relevant tax law as general and administrative expenses, in the Statements of Operations and Comprehensive Loss. For the years ended June 30, 2024 and 2023, there was no such interest or penalty.

Net Loss per Common Share

Basic net loss per common share is computed by dividing the net loss attributable to Common Stockholders by the weighted average number of shares of Common Stock outstanding during the period. Diluted net loss per common share is computed by dividing the net loss attributable to Common Stockholders by the weighted average number of shares of Common Stock outstanding and potentially outstanding shares of Common Stock during the period to reflect the potential dilution that could occur from common shares issuable through stock options, warrants, and convertible debentures. For the years ended June 30, 2024 and 2023, such amounts were excluded from the diluted loss since their effect was considered anti-dilutive due to the net loss for the periods presented.

The table below shows the potential shares of common stock, presented based on amounts outstanding at each year end, that were excluded from the computation of diluted net loss per share attributable to common stockholders because including them would have had an anti-dilutive effect:

	June 30, 2024	June 30, 2023
	Number of Shares	Number of Shares
Stock Options	518,076	395,286
Warrants	1,932,029	777,029
Restricted Stock Units	40,291	59,646
Notes payable conversion option	71,633	71,633
Total	2,562,029	1,303,594

Stock-based Compensation

The Company has accounted for stock-based compensation under the provisions of Accounting Standards Codification (“ASC”) Topic 718 – “Stock Compensation” (“ASC 718”) which requires the use of the fair-value based method to determine compensation for all arrangements under which employees and others receive shares of stock or equity instruments (stock options and Common Stock purchase warrants). For employees and non-employees awards, the fair value of each stock option award is estimated on the date of grant using the Black-Scholes valuation model that uses assumptions for expected volatility, expected dividends, expected term, and the risk-free interest rate. For non-employees, the Company utilizes the graded vesting attribution method under which the entity treats each separately vesting portion (tranche) as a separate award and recognizes compensation cost for each tranche over its separate vesting schedule. Expected volatilities are based on historical volatility of peer companies and other factors estimated over the expected term of the stock options. For employee and non-employee awards, the expected term of options granted is derived using the “simplified method” which computes expected term as the average of the sum of the vesting term plus the contract term. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for the period of the expected term. The Company recognizes forfeitures as they occur.

Goodwill

Goodwill is recorded when the purchase price paid for an acquisition exceeds the fair value of the net identified tangible and intangible assets acquired. The Company performs an annual impairment test of goodwill and further periodic tests to the extent indicators of impairment develop between annual impairment tests. The Company’s impairment review process compares the fair value of the reporting unit to its carrying value, including the goodwill related to the reporting unit. To determine the fair value of the reporting unit, the Company may use various approaches including an asset or cost approach, market approach or income approach or any combination thereof. These approaches may require the Company to make certain estimates and assumptions including future cash flows, revenue and expenses. These estimates and assumptions are reviewed each time the Company tests goodwill for impairment and are typically developed as part of the Company’s routine business planning and forecasting process. While the Company believes its estimates and assumptions are reasonable, variations from those estimates could produce materially different results. The Company did not recognize any goodwill impairments for the years ended June 30, 2024 and 2023.

3.	Significant Accounting Policies (continued)

Impairment of Long-Lived Assets

Long-lived assets, including intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset.

If the carrying amount of an asset exceeds its undiscounted estimated future cash flows, an impairment review is performed. An impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Generally, fair value is determined using valuation techniques such as expected discounted cash flows or appraisals, as appropriate. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated or amortized. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheets. The Company did not recognize any long-lived asset impairments for the years ended June 30, 2024 and 2023.

Reverse stock split up

The company effected a 1:10 reverse split of the issued and outstanding shares of its Class A commons stock which was approved by the board of director after the approval obtained from shareholders at a special meeting on July 29, 2024 which became effective on Nasdaq on August 6, 2024, 5 trading days after the shareholders’ approval was obtained. All historical share and earnings per share amounts have been retroactively adjusted to reflect the split.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all Accounting Standards Updates (“ASU’s”). There were no recent ASU’s that are expected to have a material impact on our balance sheets or statements of operations and comprehensive loss.

In June 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-13, “Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”). This amendment replaces the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses on instruments within its scope, including trade receivables. This update is intended to provide financial statement users with more decision-useful information about the expected credit losses. The Company adopted ASU 2016-13 effective July 1, 2023 and the adoption had an insignificant impact on the accompanying financial statements.

In November 2023, the FASB issued Accounting Standards Update (ASU) 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures," to enhance disclosures for significant segment expenses for all public entities required to report segment information in accordance with ASC 280. The standard did not change the definition of a segment, the method for determining segments or the criteria for aggregating operating segments into reportable segments. The amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Retrospective adoption is required for all prior periods presented in the financial statements. The adoption is not expected to have a material impact to our financial statements or disclosures.

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements in Income Tax Disclosures" to enhance the transparency and decision usefulness of income tax disclosures. This amendment requires public companies to disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. Additionally, under the amendment entities are required to disclose the amount of income taxes paid disaggregated by federal, state and foreign taxes, as well as disaggregated by material individual jurisdictions. Finally, the amendment requires entities to disclose income from continuing operations before income tax expense disaggregated between domestic and foreign and income tax expense from continuing operations disaggregated by federal, state and foreign. The new rules are effective for annual periods beginning after December 15, 2024. We will adopt this standard on a prospective basis as allowed by the standard. The adoption of this standard is not expected to have a material impact on our financial statements.

4. Investments in U.S. Treasury Bills available-for-sale

The following is a summary of the U.S. Treasury Bills held at June 30, 2023:

	Amortized Cost Basis	Gross Unrealized Gain	Gross Unrealized loss	Fair Value	Total Accumulated Other Comprehensive Income
U.S. Treasury Bills due in 3 - 6 months	$14,301,136	$176,591	$—	$14,477,726	$176,591

During the fiscal year ended June 30, 2023, the Company purchased a total of approximately $46 million of U.S. Treasury Bills. All outstanding investments in U.S. Treasury Bills available-for-sale held at June 30, 2023 matured during the three months ended September 30, 2023 and were settled, resulting in a realized gain of $223,865 recorded as a component of interest income on the accompanying statement of operations and comprehensive loss.

5.	Intangible Assets

The Company’s intangible assets consist of intellectual property acquired from LAT Pharma, Inc. and are amortized over their estimated useful lives. The following is a summary of the intangible assets as of June 30, 2024 and 2023:

	June 30, 2024	June 30, 2023

Intellectual Property	$2,293,770	$2,293,770
Less: Accumulated Amortization	(1,886,052)	(1,656,675)
Intellectual Property, Net	$407,718	$637,095

Amortization expense amounted to $229,377 for each of the years ended June 30, 2024 and 2023, respectively. The Company amortizes intellectual property over the expected original useful lives of 10 years.

Estimated future amortization expense is as follows:

Year ending June 30,
2025	$229,377
2026	178,341
$407,718

6.	Related Party Transactions

Equity Transactions with Acuitas

On July 15, 2022, the Company entered into a securities purchase agreement with Acuitas Group Holdings, LLC (“Acuitas”), the Company’s largest stockholder, pursuant to which Acuitas agreed to purchase from the Company, in a private placement, (i) an aggregate of 363,636 shares of the Company’s Common Stock, at a price of $16.50 per share (the “PIPE Shares”), and (ii) a warrant to purchase 727,273 shares of Common Stock (“PIPE Warrant Shares”), at an exercise price of $18.20, with a term of exercise of five years. The down round feature reduced the exercise price of the PIPE Warrant Shares to $10.00 per share on March 6, 2024 in connection with the offering further described in Note 9 as the Company sold stock at a price lower than its initial exercise price. The Company calculated the difference in fair value of the PIPE Warrant Shares between the stated exercise price and the reduced exercise price and recorded $886,423 as a deemed dividend. The fair value of the PIPE Warrant Shares were estimated using the Black Scholes Method with the following inputs, the stock price of $10.65, exercise price of $18.20 and $10.00, remaining term of 3.5 years, risk free rate of 4.4% and volatility of 95.0%.

On August 15, 2022, the Company received net proceeds of approximately $5.9 million, net of costs of approximately $94,000, and entered into an amended and restated registration agreement with Acuitas, which amended and restated that certain registration rights agreement, dated as of June 10, 2021, by and between the Company and Acuitas (the “Existing Registration Rights Agreement”), to amend the definition of “Registrable Securities” in the Existing Registration Rights Agreement to include the PIPE Shares and the PIPE Warrant Shares as Registrable Securities thereunder.

7.	Notes Payable

On November 30, 2021 (the “Closing Date”), the Company entered into a Loan and Security Agreement and the Supplement to the Loan and Security Agreement and Promissory Notes (together, the “Loan Agreement”) with Avenue Venture Opportunities Fund, L.P. (“AVOPI”) and Avenue Venture Opportunities Fund II, L.P. (“AVOPII,” and together with AVOPI, “Avenue”) for growth capital loans in an aggregate commitment amount of up to $20 million (the “Loan”). On the Closing Date, $15 million of the Loan was funded (“Tranche 1”). The Loan provided for an additional $5 million to be available to the Company on or prior to September 15, 2022, subject to the Company’s achievement of certain milestones with respect to certain of its ongoing clinical trials, which were not achieved. The Loan bears interest at an annual rate equal to the greater of (a) the sum of 7.00% plus the prime rate as reported in The Wall Street Journal and (b) 10.75%. The prime rate at June 30, 2024 was 8.50%. The Loan is secured by a lien upon and security interest in all of the Company’s assets, including intellectual property, subject to agreed exceptions. The maturity date of the Loan is December 1, 2024.

The Loan Agreement required monthly interest-only payments during the first eighteen months of the term of the Loan. Following the interest-only period, on July 1, 2023, the Company pays equal monthly payments of principal, plus accrued interest, until the Loan’s maturity date when all remaining principal and accrued interest is due. If the Company prepays the Loan, it will be required to pay (a) a prepayment fee in an amount equal to 3.0% of the principal amount of the Loan that is prepaid during the interest-only period; and (b) a prepayment fee in an amount equal to 1.0% of the principal amount of the Loan that is prepaid after the interest-only period. At the Loan’s maturity date, or on the date of the prepayment of the Loan, the Company will be obligated to pay a final payment equal to 4.25% of the Loan commitment amount, the sum of Tranche 1 and Tranche 2, which amounts to $850,000 (the “Loan Premium”).

The Loan Agreement includes a conversion option to convert up to $5.0 million of the principal amount of the Loan outstanding at the option of Avenue, into shares of the Company’s Common Stock at a conversion price of $69.80 per share (the “Conversion Option”).

On the Closing Date, the Company issued to Avenue warrants to purchase 36,101 shares of Common Stock of the Company (the “Avenue Warrants”) at an exercise price per share equal to $58.20. The Avenue Warrants are exercisable until November 30, 2026.

The amount of the carrying value of the notes payable was determined by allocating portions of the outstanding principal of the notes, approximately $1.4 million, to the fair value of the Avenue Warrants, and approximately $2.2 million to the fair value of the embedded Conversion Option. Accordingly, the total amount of unearned discount of approximately $3.6 million, the total direct financing cost of approximately $390,000 and the Loan Premium of $850,000 are being amortized using the effective interest method over the term of the Loan. The adjusted effective interest rate is 27%.

Total interest expense for the year ended June 30, 2024 was approximately $2.9 million on the accompanying statement of operations and comprehensive loss. Interest expense was comprised of interest incurred on the outstanding principal of the loan of approximately $1.5 million, amortization of financing costs of approximately $109,000, amortization of the unearned discount of $1.0 million, and the accretion of the Loan Premium of approximately $237,000.

Total interest expense for the year ended June 30, 2023 was approximately $4.3 million on the accompanying statement of operations and comprehensive loss. Interest expense was comprised of interest incurred on the outstanding principal of the loan of approximately $2.1 million, amortization of financing costs of approximately $170,000, amortization of the unearned discount of $1.6 million, and the accretion of the Loan Premium of approximately $422,000.

As of June 30, 2024, the remaining principal balance of $5.0 million under the Loan is payable in 6 monthly equal installments. For the year ended June 30, 2024, the Company paid back $10 million, of the original loan of $15 million.

7.	Notes Payable (continued)

The following is a summary of the Notes Payable as of June 30, 2024 and 2023:

Current portion of Notes Payable

	June 30, 2024	June 30, 2023

Current portion of Notes Payable	$5,000,000	$10,000,000
Less: debt financing costs	(11,820)	(108,751)
Less: unearned discount	(111,212)	(1,023,145)
Plus: accretion of Loan Premium	824,242	236,970
Current portion of Notes Payable, net of financing costs, unearned premium and discount	$5,701,210	$9,105,074

Non-current portion of Notes Payable

	June 30, 2024	June 30, 2023

Notes Payable	$-	$5,000,000
Less: debt financing costs	-	(11,820)
Less: unearned discount	-	(111,212)
Plus: accretion of Loan Premium	-	350,302
Notes Payable, net of the current portion financing costs, unearned premium and discount	$-	$5,227,270

Estimated future amortization expense and accretion of Loan Premium is as follows:

	Unearned Discount	Debt Financing Costs	Loan Premium

Year ending June 30,
2025	$111,212	$11,820	$25,758
Total	$111,212	$11,820	$25,758

8.	Fair Value Measurements

At June 30, 2024 and 2023, the estimated fair value of derivative liabilities measured on a recurring basis are as follows:

	Fair Value Measurements at
	June 30, 2024
	Level 1	Level 2	Level 3	Total

Derivative liability - Warrants	$-	$-	$3,771	$3,771
Derivative liability - Conversion Option	-	-	-	-
Total derivative liabilities	$-	$-	$3,771	$3,771

	Fair Value Measurements at
	June 30, 2023
	Level 1	Level 2	Level 3	Total

Derivative liability - Warrants	$-	$-	$894,280	$894,280
Derivative liability - Conversion option	-	-	925,762	925,762
Total derivative liabilities	$-	$-	$1,820,042	$1,820,042

The following table presents the activity for level 3 liabilities measured at fair value using unobservable inputs for the years ended June 30, 2024 and 2023:

	Derivative liability - Warrants	Derivative liability - Conversion Option
Balance at June 30, 2022	$194,531	$188,030
Additions to level 3 liabilities	-	-
Change in in fair value of level 3 liabilities	699,749	737,732
Transfer in and/or out of level 3	-	-
Balance at June 30, 2023	$894,280	$925,762
Additions to level 3 liabilities	-	-
Change in in fair value of level 3 liabilities	(890,509)	(925,762)
Transfer in and/or out of level 3	-	-
Balance at June 30, 2024	$3,771	$-

The fair values of derivative liabilities for the Avenue Warrants and Conversion Option at June 30, 2024 in the accompanying balance sheet, were approximately $3,800 and approximately zero, respectively. The total change in the fair value of the derivative liabilities totaled approximately $(1.8) million and $1.4 million for the years ended June 30, 2024, and 2023, respectively; and accordingly, was recorded in the accompanying statements of operations and comprehensive loss. The assumptions used in the Black Scholes model to value the derivative liabilities at June 30, 2024 included the closing stock price of $4.00 per share; for the Avenue Warrants, the exercise price of $58.20, remaining term 2.4 year, risk free rate of 4.6% and volatility of 82.0%; and for the Conversion Option, the conversion price of $69.80; remaining term of 5 months, risk free rate of 5.38% and volatility of 91.0%.

Derivative liability – Avenue Warrants

The Avenue Warrants were not considered to be indexed to the Company’s own stock, and accordingly, were recorded as a derivative liability at fair value in the accompanying balance sheets at June 30, 2024 and 2023.

The Black Scholes model was used to calculate the fair value of the warrant derivative to bifurcate the warrant derivative amount from the Avenue Loan amount funded. The Avenue Warrants are recorded at their fair values at the date of issuance and remeasured at each subsequent reporting period end date.

8.	Fair Value Measurements (continued)

Embedded derivative liability – Conversion Option

The Conversion Option is accounted for as an embedded derivative liability and required bifurcation from the Loan amount. The Black Scholes model was used to calculate the fair value of the Conversion Option to bifurcate it from the Loan.

Financial assets

As of June 30, 2024, investments in U.S. Treasury Bills were valued through use of quoted prices and are classified as Level 1. The following table presents information about our assets that are measured at fair value on a recurring basis using the above input categories.

	Fair Value Measurements at
	June 30, 2024
	Level 1	Level 2	Level 3	Total

Cash	$12,763,941	$-	$-	$12,763,941
U.S. Treasury Bills due in 3 months or less at purchase	11,079,857	-	-	11,079,857

Total	$23,843,798	$-	$-	$23,843,798

	Fair Value Measurements at
	June 30, 2023
	Level 1	Level 2	Level 3	Total

Cash	$6,304,543	$-	$-	$6,304,543
U.S. Treasury Bills due in 3 months or less at purchase	13,156,340	-	-	13,156,340
U.S. Treasury Bills due in 3 - 6 months at purchase	14,477,726	-	-	14,477,726

Total	$33,938,609	$-	$-	$33,938,609

9.	Equity Transactions

Issuance of common stock for cash

On August 31, 2022, the Company entered into a Controlled Equity Offering Sales Agreement (the “Sales Agreement”) with Cantor Fitzgerald & Co. and B. Riley Securities, Inc. (collectively, the “Agents”), pursuant to which the Company may issue and sell from time-to-time shares of the Company’s common stock through the Agents, subject to the terms and conditions of the Sales Agreement. On April 6, 2023, the Company and B. Riley Securities, Inc. mutually agreed to terminate B. Riley Securities, Inc.’s role as a sales agent under the Sales Agreement. During the year ended June 30, 2024, the Company sold 333,749 shares of common stock under the Sales Agreement for total net proceeds of approximately $9.3 million after deducting 3% commissions and expenses of approximately $377,000. During the year ended June 30, 2023, the Company sold 753,925 shares of common stock under the Sales Agreement for total net proceeds of approximately $49.5 million after 3% commissions and expenses of approximately $2.0 million.

On March 6, 2024, the Company closed a best efforts public offering (the “Offering”) of 1,500,000 shares (the “Shares”) of its common stock, par value $0.001 per share (the “Common Stock”), pre-funded warrants (the “Pre-funded Warrants”) to purchase 600,000 shares of Common Stock, and warrants to purchase up to 1,050,000 shares of Common Stock (the “Common Warrants”) at a combined public offering price of $10.00 per Share, or Pre-funded Warrant, and the associated Common Warrant. The Common Warrants have an exercise price of $15.00 per share and are immediately exercisable upon issuance for a period of five years following the date of issuance. The gross proceeds to the Company from the Offering were approximately $21.0 million, before deducting placement agent fees and offering expenses of approximately $2.5 million, resulting in net proceeds of approximately $18.5 million. Additionally, upon closing the Company issued the placement agent warrants (“Placement Agent’s warrants”) to purchase 105,000 shares of Common Stock exercisable at a per share price of $12.50, which was equal to 125% of the public offering price per share. The Placement Agent’s Warrants are exercisable during a five-year period commencing 180 days from March 6, 2024. The Pre-Funded Warrants were exercised shortly after issuance and the 600,000 shares of Common Stock were issued during the year ended June 30, 2024.

9.	Equity Transactions (continued)

Issuance of common stock for services

On April 6, 2023, the Company awarded 5,000 shares of Common Stock to a vendor as part of their fees in exchange for services. The fair value of the Common Stock at the date of issuance was $74.50 per share. The stock-based compensation expense related to this Common Stock issuance was $372,500.

On May 10, 2024, the Company awarded 15,000 shares of Common Stock to a vendor as part of their fees in exchange for services. The fair value of the Common Stock at the date of issuance was $4.86 per share. The stock-based compensation expense related to this Common Stock issuance was $72,900.

Stock Options

The following table summarizes the activity relating to the Company’s stock options for the years ended June 30, 2024 and 2023:

	Options	Weighted-Average Exercise Price	Weighted Remaining Average Contractual Term	Aggregate Intrinsic Value
Outstanding at June 30, 2022	339,876	$74.20	5.5	$-
Granted	71,467	59.00	8.6	38,610
Options Expired	(1,000)	286.90	-	-
Options Canceled	(4,967)	77.40
Options Exercised	(10,090)	81.20	-	-
Outstanding at June 30, 2023	395,286	71.00	6.3	1,067,966
Granted	155,242	11.70	9.8	-
Options Expired	(640)	46.09	-	-
Options Canceled	(31,812)	57.19	-	-
Outstanding at June 30, 2024	518,076	$54.11	6.1	$-
Exercisable at June 30, 2024	296,934	$66.65	4.9	$-

The fair value of each option grant on the date of grant is estimated using the Black-Scholes model. The following weighted-average assumptions were utilized for the years ended:

	June 30, 2024	June 30, 2023
Expected life of options (in years)	6	6
Expected volatility	86.28%	81.65%
Risk free interest rate	4.40%	3.82%
Dividend Yield	0%	0%

The Company recorded stock based compensation expense relating to the vesting of stock options of approximately $2.8 million and $4.2 million for the years ended June 30, 2024 and 2023, respectively.

Issuance and modification of restricted stock units and options:

On June 21, 2022, the Company awarded 12,452 restricted stock units (“RSUs”) to the President and CEO under the Company’s 2019 Omnibus Plan. Each RSU awarded to the CEO entitles him to receive one share of Common Stock upon vesting. The RSUs vest in three equal annual installments beginning on the first anniversary grant date. 4,151 and 4,151 RSUs vested in June 2023 and 2024, respectively.

On November 23, 2022, the Company awarded 38,198 RSUs to certain employees and a consultant, with a grant date fair value of $61.20 per share. 25% of these RSUs vested on the grant date and the remaining RSUs vest in three equal installments over three years beginning on the first anniversary of the grant date. During the year ended June 30, 2023, 9,550 of these RSUs vested, of which 2,288 shares were withheld in Treasury stock in exchange for payment of withholding tax on behalf of the employees.

9.	Equity Transactions (continued)

On November 23, 2022, the Company issued equity awards for the board of directors’ annual compensation. Four directors received 15,564 RSUs with a grant date fair value of $61.20 per share. In addition, three directors received stock options to purchase 19,500 shares of common stock at an exercise price of $61.20 per share with a grant date fair value of $40.60 per share. The equity awards vest quarterly on February 23, 2023, May 23, 2023, August 23, 2023 and earlier of November 23, 2023 or the next annual shareholders’ meeting. During the year ended June 30, 2024, 7,746 of these RSUs vested. These RSUs and options contain certain contractual vesting terms where the vesting can be accelerated outside the Company’s control and as a result, for accounting purposes, are assumed to have been fully vested on the grant date, and accordingly, the Company recognized the total compensation cost of $1,744,192 on November 23, 2022.

On November 9, 2023, the Company issued equity awards for the board of directors’ annual compensation. Four directors received 18,270 RSUs with a grant date fair value of $30.10 per share. In addition, two directors received stock options to purchase 18,325 shares of common stock at an exercise price of $30.10 per share with a grant date fair value of $18.30 per share. The equity awards vest quarterly on February 9, 2024, May 9, 2024, August 9, 2024 and earlier of November 9, 2024 or the next annual shareholders’ meeting. During the year ended June 30, 2024, 4,568 of these RSUs vested.

In December 2023, the Company terminated five employees and as part of their severance agreement modified their equity awards that had been granted pursuant to the 2019 Omnibus Plan. The modifications included the acceleration of certain stock option awards to purchase a total of 5,623 shares of common stock (“Accelerated Options”), effective on the December Separation Date, as defined in severance agreement (“Separation Date”), and extended the expiration date for one year from the Separation Date for both the Accelerated Options and any vested and unexercised stock options held by the terminated employees as of the Separation Date. Accordingly, the Company remeasured the Accelerated Options based on the stock price of $15.40 per share at the close on the Separation Date and a one-year extension of the term. The net adjustment for the modification was a net credit of $127,199 and was recognized as an adjustment to stock compensation expense during the year ended June 30, 2024.

Additionally, 1,030 vesting RSUs were accelerated as of the Separation date. The modified RSUs were remeasured based on the stock price of $15.40 per share at close on the Separation Date and $15,865, was recorded to additional in stock-based compensation for the year ended June 30, 2024 as a result of the modification.

In connection with the separation, the Company canceled 18,396 unvested stock options and 1,030 unvested RSUs. Additionally, the Company canceled an additional 13,416 unvested stock options for employees that voluntarily left the company.

In June 2023, the Company issued 14,950 RSUs with a grant date fair value of $41.10 per share to the President and CEO under the Company’s 2019 Omnibus Plan. The RSUs vest in three equal annual installments beginning on the first anniversary grant date. 4,983 RSUs vested in June 2024.

In June 2024, the Company issued 85,800 RSUs to employees, with a grant date fair value of $4.74 per share. The RSUs vested on the grant date. The Company delivered the vested portion of the RSU’s and issued 85,800 shares of Common Stock, of which 21,450 shares were withheld in Treasury stock in exchange for payment of withholding tax on behalf of the employees.

The following table summarizes vesting of restricted stock units:

	Number of Shares	Weighted Average Grant Date Fair Value Per Share
Unvested at June 30, 2022	12,452	$16.90
Granted	68,711	58.87
Vested	(21,518)	52.70
Unvested at June 30, 2023	59,646	$52.40
Issued	104,070	9.16
Vested	(122,395)	16.94
Canceled	(1,030)	61.20
Unvested at June 30, 2024	40,291	$44.59

9.	Equity Transactions (continued)

The total stock-based compensation expense from restricted stock units for the year ended June 30, 2024 and 2023 was approximately $1.8 million and $1.8 million, respectively.

Issuance of Common Stock through exercise of Stock Options and Warrants

In December 2022, the Company issued 2,209 shares of Common Stock pursuant to a cashless exercise of stock options to purchase 9,930 shares at an average exercise price of $76.40.

In November 2022, the Company issued 80 shares of Common Stock pursuant to a cash exercise of stock options to purchase 80 shares at an average exercise price of $28.00 per share.

In October 2022, the Company issued 359 shares of Common Stock pursuant to a cashless exercise of warrants to purchase 800 shares at an average exercise price of $22.50.

In May 2023, the Company issued 48 shares of Common Stock pursuant to a cashless exercise of stock options to purchase 80 shares at an average exercise price of $31.30.

Issuance of Stock Options under the 2019 Omnibus Plan.

Pursuant to a former employee’s Separation Agreement, dated April 11, 2022, the Company modified their stock option award granted on August 20, 2021, pursuant to the 2019 Omnibus Plan (“2021 Options Grant”). Pursuant to the terms of the Separation Agreement, effective July 8, 2022 (the “Separation Date”), the Company accelerated the vesting of options scheduled to vest on the first and second anniversary of the grant date as deemed vested (“Accelerated Options”) and after giving effect to the Accelerated Options, extended the exercise period of the total vested outstanding and unexercised options (totaling 7,450 options) to one year following the Separation Date. The unvested portion of the 2021 Option Grant (totaling 4,967 options) was canceled. The modification was remeasured as of July 8, 2022, and the incremental difference in fair value resulted in a net credit to stock based compensation expense of $181,154, due to the original exercise price of $77.40 being greater than the stock price of $18.00 on the remeasurement date, and accordingly was recognized on July 8, 2022.

On June 7, 2023, the Company granted stock options to purchase 14,800 shares of Common Stock to certain employees. 20% of the shares underlying the options awarded vested on the grant date, and the remaining 80% will vest in four equal annual installments beginning, on the first grant date anniversary. The exercise price of the options is $57.80 per share, the grant date fair value and the options terminate on the earlier of the tenth grant date anniversary or the date of which the options are fully exercised.

During the fiscal year ended June 30, 2023, the Company granted stock options to purchase a total of 28,617 shares of Common Stock in connection with compensation packages of three new employees. The exercise prices were set at the grant date fair value with vesting terms over a five year period and the options terminate on the earlier of tenth grant date anniversary or the date of which the options are fully exercised.

On October 3, 2023, the Company granted stock options to purchase 21,117 shares of Common Stock to new hire employees. 20% of the shares underlying the options awarded vest on the one-year anniversary of the grant date, and the remaining 80% will vest in equal monthly installments over 48 months each month thereafter. The exercise price of the options is $34.10, the grant date fair value, and the options terminate on the earlier of the tenth grant date anniversary or the date of which the options are fully exercised.

In June 2024, the Company granted stock options to purchase 115,800 shares of Common Stock to employees. 33% of the shares underlying the options awarded vest on the grant date, and the remaining 67% will vest over 2 years on first and second anniversary of the grant date. The exercise price of the options is $4.70, the grant date fair value, and the options terminate on the earlier of the tenth grant date anniversary or the date of which the options are fully exercised.

9.	Equity Transactions (continued)

Stock Warrants

The following table summarizes the warrants activity during the years ended June 30, 2024 and 2023:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Aggregate Intrinsic Value
Outstanding and exercisable at June 30, 2022	51,037	$61.70	3.8	$-
Granted	727,273	18.20	5.0	-
Expired	(482)	750.00	-	-
Exercised	(800)	22.50	-	-
Outstanding and exercisable at June 30, 2023	777,029	20.60	4.0	18,318,954
Granted	1,755,000	13.14	5.0	-
Exercised	(600,000)	10.00	-	-
Outstanding and exercisable at June 30, 2024	1,932,029	$14.03	4.0	$-

Of the above warrants outstanding at June 30, 2024, 10,138 expire in the fiscal year ending June 30, 2025, 3,518 expire in the fiscal year ending June 30, 2026, 763,373 expire in the fiscal year ending June 30, 2027 and 1,155,000 expire in the fiscal year ending June 30, 2029.

10.	Leases

Office Leases

The Company pays an annual rent of $2,200 for its headquarters at 680 W Nye Lane, Suite 201, Carson City Nevada 89703. The rental agreement was for a one-year term, commenced on October 1, 2022 and has been subsequently renewed for another year at the same rate.

The Company’s San Diego office lease at 5090 Shoreham Place Suite 212, San Diego, CA 92122 which commenced on March 1, 2022, was for a term of 38 months with a base monthly rate of $4,300, and annual increases of three percent. In February 2024, the Company amended the lease agreement which allowed the Company to vacate the then current space and move to a larger space at Suite 206. The current monthly base rate for the new office space is $9,685, with an annual increase of four percent. The term for the new office lease is 60 months and commenced on February 12, 2024. The lease that was in place for the 5090 Shoreham Place Suite 212 office was effectively extinguished upon the commencement of the new office space lease on February 12, 2024, resulting in the write off of the corresponding remaining right-of-use asset and operating lease liability of $56,909 and $62,124, respectively, and a gain to selling, general and administrative expenses of $5,215 for the year ended June 30, 2024.

Total operating lease expense for the years ended June 30, 2024 and 2023 of approximately $78,000 and $52,000, respectively were included in the accompanying statements of operations and comprehensive loss as a component of selling, general and administrative expenses.

The right-of-use asset, net and current and non-current portion of the operating lease liabilities included in the accompanying balance sheets are as follows:

10.	Leases (continued)

	June 30, 2024	June 30, 2023
Assets
Operating lease, right-of-use asset, net	$406,726	$80,789

Liabilities
Current portion of operating lease liability	$60,343	$44,909
Operating lease liability, net of current portion	349,894	42,505
Total operating lease liability	$410,237	$87,414

At June 30, 2024, the future estimated minimum lease payments under non-cancelable operating leases are as follows:

Year ending June 30,
2025	$117,915
2026	122,042
2027	126,313
2028	130,734
2029	77,796
Total minimum lease payments	574,800
Less amount representing interest	(164,563)
Present value of future minimum lease payments	410,237
Less current portion of operating lease liability	(60,343)
Operating lease liability, net of current portion	$349,894

Total cash paid for amounts included in the measurement of lease liabilities were $83,910 and $50,600 for the years ended June 30, 2024 and 2023, respectively.

The weighted average remaining lease term and discount rate as of June 30, 2024 and 2023 were as follows:

	June 30, 2024	June 30, 2023

Weighted average remaining lease term (Years)
Operating lease	4.6	1.8
Weighted average discount rate
Operating lease	15.00%	10.75%

11.	Commitments and Contingencies

Royalty Agreements

Pursuant to the Agreement and Plan of Merger entered into on April 11, 2016, by and between our predecessor entities, LAT Pharma and NanoAntibiotics, Inc., the Company is obligated to pay a low single digit royalty on net sales of BIV201 (continuous infusion terlipressin) to be shared by the members of LAT Pharma Members, PharmaIn Corporation, and The Barrett Edge, Inc.

Pursuant to the Technology Transfer Agreement entered into on July 25, 2016, by and between the Company and the University of Padova (Italy), the Company is obligated to pay a low single digit royalty on net sales of all terlipressin products covered by US patent no. 9,655,645 and any future foreign issuances, capped at a maximum of $200,000 per year.

Shareholder class action complaint

On January 19, 2024, a purported shareholder class action complaint, captioned Eric Olmstead v. BioVie Inc. et al., No. 3:24-cv-00035, was filed in the U.S. District Court for the District of Nevada, naming the Company and certain of its officers as defendants. On February 22, 2024, a second, related putative securities class action was filed in the same court asserting similar claims against the same defendants, captioned Way v. BioVie Inc. et al., No. 2:24-cv-00361. On April 15, 2024, the court consolidated these two actions under the caption In re BioVie Inc. Securities Litigation, No. 3:24-cv-00035, appointed the lead plaintiff, and approved selection of the lead counsel. On June 21, 2024, the lead plaintiff filed an amended complaint, alleging that the defendants made material misrepresentations and/or omissions of material fact relating to the Company’s business, operations, compliance, and prospects, including information related to the NM101 Phase 3 study and trial of bezisterim (NE3107) in mild to moderate probable AD, in violation of Sections 10(b) and 20(a) of the  Exchange Act, and Rule 10b-5 promulgated thereunder. The class action is on behalf of purchasers of the Company’s securities during the period from December 7, 2022 through November 28, 2023 and seeks unspecified monetary damages on behalf of the putative class and an award of costs and expenses, including attorney’s fees. The defendants filed a motion to dismiss the amended complaint on August 21, 2024.

The Company believes the lawsuit is without merit and intends to defend the case vigorously. At this early stage of the proceedings, the Company is unable to make any prediction regarding the outcome of the litigation. No adjustment or accruals have been reflected in the accompanying financial statements.

12.	Employee Benefit Plan

On August 1, 2021, the Company began sponsoring an employee benefit plan subject to Section 401(K) of the Internal Revenue Service Code (the “401K Plan”) pursuant to which, all employees meeting eligibility requirements are able to participate.

Subject to certain limitations in the Internal Revenue Code, eligible employees are permitted to make contributions to the 401K Plan on a pre-tax salary reduction basis and the Company will match 5% of the first 5% of an employee’s contributions to the 401K Plan. The Company made contributions into the plan of approximately $153,200 and $171,900, for the years ended June 30, 2024 and 2023, respectively.

13.	Income Taxes

Significant components of the Company’s deferred tax assets (liabilities) are as follows:

	June 30, 2024	June 30, 2023
Deferred tax assets (liabilities):
Tax loss carryforward	$51,429,074	$48,080,664
Intangible assets	(114,161)	(189,854)
Stock based compensation	5,860,272	4,575,852
R&D capitalized	12,467,969	8,171,276
Valuation Allowance	(69,643,154)	(60,637,938)
Net deferred tax assets	$-	$-

At June 30, 2024 and 2023, the Company has recorded a full valuation against its net deferred tax assets of approximately $69.6 million and $60.6 million, respectively, since in the judgement of management, these assets are not more than likely to be realized. The increase in the valuation allowance during the year ended June 30, 2024 was approximately $9.0 million.

At June 30, 2024, the Company had a Net Operating Loss (“NOL”) carryforward of approximately $184 million. NOL’s generated prior to 2018 have expiration dates ranging from 2032 to 2037.

The Company has no current tax expense due to its net losses and a full valuation allowance.

Reconciliation of the differences between income tax benefit computed at the federal and state statutory tax rates and the provision for income tax benefit for the years ended June 30, 2024 and 2023 is as follows:

	2024	2023

Income tax expense at federal statutory rate	21%	21%
State taxes, net of federal benefit	7%	7%
Change in valuation allowance	(28)%	(28)%
Effective tax rate	-	-

14.	Subsequent Events

On September 25, 2024, the Company closed a best efforts public offering (the “September 2024 Offering”) of 1,360,800 shares of its common stock, par value $0.0001 per share, pre-funded warrants (the “September Pre-funded Warrants”) to purchase 600,000 shares of Common Stock, and warrants to purchase up to 1,960,800 shares of Common Stock (the “September Common Warrants”) at a combined public offering price of $1.53 per Share, or September Pre-funded Warrant, and the associated September Common Warrant. The September Common Warrants have an exercise price of $1.53 per share and are immediately exercisable upon issuance and will expire on the fifth anniversary date of the original issuance date. The gross proceeds to the Company from the September 2024 Offering were approximately $3.0 million, before deducting placement agent fees and offering expenses of approximately $560,000. Additionally, upon closing the Company issued the placement agent warrants (“September Placement Agent’s Warrants”) to purchase 98,040 shares of Common Stock exercisable at a per share price of $1.91, which was equal to 125% of the public offering price per share. The September Placement Agent’s Warrants are exercisable during a five-year period commencing 180 days from September 25, 2024.

BioVie Inc.

Condensed Balance Sheets

(Unaudited)

	March 31,	June 30,
	2025	2024
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$23,152,014	$23,843,798
Prepaid and other current assets	569,527	204,392
Total current assets	23,721,541	24,048,190

Operating lease right-of-use asset, net	357,278	406,726
Intangible assets, net	235,685	407,718
Goodwill	345,711	345,711

TOTAL ASSETS	$24,660,215	$25,208,345

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable and accrued expenses	$2,475,840	$3,586,912
Current portion of operating lease liability	70,713	60,343
Current portion of notes payable, net of financing cost, unearned premium and discount of $701,210 at June 30, 2024	-	5,701,210
Warrant liability	-	3,771
Total current liabilities	2,546,553	9,352,236

Operating lease liability, net of current portion	295,717	349,894
TOTAL LIABILITIES	2,842,270	9,702,130

Commitments and contingencies (Note 10)

STOCKHOLDERS' EQUITY:

Preferred stock; $0.001 par value; 10,000,000 shares authorized; 0 shares issued and outstanding	-	-
Common stock, $0.0001 par value; 800,000,000 shares authorized at March 31, 2025 and June 30, 2024; 18,545,735 shares issued of which 18,517,376 shares are outstanding at March 31, 2025; and 6,216,398 shares issued of which 6,190,072 shares outstanding at June 30, 2024	7,463	6,229
Additional paid in capital	370,465,616	349,732,674
Accumulated deficit	(348,655,105)	(334,232,661)
Treasury stock	(29)	(27)
Total stockholders' equity	21,817,945	15,506,215

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$24,660,215	$25,208,345

See accompanying notes to unaudited condensed financial statements

BioVie Inc.

Condensed Statements of Operations and Comprehensive Loss

(Unaudited)

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	March 31, 2025	March 31, 2024	March 31, 2025	March 31, 2024

OPERATING EXPENSES:
Amortization of intangible assets	$57,344	$57,344	$172,033	$172,033
Research and development expenses	1,344,991	5,700,447	8,042,379	21,046,369
Selling, general and administrative expenses	1,585,869	1,974,264	6,188,703	6,170,883
TOTAL OPERATING EXPENSES	2,988,204	7,732,055	14,403,115	27,389,285

LOSS FROM OPERATIONS	(2,988,204)	(7,732,055)	(14,403,115)	(27,389,285)

OTHER EXPENSE (INCOME):
Change in fair value of derivative liabilities	(7,290)	(109,003)	(3,771)	(1,799,339)
Interest expense	4,998	628,711	327,722	2,453,979
Interest income	(197,494)	(183,933)	(674,087)	(864,186)
TOTAL OTHER (INCOME) EXPENSE, NET	(199,786)	335,775	(350,136)	(209,546)

NET LOSS	$(2,788,418)	$(8,067,830)	$(14,052,979)	$(27,179,739)

Deemed dividend related to ratchet adjustment to warrants	-	886,423	369,465	886,423

NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(2,788,418)	$(8,954,253)	$(14,422,444)	$(28,066,162)

NET LOSS PER COMMON SHARE
- Basic	$(0.15)	$(2.00)	$(1.07)	$(7.04)
- Diluted	$(0.15)	$(2.00)	$(1.07)	$(7.04)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
- Basic	18,507,218	4,480,108	13,503,512	3,986,991
- Diluted	18,507,218	4,480,108	13,503,512	3,986,991

NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(2,788,418)	$(8,954,253)	$(14,422,444)	$(28,066,162)

Other comprehensive loss
Reclassification of unrealized gains on available-for-sale investments upon settlement	-	-	-	(176,591)
Total other comprehensive loss	-	-	-	(176,591)
Comprehensive loss	$(2,788,418)	$(8,954,253)	$(14,422,444)	$(28,242,753)

See accompanying notes to unaudited condensed financial statements

BioVie Inc.

Condensed Statements of Changes in Stockholders’ Equity

(Unaudited)

						Accumulated
			Additional			Other		Total
	Common Stock	Common Stock	Paid in	Treasury Stock	Treasury Stock	Comprehensive	Accumulated	Stockholders'
	Shares	Amount	Capital	Shares	Amount	Income	Deficit	Equity

Balance, June 30, 2023	3,645,183	$3,643	$316,385,759	(2,288)	$(2)	$176,591	$(301,225,705)	$15,340,286

Stock-based compensation - stock options	-	-	808,027	-	-	-	-	808,027

Stock-based compensation - restricted stock units	-	-	380,834	-	-	-	-	380,834

Proceeds from issuance of common stock, net of costs of $118,891	43,220	43	1,905,793	-	-	-	-	1,905,836

Issuance of common stock from vesting of - restricted stock units	3,873	4	(4)	-	-	-	-	-

Net loss	-	-	-	-	-	-	(10,710,464)	(10,710,464)

Relcassification of unrealized gains on available for sale investments upon settlement	-	-	-	-	-	(176,591)	-	(176,591)

Balance, September 30, 2023	3,692,276	3,690	319,480,409	(2,288)	(2)	-	(311,936,169)	7,547,928

Stock-based compensation - stock options	-	-	619,701	-	-	-	-	619,701

Stock-based compensation - restricted stock units	-	-	303,173	-	-	-	-	303,173

Proceeds from issuance of common stock, net of costs of $258,254	290,090	290	7,421,588	-	-	-	-	7,421,878

Issuance of common stock from vesting of - restricted stock units	4,305	4	(4)	-	-	-	-	-

Net loss	-	-	-	-	-	-	(8,401,445)	(8,401,445)

Balance, December 31, 2023	3,986,671	3,984	327,824,867	(2,288)	(2)	-	(320,337,614)	7,491,235

Stock - based compensation - stock options	-	-	690,921	-	-	-	-	690,921

Stock-based compensation - restricted stock units	-	-	336,376	-	-	-	-	336,376

Issuance of common stock from vesting of - restricted stock units	14,751	15	(12)	(2,588)	(3)	-	-	-

Proceeds from issuance of common stock, net of costs of $2,530,996	2,100,438	2,116	18,473,109	-	-	-	-	18,475,225

Deemed dividend for ratchet adjustment to warrants	-	-	886,423	-	-	-	(886,423)	-

Net loss	-	-	-	-	-	-	(8,067,830)	(8,067,830)

Balance, March 31, 2024	6,101,860	$6,115	$348,211,684	(4,876)	$(5)	$-	$(329,291,867)	$18,925,927

Balance, June 30, 2024	6,216,398	$6,229	$349,732,674	(26,326)	$(27)	$-	$(334,232,661)	$15,506,215

Stock-based compensation - stock options	-	-	118,898	-	-	-	-	118,898

Stock-based compensation - restricted stock units	-	-	301,491	-	-	-	-	301,491

Issuance of common stock from vesting of - restricted stock units	3,408	-	-	-	-	-	-	-

Stock-based compensation - issuance of common stock for services rendered	15,000	2	33,448	-	-	-	-	33,450

Proceeds from issuance of common stock, net of costs of $747,408	1,627,943	163	2,258,900	-	-	-	-	2,259,063

Issuance of additional shares for fractional shares effected by the reverse split	120,237	12	(12)	-	-	-	-	-

Deemed dividend for ratchet adjustment to warrants	-	-	325,041	-	-	-	(325,041)	-

Net Loss	-	-	-	-	-	-	(4,152,032)	(4,152,032)

Balance, September 30, 2024	7,982,986	6,406	352,770,440	(26,326)	(27)	-	(338,709,734)	14,067,085

Stock-based compensation - stock options	-	-	385,328	-	-	-	-	385,328

Stock-based compensation - restricted stock units	-	-	265,804	-	-	-	-	265,804

Issuance of common stock from vesting of - restricted stock units	3,807	-	-	-	-	-	-	-

Exercise of warrants	2,231,300	224	2,901,117	-	-	-	-	2,901,341

Cashless exercise of warrants	4,214	-	-	-	-	-	-	-

Proceeds from issuance of common stock, net of costs of $2,492,880	8,256,000	826	13,414,724	-	-	-	-	13,415,550

Deemed dividend for ratchet adjustment to warrants	-	-	44,424	-	-	-	(44,424)	-

Net Loss	-	-	-	-	-	-	(7,112,529)	(7,112,529)

Balance, December 31, 2024	18,478,307	7,456	369,781,837	(26,326)	(27)	-	(345,866,687)	23,922,579

Stock-based compensation - stock options	-	-	338,412	-	-	-	-	338,412

Stock-based compensation - restricted stock units and restricted shares	-	-	345,372	-	-	-	-	345,372

Issuance of common stock from vesting of - restricted stock units	67,428	7	(5)	(2,033)	(2)	-	-	-

Net Loss	-	-	-	-	-	-	(2,788,418)	(2,788,418)

Balance, March 31, 2025	18,545,735	$7,463	$370,465,616	(28,359)	$(29)	$-	$(348,655,105)	$21,817,945

See accompanying notes to unaudited condensed financial statements

BioVie Inc.

Condensed Statements of Cash Flows

(Unaudited)

	Nine Months Ended	Nine Months Ended
	March 31, 2025	March 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(14,052,979)	$(27,179,739)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of intangible assets	172,033	172,033
Stock based compensation - restricted stock units and restricted shares	912,667	1,020,383
Stock based compensation expense - stock options	842,638	2,118,649
Stock based compensation expense - issuance of common stock for services rendered	33,450	92,202
Amortization of financing costs	11,820	867,449
Accretion of unearned loan discount	111,212	200,909
Accretion of loan premium	25,758	(223,865)
Realized gain on maturity of available-for sale	-	33,903
Non-cash lease expense from right-of-use assets	49,448	(5,215)
Change in fair value of derivative liabilities	(3,771)	(1,799,339)
Changes in operating assets and liabilities:
Prepaid and other current assets	(365,135)	(87,056)
Accounts payable and accrued expenses	(1,111,072)	933,495
Operating lease liabilities	(43,807)	(33,909)
Other current liabilities	-	(48,385)
Net cash used in operating activities	(13,417,738)	(23,938,485)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from U.S. Treasury Bills (available-for-sale)	-	14,525,000
Net cash provided by investing activities	-	14,525,000

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from issuance of common stock	15,674,613	27,802,939
Proceeds from exercise of warrants	2,901,341	(7,500,000)
Payment of loan premium	(850,000)	-
Payments of note payable	(5,000,000)	-
Net cash provided by financing activities	12,725,954	20,302,939

Net change in cash and cash equivalents	(691,784)	10,889,454

Cash and cash equivalents, beginning of period	$23,843,798	$19,460,883

Cash and cash equivalents, end of period	$23,152,014	$30,350,337

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$178,932	$1,293,419

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING ACTIVITIES:
Right of use assets obtained in exchange for lease obligations	$-	$432,192
Reclassification of unrealized gains on U.S. Treasury Bills (available-for-sale investments) upon settlement	$-	$176,591
Deemed dividend for ratchet adjustment to warrants	$369,465	$886,423

See accompanying notes to unaudited condensed financial statements

BioVie Inc.

Notes to Condensed Financial Statements

For the Three and Nine Months Ended March 31, 2025 and 2024

(unaudited)

1.	Background Information

BioVie Inc. (the “Company” or “we” or “our”) is a clinical-stage company developing innovative drug therapies to treat chronic debilitating conditions including neurological and neuro-degenerative disorders and liver disease.

The Company acquired the biopharmaceutical assets of NeurMedix, Inc. (“NeurMedix”) a privately held clinical-stage pharmaceutical company and a related party in June 2021. The acquired assets included NE3107 or (“bezisterim”). Bezisterim, the approved generic name for NE3107 is an investigational, novel, orally administered small molecule that is thought to inhibit inflammation-driven insulin resistance and major pathological inflammatory cascades with a novel mechanism of action. There is emerging scientific consensus that both inflammation and insulin resistance may play fundamental roles in the development of Alzheimer’s disease (“AD”) and Parkinson’s disease (“PD”), and beziisterim could, if approved by the U.S. Food and Drug Administration (“FDA”), represent an entirely new medical approach to treating these devastating conditions affecting an estimated 6 million Americans suffering from AD and 1 million Americans suffering from PD.

Neurodegenerative Disease Program

In neurodegenerative disease, the Company’s drug candidate bezisterim (NE3107) inhibits activation of inflammatory actions extracellular single-regulated kinase (“ERK”) and nuclear factor kappa-light-chain-enhancer of activated B cells (“NFκB”) (including interactions with tumor necrosis factor (“TNF”) signaling and other relevant inflammatory pathways) that lead to neuroinflammation and insulin resistance. Bezisterim (NE3107) does not interfere with their homeostatic functions (e.g., insulin signaling and neuron growth and survival). Both inflammation and insulin resistance are drivers of AD and PD.

Parkinson’s Disease

To extend the Phase 2 data in progressed patients from the previous Phase 2 study that completed in December 2022, the Company designed a new Phase 2 study of bezisterim (NE3107) as a potential first line therapy to treat patients with new onset PD. In July 2024, the Company submitted the new protocol and received a response from the FDA which permitted the Company to proceed with the study. The trial commenced in April 2025.

The previous Phase 2 study of bezisterim (NE3107) for the treatment of PD (NCT05083260) that completed in December 2022, was a double-blind, placebo-controlled, safety, tolerability, and pharmacokinetics study in PD participants treated with carbidopa/levodopa and bezisterim (NE3107). Forty-five patients with a defined L-dopa “off state” were randomized 1:1 to placebo: bezisterim (NE3107) 20 mg twice daily for 28 days. This trial was launched with two design objectives: 1) the primary objective was safety and a drug-drug interaction study as requested by the FDA to measure the potential for adverse interactions of bezisterim (NE3107) with carbidopa/ levodopa; and 2) the secondary objective was to determine if preclinical indications of promotoric activity and apparent enhancement of levodopa activity could be seen in humans. Both objectives were met.

Long COVID Program

In April 2024, the Company announced the grant of a clinical trial award of up to $13.1 million from the U.S. Department of Defense (“DOD”), awarded through the Peer Reviewed Medical Research Program of the Congressionally Directed Medical Research Programs. In August 2024, U.S. Army Medical Research and Development Command, Office of Human Research Oversight (“OHRO”) approved the Company’s plan to evaluate bezisterim (NE3107) for the treatment of neurological symptoms that are associated with long COVID. and the FDA authorized our Investigational New Drug (“IND”) application for bezisterim (NE3107) allowing the Company to study a novel, anti-inflammatory approach or the treatment of the debilitating neurocognitive symptoms associated with long covid. The Company anticipates the trial to commence in May 2025. The Company was reimbursed approximately $2.5 million and $2.8 million for trial costs incurred during the three and nine months ended March 31, 2025, respectively. Subsequent to March 31, 2025, additional reimbursements of approximately $141,000 were received for trial costs incurred through March 31, 2025.

Alzheimer’s Disease

On November 29, 2023, the Company announced the analysis of its unblinded, topline efficacy data from its Phase 3 clinical trial (NCT04669028) of bezisterim (NE3107) in the treatment of mild to moderate AD. The study had co-primary endpoints looking at cognition using the Alzheimer’s Disease Assessment Scale-Cognitive Scale (ADAS-Cog 12) and function using the Clinical Dementia Rating-Sum of Boxes (CDR-SB). Patients were randomly assigned, 1:1 versus placebo, to receive sequentially 5 mg of bezisterim (NE3107) orally twice a day for 14 days, then 10 mg orally twice a day for 14 days, followed by 26 weeks of 20 mg orally twice daily.

Upon trial completion, as the Company began the process of unblinding the trial data, the Company found significant deviation from protocol and current good clinical practices (“cGCPs”) violations at 15 study sites (virtually all of which were from one geographic area). This highly unusual level of suspected improprieties led the Company to exclude all patients from these sites and to refer the sites to the FDA Office of Scientific Investigations (“OSI”) for potential further action. After the patient exclusions, 81 patients remained in the Modified Intent to Treat population, 57 of whom were in the Per-Protocol population which included those who completed the trial and were verified to take study drug from pharmacokinetic data.

The trial was originally designed to be 80% powered with 125 patients in each of the treatment and placebo arms. The unplanned exclusion of so many patients left the trial underpowered for the primary endpoints. In the Per-Protocol population, which included those patients who completed the trial and who were further verified to have taken the study drug (based on pharmacokinetic data), an observed descriptive change from baseline appeared to suggest a slowing of cognitive loss; these same patients experienced an advantage in age deceleration vs. placebo as measured by DNA epigenetic change. Age deceleration is used by longevity researchers to measure the difference between the patient’s biological age, in this case as measured by the Horvath DNA methylation Skin Blood Clock, relative to the patient’s actual chronological age. This test was a non-primary/secondary endpoint, other-outcome measure, done via blood test collected at week 30 (end of study). Additional DNA methylation data continues to be collected and analyzed.

Liver Disease Program

In liver disease, our investigational drug candidate BIV201 (continuous infusion terlipressin), which was granted both FDA Fast Track designation status and FDA Orphan Drug Status, is being evaluated as a treatment option for patients suffering from ascites and other life-threatening complications of advanced liver cirrhosis caused by non-alcoholic steatohepatitis (NASH), hepatitis, and alcoholism. The initial target for BIV201 therapy was refractory ascites.

After receiving guidance from the FDA regarding the design of Phase 3 clinical testing of BIV201 for the treatment of patients with cirrhosis and ascites, the Company is now targeting a broader ascites patient population. The Company is currently finalizing the protocol design for the Phase 3 study of BIV201 with a focus on demonstrating clinical benefit through a composite primary endpoint of complications and disease progression in patients with cirrhosis and ascites who have recently recovered from acute kidney injury (“AKI”). This patient population is not limited to those having refractory ascites. BIV201 is administered as a patent-pending liquid formulation with patents issued in US, China, Japan, Chile and India to date.

In June 2021, the Company initiated a Phase 2 study (NCT04112199) designed to evaluate the efficacy of BIV201 (terlipressin, administered by continuous infusion for two 28-day treatment cycles) combined with standard-of-care (“SOC”), compared to SOC alone, for the treatment of refractory ascites. The primary endpoints of the study are the incidence of ascites-related complications and change in ascites fluid accumulation during treatment compared to a pre-treatment period. By October 2022, there were 15 patients enrolled for treatment and the last patient completed treatment in May 2023.

In March 2023, enrollment was paused and that data from the first 15 patients treated with BIV201 plus SOC appeared to show at least a 30% reduction in ascites fluid during the 28 days after treatment initiation compared to the 28 days prior to treatment. The change in ascites volume was significantly different from those patients receiving SOC treatment. Patients who completed the treatment with BIV201 experienced a 53% reduction in ascites fluid, which was sustained (43% reduction) during the three months after treatment initiation as compared to the three-month pre-treatment period.

The BIV201 development program was initiated by LAT Pharma LLC. On April 11, 2016, the Company acquired LAT Pharma LLC and the rights to its BIV201 development program. The Company currently owns all development and marketing rights to this drug candidate. Pursuant to the Agreement and Plan of Merger entered into on April 11, 2016, between our predecessor entities, LAT Pharma LLC and NanoAntibiotics, Inc., BioVie is obligated to pay a low single digit royalty on net sales of BIV201 (continuous infusion terlipressin) to be shared among LAT Pharma Members, PharmaIn Corporation, and The Barrett Edge, Inc.

2.	Liquidity and Going Concern

The Company’s operations are subject to a number of factors that can affect its operating results and financial conditions. Such factors include, but are not limited to: the results of clinical testing and trial activities of the Company’s products; the Company’s ability to obtain regulatory approval to market its products; competition from products manufactured and sold or being developed by other companies; the price of, and demand for, Company products; the Company’s ability to negotiate favorable licensing or other manufacturing and marketing agreements for its products; and the Company’s ability to raise capital. The Company’s financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As of March 31, 2025, the Company had working capital of approximately $21.2 million, cash and cash equivalents totaling approximately $23.2 million, stockholders’ equity of approximately $21.8 million, and an accumulated deficit of approximately $348.7 million. The Company is in the pre-revenue stage and no revenues are expected in the foreseeable future. The Company’s future operations are dependent on the success of the Company’s ongoing development and commercialization efforts, as well as its ability to secure additional financing as needed. Projected cash flows could be extended if further measures are taken to delay planned expenditures on our research protocols and slow the progress in the Company’s development and launch of next phase clinical programs.

The future viability of the Company is largely dependent upon its ability to raise additional capital to finance its operations. Management expects that future sources of funding may include sales of equity, obtaining loans, or other strategic transactions.

Although management continues to pursue the Company’s strategic plans, there is no assurance that the Company will be successful in obtaining sufficient financing on terms acceptable to the Company, if at all, to fund continuing operations. These circumstances raise substantial doubt on the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3.	Significant Accounting Policies

Basis of Presentation – Interim Financial Information

These unaudited interim condensed financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United State of America (“U.S. GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X of the Securities and Exchange Commission (the “SEC”) for Interim Reporting. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The unaudited interim condensed financial statements furnished reflect all adjustments (consisting of normal recurring accruals) that are, in the opinion of management, considered necessary for a fair presentation of the results for the interim periods presented. Interim results are not necessarily indicative of the results for the full year. The condensed balance sheet at June 30, 2024, was derived from audited annual financial statements but does not contain all the footnote disclosures from the annual financial statements. These unaudited interim condensed financial statements should be read in conjunction with the Company’s audited financial statements for the fiscal years ended June 30, 2024 and 2023 in our Annual Report on Form 10-K filed with the SEC on September 30, 2024 (the “2024 Form 10-K”). A summary of significant accounting policies can also be found in those audited financial statements in the 2024 Form 10-K.

Cash and cash equivalents

Cash and cash equivalents consisted of cash deposits and money market funds held at a bank and funds held in a brokerage account which included a U.S. treasury money market fund and U.S. Treasury Bills with original maturities of three months or less.

Investments in U.S. Treasury Bills

Investments in U.S. Treasury Bills with maturities greater than three months, are accounted for as available-for-sale and are recorded at fair value. Realized gains were included in the accompanying condensed statements of operations and comprehensive loss from the settlement of available-for-sale investments during the nine months ended March 31, 2024. The Company had no outstanding investment securities with original maturities of greater than three months at the time of purchase as of and during the three and nine months ended March 31, 2025.

Concentration of Credit Risk in the Financial Service Industry

As of March 31, 2025, the Company had cash deposited in certain financial institutions in excess of federally insured levels. The Company regularly monitors the financial stability of these financial institutions and believes that it is not exposed to any significant credit risk in cash and cash equivalents. However, if liquidity and financial stability concerns arise with respect to banks and financial institutions, either nationally or in specific regions, the Company’s ability to access cash or enter into new financing arrangements may be threatened, which could have a material adverse effect on its business, financial condition and results of operations.

Fair value measurement of assets and liabilities

We determine the fair values of our financial instruments based on the fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value assumes that the transaction to sell the asset or transfer the liability occurs in the principal or most advantageous market for the asset or liability and establishes that the fair value of an asset or liability shall be determined based on the assumptions that market participants would use in pricing the asset or liability. The classification of a financial asset or liability within the hierarchy is based upon the lowest level input that is significant to the fair value measurement. The fair value hierarchy prioritizes the inputs into three levels that may be used to measure fair value:

Level 1 - Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument.

Level 3 - Inputs are unobservable inputs based on our assumptions.

The Company’s financial instruments include cash and cash equivalents, accounts payable and the carrying value of the operating lease liabilities and notes payable. The carrying amounts of cash and accounts payable approximate their fair value, due to the short-term nature of these items. The carrying amounts of notes payable and operating lease liabilities approximate their fair values since they bear interest at rates which approximate market rates for similar debt instruments.

Net Loss per Common Share

Basic net loss per common share is computed by dividing the net loss attributable to common stockholders by the weighted average number of shares of the Company’s Class A common stock (“Common Stock”) outstanding during the period. Diluted net loss per common share is computed by dividing the net loss attributable to Common Stockholders by the weighted average number of shares of Common Stock outstanding and potentially outstanding shares of Common Stock during the period to reflect the potential dilution that could occur from common shares issuable through stock options, warrants, and convertible debentures. For the three and nine months ending March 31, 2025 and 2024, such amounts were excluded from the diluted loss since their effect was considered anti-dilutive due to the net loss for the periods presented.

The table below shows the potential shares of Common Stock, presented based on amounts outstanding at each period end, which were excluded from the computation of diluted net loss per share attributable to common stockholders because including them would have had an anti-dilutive effect:

	March 31, 2025	March 31, 2024
	Number of Shares	Number of Shares
Stock Options	887,129	402,276
Warrants	9,600,564	1,932,029
Restricted Stock Units	109,039	53,992
Notes payable conversion option	-	71,633
Total	10,596,732	2,459,930

Reverse stock split

The company effected a 1:10 reverse split of the issued and outstanding shares of its Common Stock which was approved by the board of directors after the approval obtained from shareholders at a special meeting on July 29, 2024 which became effective on Nasdaq on August 6, 2024, 5 trading days after the shareholders’ approval was obtained. All historical share and earnings per share amounts have been retroactively adjusted to reflect the split.

Grant program

The Company records expenses related to the DOD Long Covid Program as such expenses are incurred. The reimbursement of such expenses is recognized upon receipt of the reimbursement as a credit against the respective expense account.

Recent Accounting Pronouncements

In November 2024, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2024-03, Disaggregation of Income Statement Expenses (“DISE”), which will require additional disclosure of the nature of expenses included in the income statement in response to longstanding requests from investors for more information about an entity’s expenses. The new standard requires disclosures about specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses. The new standard will be effective for public companies for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. The requirements will be applied prospectively with the option for retrospective application. Early adoption is permitted. The Company is currently evaluating the impact of this accounting standard update on its financial statements.

In November 2023, the FASB issued ASU 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures," to enhance disclosures for significant segment expenses for all public entities required to report segment information in accordance with ASC 280. The standard did not change the definition of a segment, the method for determining segments or the criteria for aggregating operating segments into reportable segments. The amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Retrospective adoption is required for all prior periods presented in the financial statements. The adoption is not expected to have a material impact to our financial statements or disclosures.

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements in Income Tax Disclosures" to enhance the transparency and decision usefulness of income tax disclosures. This amendment requires public companies to disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. Additionally, under the amendment entities are required to disclose the amount of income taxes paid disaggregated by federal, state and foreign taxes, as well as disaggregated by material individual jurisdictions. Finally, the amendment requires entities to disclose income from continuing operations before income tax expense disaggregated between domestic and foreign and income tax expense from continuing operations disaggregated by federal, state and foreign. The new rules are effective for annual periods beginning after December 15, 2024. We will adopt this standard on a prospective basis as allowed by the standard. The adoption of this standard is not expected to have a material impact on our financial statements.

4.	Intangible Assets

The Company’s intangible assets consist of intellectual property acquired from LAT Pharma, Inc. and are amortized over their estimated useful lives.

The following is a summary of the Company’s intangible assets:

	March 31, 2025	June 30, 2024

Intellectual Property	$2,293,770	$2,293,770
Less: Accumulated Amortization	(2,058,085)	(1,886,052)
Intellectual Property, Net	$235,685	$407,718

Amortization expense was $57,344 in each of the three-month periods ended March 31, 2025 and 2024. Amortization expense was $172,033 in each of the nine-month periods ended March 31, 2025 and 2024. The Company amortizes intellectual property over the expected original useful lives of 10 years.

Estimated future amortization expense is as follows:

Year ending June 30, 2025 (Remaining 3 months)	$57,344
2026	178,341
$235,685

5.	Related Party Transactions

Equity Transactions with Acuitas

On July 15, 2022, the Company entered into a securities purchase agreement with Acuitas Group Holdings, LLC (“Acuitas”), the Company’s largest stockholder, pursuant to which Acuitas agreed to purchase from the Company, in a private placement, (i) an aggregate of 363,636 shares of the Company’s Common Stock, at a price of $16.50 per share (the “PIPE Shares”), and (ii) a warrant to purchase 727,273 shares of Common Stock (“PIPE Warrant Shares”), at an exercise price of $18.20, with a term of exercise of five years. The down round feature reduced the exercise price of the PIPE Warrant Shares to $10.00 per share on March 6, 2024, $1.53 per share on September 25, 2024 and again to $1.37 on October 22, 2024 in connection with the offerings further described in Note 8, as the Company sold stock at a price lower than its initial exercise price.

For the three months ended September 30, 2024, the Company calculated the difference in fair value of the PIPE Warrant Shares between the stated exercise price and the reduced exercise price and recorded $325,041 as a deemed dividend in the accompanying condensed statement of changes in stockholders’ equity. The fair value of the PIPE Warrant Shares were estimated using the Black Scholes Method with the following inputs, the stock price of $1.20, exercise price of $1.53 and $10.00, remaining term of 2.9 years, risk free rate of 3.5% and volatility of 93.0%.

For the three months ended December 31, 2024, the Company calculated the difference in fair value of the PIPE Warrant Shares between the stated exercise price and the reduced exercise price and recorded $44,424 as a deemed dividend in the accompanying condensed statement of changes in stockholders’ equity. The fair value of the PIPE Warrant Shares were estimated using the Black Scholes Method with the following inputs, the stock price of $3.36, exercise price of $1.53 and $1.37, remaining term of 2.8 years, risk free rate of 4.0% and volatility of 94.0%.

For the nine months ended March 31, 2025, the Company recorded $369,465 as a deemed dividend in the accompanying condensed statement in stockholders’ equity.

Consulting expenses

During the nine months ended March 31, 2025, the Company paid a Director of the Company $50,000 for consulting services which are reflected as a component of selling, general and administrative expenses on the accompanying condensed statement of operations and comprehensive loss. There were no consulting expenses for the three months ended March 31, 2025.

6.	Notes Payable

On November 30, 2021 (the “Closing Date”), the Company entered into a Loan and Security Agreement and the Supplement to the Loan and Security Agreement and Promissory Notes (together, the “Loan Agreement”) with Avenue Venture Opportunities Fund, L.P. (“AVOPI”) and Avenue Venture Opportunities Fund II, L.P. (“AVOPII,” and together with AVOPI, “Avenue”) for growth capital loans in an aggregate commitment amount of up to $20 million (the “Loan”). On the Closing Date, $15 million of the Loan was funded (“Tranche 1”). The Loan bore interest at an annual rate equal to the greater of (a) the sum of 7.00% plus the prime rate as reported in The Wall Street Journal and (b) 10.75%. The Loan was secured by a lien upon and security interest in all of the Company’s assets, including intellectual property, subject to agreed exceptions. The Loan was paid in full on its maturity date of December 1, 2024 along with a final payment equal to 4.25% of the Loan commitment amount, or $850,000, the (“Loan Premium”) and the lien upon and security interest in all of the Company’s assets was released.

The Loan Agreement included a conversion option to convert up to $5.0 million of the principal amount of the Loan outstanding at the option of Avenue, into shares of the Company’s Common Stock at a conversion price of $69.80 per share (the “Conversion Option”).

On the Closing Date, the Company also issued to Avenue warrants to purchase 36,101 shares of Common Stock of the Company (the “Avenue Warrants”) at an exercise price per share equal to $58.20. The Avenue Warrants are exercisable until November 30, 2026.

The amount of the carrying value of the notes payable was determined by allocating portions of the outstanding principal of the notes, resulting in approximately $1.4 million allocated to the fair value of the Avenue Warrants, and approximately $2.2 million allocated to the fair value of the embedded Conversion Option. Accordingly, the total amount of unearned discount of approximately $3.6 million, the total direct financing cost of approximately $390,000 and the Loan Premium of $850,000 were amortized using the effective interest method over the term of the Loan.

Total interest expense associated with the Loan was approximately $312,000, which is reflected as a component of interest expense on the accompanying condensed statements of operations and comprehensive loss for the nine months ended March 31, 2025. Interest expense associated with this loan was comprised of interest incurred on the outstanding principal of the loan of approximately $163,000, amortization of financing costs of approximately $12,000, amortization of the unearned discount of approximately $111,000, and the accretion of the Loan Premium of approximately $26,000.

Total interest expense associated with the Loan for the three months ended March 31, 2024 was approximately $629,000 on the accompanying condensed statements of operations and comprehensive loss. Interest expense was comprised of interest incurred on the outstanding principal of the loan of approximately $327,000, amortization of financing costs of approximately $24,000, amortization of the unearned discount of approximately $222,000 and the accretion of Loan Premium of approximately $52,000. Total interest expense associated with the Loan for the nine months ended March 31, 2024 was approximately $2.5 million on the accompanying condensed statements of operations and comprehensive loss. Interest expense was comprised of interest incurred on the outstanding principal of the loan of approximately $1.3 million, amortization of financing costs of approximately $92,000, amortization of the unearned discount of approximately $867,000 and the accretion of Loan Premium of approximately $201,000.

The following is a summary of the Notes Payable as of March 31, 2025 and June 30, 2024:

	March 31, 2025	June 30, 2024

Current portion of Notes Payable	$-	$5,000,000
Less: debt financing costs	-	(11,820)
Less: unearned discount	-	(111,212)
Plus: accretion of Loan Premium	-	824,242
Current portion of Notes Payable, net of financing costs, unearned premium and discount	$-	$5,701,210

7.	Fair Value Measurements

The Company’s derivative liabilities during the nine months ended March 31, 2025 related to the Avenue Warrants is a level 3 liability measured at fair value.

The fair value of the Avenue Warrants at March 31, 2025, in the accompanying condensed balance sheets, was nil. The total change in the fair value of the derivative liabilities totaled approximately $3,771 and $1.8 million for the nine months ended March 31, 2025 and 2024, respectively, and approximately $7,290 and $109,000 for the three months ended March 31, 2025 and 2024, respectively; and accordingly, was recorded in the accompanying condensed statements of operations and comprehensive loss. The assumptions used in the Black Scholes model to value the derivative liabilities at March 31, 2025 included the closing stock price of $0.98 per share; for the Avenue Warrants, the exercise price of $58.20, remaining term 1.7 years, risk free rate of 3.9% and volatility of 86.0%. The Conversion Option was nil as of March 31, 2025 and June 30, 2024 as the corresponding debt matured and was repaid in December 2024.

Derivative liability – Avenue Warrants

The Avenue Warrants were not considered to be indexed to the Company’s own stock, and accordingly, were recorded as a derivative liability at fair value in the accompanying condensed balance sheets at March 31, 2025 and June 30, 2024, respectively.

The Black Scholes model was used to calculate the fair value of the derivative warrant to bifurcate the amount from the Avenue Loan amount funded. The Avenue Warrants are recorded at fair value at the date of issuance and remeasured at each subsequent reporting period end date.

Embedded derivative liability – Conversion Option

The Conversion Option was accounted for as an embedded derivative liability and required bifurcation from the Loan amount. The Black Scholes model was used to calculate the fair value of the Conversion Option to bifurcate it from the Loan.

Financial assets

As of March 31, 2025, investments in U.S. Treasury Bills were valued through use of quoted prices and are classified as Level 1. The following table presents information about our assets that are measured at fair value on a recurring basis using the above input categories.

	Fair Value Measurements at
	March 31, 2025
	Level 1	Level 2	Level 3	Total

Cash	$8,007,601	$-	$-	$8,007,601
U.S. Treasury Bills due in 3 months or less at purchase	15,144,413	-	-	15,144,413

Total	$23,152,014	$-	$-	$23,152,014

	Fair Value Measurements at
	June 30, 2024
	Level 1	Level 2	Level 3	Total

Cash	$12,763,941	$-	$-	$12,763,941
U.S. Treasury Bills due in 3 months or less at purchase	11,079,857	-	-	11,079,857

Total	$23,843,798	$-	$-	$23,843,798

8.	Equity Transactions

Issuance of common stock for cash

On March 6, 2024, the Company closed a best efforts public offering (the “Offering”) of 15,000,000 shares (the “Shares”) of its Common Stock, pre-funded warrants (the “Pre-funded Warrants”) to purchase 6,000,000 shares of Common Stock, and warrants to purchase up to 10,500,000 shares of Common Stock (the “Common Warrants”) at a combined public offering price of $1.00 per Share, or Pre-funded Warrant, and the associated Common Warrant. The Common Warrants have an exercise price of $1.50 per share and are immediately exercisable upon issuance for a period of five years following the date of issuance. The gross proceeds to the Company from the Offering were approximately $21.0 million, before deducting placement agent fees and offering expenses of approximately $2.5 million. Additionally, upon closing the Company issued the placement agent warrants (“Placement Agent’s warrants”) to purchase 1,050,000 shares of Common Stock exercisable at a per share price of $1.25, which was equal to 125% of the public offering price per share. The Placement Agent’s Warrants are exercisable during a five-year period commencing 180 days from March 6, 2024.

On September 25, 2024, the Company closed a best efforts public offering (the “September 2024 Offering”) of 1,360,800 shares of its common stock, par value $0.0001 per share, pre-funded warrants (the “September Pre-funded Warrants”) to purchase 600,000 shares of Common Stock, and warrants to purchase up to 1,960,800 shares of Common Stock (the “September Common Warrants”) at a combined public offering price of $1.53 per share, or September Pre-funded Warrant, and the associated September Common Warrant. 265,000 September Pre-funded Warrants were exercised in the three months ended September 30, 2024 and reflected on the condensed statement of changes in stockholders’ equity as a component of proceeds from issuance of common stock. The September Common Warrants have an exercise price of $1.53 per share and were immediately exercisable upon issuance and will expire on the fifth anniversary date of the original issuance date. The gross proceeds to the Company from the September 2024 Offering were approximately $3.0 million, before deducting placement agent fees and offering expenses of approximately $747,000. Additionally, upon closing, the Company issued the placement agent warrants (“September Placement Agent’s Warrants”) to purchase 98,040 shares of Common Stock exercisable at a per share price of $1.91, which was equal to 125% of the public offering price per share. The September Placement Agent’s Warrants are exercisable during a five-year period commencing 180 days from September 25, 2024.

In October 2024, the Company closed three registered direct offerings totaling 8,256,000 shares of its common stock, par value $0.0001 per share, and two concurrent private placements of warrants to purchase up to 7,110,000 shares of Common Stock (the “October Common Warrants”) priced at-the-market under Nasdaq rules at prices ranging from $1.50 to $2.83 per share (the “October Offerings”). The October Common Warrants have exercise prices ranging from $1.37 to $2.12 per share and are exercisable beginning six months following issuance and will expire on the fifth anniversary date of the original issuance dates. The gross proceeds to the Company from the October Offerings totaled approximately $15.9 million, before deducting placement agent fees and offering expenses of approximately $2.5 million. Additionally, upon closing of the October Offerings, the Company issued placement agent warrants (the “October Placement Agent’s Warrants”) to purchase 412,800 shares of Common Stock in the aggregate exercisable at a per share price ranging from $1.88 to $3.54, which was equal to 125% of the offering price per share in the applicable October Offering. The October Placement Agent’s Warrants are exercisable during a five-year period commencing 180 days from each of the respective closing dates of the October Offerings.

During the three months ended December 31, 2024, 1,896,300 of common warrants from the September 2024 Offering were exercised at $1.53 per share for proceeds totaling approximately $2.9 million, and 335,000 September Pre-funded Warrants were also exercised. In addition, 6,667 September Placement Agent’s Warrants were exercised on a cashless exercise basis and 4,214 common shares were issued.

Issuance of common stock for services:

On August 12, 2024, the Company awarded 15,000 shares of Common Stock to a vendor as part of their fees in exchange for services. The fair value of the Common Stock at the date of issuance was $2.23 per share. The stock-based compensation expense related to this Common Stock issuance was $33,450.

Stock Options

The following table summarizes the activity relating to the Company’s stock options for the nine months ended March 31, 2025:

	Options	Weighted- Average Exercise Price	Weighted Remaining Average Contractual Term	Aggregate Intrinsic Value
Outstanding at June 30, 2024	518,076	$54.11	6.1	$-
Options Granted	490,261	2.40	7.1	-
Options Expired	(38,806)	62.48	-	-
Options Canceled	(82,402)	7.87	-	-
Outstanding at March 31, 2025	887,129	$29.46	6.2	$-
Exercisable at March 31, 2025	448,470	$44.50	5.1	$-

The fair value of each option on the date of grant is estimated using the Black-Scholes option pricing model. The pricing model reflects the following weighted-average assumptions for the nine months ended March 31, 2025 and 2024:

	March 31, 2025	March 31, 2024
Expected life of options (in years)	4	5
Expected volatility	93.44%	87.11%
Risk free interest rate	4.34%	4.80%
Dividend Yield	0%	0%

On December 20, 2024, the Company issued to employees and directors stock options to purchase 208,902 and 113,055 shares of Common Stock, respectively; at an exercise price of $1.90, the Company’s stock price at the close on December 20, 2024. The fair value of the stock options issued to Directors were $1.20 per share. The fair value of the stock options issued to Management was $1.43 per share.

The Company recorded stock-based compensation expense relating to the vesting of stock options of approximately $338,000 and $691,000 for the three months ended March 31, 2025 and 2024, respectively. The total stock-based compensation expense from stocks options for the nine months ended March 31, 2025 and 2024 was approximately $843,000 and $2.1 million, respectively.

Restricted stock units and restricted shares:

On November 20, 2024, the Company issued equity awards as part of the board of directors’ annual compensation. Two directors received 66,900 restricted stock units (“RSUs”) with a grant date fair value of $3.36 per share and three directors received stock options to purchase 168,300 shares of Common Stock at an exercise price of $3.36 per share with a grant date fair value of $2.11 per share. The RSUs vest quarterly on February 8, 2025, May 8, 2025, August 8, 2025 and the earlier of November 8, 2025 or the next annual shareholders’ meeting. During the three months ended March 31, 2025, 17,300 shares were issued related to the RSUs that vested in February 2025.

The Company issued 6,818 shares for the final tranche of RSUs that vested in August 2024 and November 2024, from the directors’ annual awards granted November 9, 2023. Additionally, in December 2024, 397 shares were issued related to the vesting of RSUs previously awarded to a consultant.

During the three months ended March 31, 2025, the Company awarded 45,000 shares of restricted common stock as part of a service agreement to a vendor. The total cost of the award was based on $2.18 per share as of the date of the award and related stock-based compensation expense for the three and nine months ended March 31, 2025 was $24,525.

On January 21, 2025, the Company issued 105,000 RSUs to an Advisory board at a grant date fair value of $2.05. 20% of the RSUs vested at grant date and the remaining vest quarterly on March 31, 2025, June 30, 2025, September 30, 2025 and December 31, 2025. During the three months ended March 31, 2025, 42,000 shares were issued related to the RSUs that vested in January 2025 and March 2025.

In February 2025, 8,128 shares were issued and delivered for employees’ RSUs that vested on November 22, 2024.

The following table summarizes the unvested restricted stock units outstanding at June 30, 2024 and March 31, 2025:

	Number of Shares	Weighted Average Grant Date Fair Value Per Share

Unvested at June 30, 2024	40,291	$44.59
Issued	171,900	2.56
Vested	(74,643)	11.67
Canceled	(28,509)	6.67
Unvested at March 31, 2025	109,039	$10.81

The total stock-based compensation expense from restricted stock units for the three months ended March 31, 2025 and 2024 was approximately $321,000 and $336,000, respectively.  The total stock-based compensation expense from restricted stock units for the nine months ended March 31, 2025 and 2024 was approximately $888,000 and $1.0 million, respectively.

Stock Warrants

The following table summarizes the warrants activity during the nine months ended March 31, 2025:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Aggregate Intrinsic Value
Outstanding and exercisable at June 30, 2024	1,932,029	$14.03	4.0	$-
Granted	10,181,640	1.65	4.8	-
Exercised	(2,502,967)	1.53	-	-
Expired	(10,138)	21.94	-	-
Outstanding and exercisable at March 31, 2025	9,600,564	$3.50	4.3	$-

The table below shows the expiration of the warrants outstanding as of March 31, 2025:

Number of Warrants

Expiring June 30, 2025	-
2026	3,518
2027	36,100
2028	727,273
2029	1,155,000
2030	7,678,673
Total outstanding warrants	9,600,564

9.	Leases

Office Leases

The Company pays an annual rent of $2,200 for its headquarters at 680 W Nye Lane, Suite 201, Carson City Nevada 89703. The rental agreement was for a one-year term, commenced on October 1, 2023, and has been subsequently renewed for another year at the same rate.

The Company’s San Diego office lease at 5090 Shoreham Place Suite 212, San Diego, CA 92122 commenced in February 2024. The current monthly base rate for the office space is $9,685, with an annual increase of four percent. The term for the office lease is 60 months.

Total operating lease expense for the three months ended March 31, 2025 and 2024 was approximately $32,000 and $20,000, respectively, and for the nine months ended March 31, 2025 and 2024 was approximately $95,000 and $46,000, respectively, which is included in the accompanying condensed statements of operations and comprehensive loss as a component of selling, general and administrative expenses.

The right-of-use asset, net and current and non-current portion of the operating lease liabilities included in the accompanying condensed balance sheets are as follows:

	March 31, 2025	June 30, 2024
Assets
Operating lease right-of-use asset, net	$357,278	$406,726

Liabilities
Current portion of operating lease liability	$70,713	$60,343
Operating lease liability, net of current portion	295,717	349,894
Total operating lease liability	$366,430	$410,237

At March 31, 2025, the future estimated minimum lease payments under non-cancelable operating leases are as follows:

Year ending June 30, 2025 (Remaining 3 months)	$30,072
2026	122,042
2027	126,313
2028	130,734
2029	77,796
Total minimum lease payments	486,957
Less amount representing interest	(120,527)
Present value of future minimum lease payments	366,430
Less current portion of operating lease liability	(70,713)
Operating lease liability, net of current portion	$295,717

Total cash paid for amounts included in the measurement of lease liabilities were approximately $88,000 and $49,000 for the nine months ended March 31, 2025 and 2024, respectively.

The weighted average remaining lease term and discount rate as of March 31, 2025 and June 30, 2024 were as follows:

	March 31, 2025	June 30, 2024

Weighted average remaining lease term (Years)
Operating lease	3.8	4.6
Weighted average discount rate
Operating lease	15.00%	15.00%

10.	Commitments and Contingencies

Royalty Agreements

Pursuant to the Agreement and Plan of Merger entered into on April 11, 2016, by and between our predecessor entities, LAT Pharma and NanoAntibiotics, Inc., the Company is obligated to pay a low single digit royalty on net sales of BIV201 (continuous infusion terlipressin) to be shared by the members of LAT Pharma Members, PharmaIn Corporation, and The Barrett Edge, Inc.

Pursuant to the Technology Transfer Agreement entered into on July 25, 2016, by and between the Company and the University of Padova (Italy), the Company is obligated to pay a low single digit royalty on net sales of all terlipressin products covered by US patent no. 9,655,645 and any future foreign issuances, capped at a maximum of $200,000 per year.

Shareholder class action complaint and shareholder derivative complaints

On January 19, 2024, a purported shareholder class action complaint, captioned Eric Olmstead v. BioVie Inc. et al., No. 3:24-cv-00035, was filed in the U.S. District Court for the District of Nevada, naming the Company   and certain of its officers as defendants. On February 22, 2024, a second, related putative securities class action was filed in the same court asserting similar claims against the same defendants, captioned Way v. BioVie Inc. et al., No. 2:24-cv-00361. On April 15, 2024, the court consolidated these two actions under the caption In re BioVie Inc. Securities Litigation, No. 3:24-cv-00035, appointed the lead plaintiff, and approved selection of the lead counsel. On June 21, 2024, the lead plaintiff filed an amended complaint, alleging that the defendants made material misrepresentations and/or omissions of material fact relating to the Company’s business, operations, compliance, and prospects, including information related to the NM101 Phase 3 study and trial of bezisterim (NE3107) in mild to moderate probable AD, in violation of Sections 10(b) and 20(a) of the  Exchange Act, and Rule 10b-5 promulgated thereunder. The class action is on behalf of purchasers of the Company’s securities during the period from December 7, 2022 through November 28, 2023, and seeks unspecified monetary damages on behalf of the putative class and an award of costs and expenses, including attorney’s fees. The defendants filed a motion to dismiss the amended complaint on August 21, 2024, and that motion was fully briefed as of December 5, 2024. On March 27, 2025, the court denied the defendants’ motion to dismiss, allowing the case to move into fact discovery.

On December 30, 2024, a shareholder derivative lawsuit was filed in the United States District Court for the District of Nevada by putative stockholder Andrew Hulm, allegedly on behalf of the Company, that piggy-backs on the securities class action also pending in that court. The derivative complaint names certain current and former officers and directors as defendants, and generally alleges that they breached their fiduciary duties by causing or failing to prevent the securities violations alleged in the securities class action.

On April 28, 2025, a second shareholder derivative lawsuit was filed in the United States District Court for the District of Nevada by putative stockholder William Settel, allegedly on behalf of the Company, that likewise piggy-backs on the securities class action. The Settel derivative complaint alleges essentially the same claims as the Hulm derivative action against the same defendants based on the same alleged conduct.

The Company believes that the claims are without merit and intend to defend vigorously against them, but there can be no assurances as to the outcome.

11.	Employee Benefit Plan

On August 1, 2021, the Company began sponsoring an employee benefit plan subject to Section 401(K) of the Internal Revenue Service Code (the “401K Plan”) pursuant to which, all employees meeting eligibility requirements are able to participate.

Subject to certain limitations in the Internal Revenue Code, eligible employees are permitted to make contributions to the 401K Plan on a pre-tax salary reduction basis and the Company will match 5% of the first 5% of an employee’s contributions to the 401K Plan. The Company made contributions into the plan of approximately $46,800 and $53,900, for the three months ended March 31, 2025 and 2024, respectively. The Company made contributions into the plan of approximately $108,800 and $105,000, for the nine months ended March 31, 2025 and 2024, respectively.

1,456,310 Units, Each Consisting of One Share of Class A Common Stock and One Warrant to Purchase One Share of Class A Common Stock

1,456,310 Pre-Funded Units, Each Consisting of One Pre-Funded Warrant to Purchase One Share of Class A Common Stock and One Warrant to Purchase One Share of Class A Common Stock

1,456,310 Shares of Class A Common Stock Underlying the Warrants

1,456,310 Shares of Class A Common Stock Underlying the Pre-Funded Warrants

BioVie Inc.

PRELIMINARY PROSPECTUS

ThinkEquity

            , 2025

Part II

Information not required in prospectus

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth various expenses being borne by the Company in connection with the sale and distribution of the securities being registered. All of the amounts shown are estimates except for the Securities and Exchange Commission Registration Fee.

SEC registration fee	$5,942
FINRA filing fee	$2,750
Accounting fees and expenses	$50,000
Legal fees and expenses	$375,000
Miscellaneous expenses	$16,308
Total expenses	$450,000

Discounts, concessions, commissions and similar selling expenses attributable to the sale of shares of Common Stock covered by this prospectus will be borne by the Selling Stockholders. We will pay all expenses (other than discounts, concessions, commissions and similar selling expenses) relating to the registration of the shares with the SEC, as estimated in the table above.

Item 14. Indemnification of Directors and Officers

We are a Nevada corporation and generally governed by the Nevada Private Corporations Code, Title 78 of NRS.

Section 78.138 of the NRS provides that, unless the corporation’s articles of incorporation provide otherwise, a director or officer will not be individually liable as a result of any act or failure to act unless it is proven that (i) the director’s or officer’s acts or omissions constituted a breach of his or her fiduciary duties, and (ii) such breach involved intentional misconduct, fraud or a knowing violation of the law.

Section 78.7502 of the NRS permits a Nevada corporation to indemnify its directors and officers against expenses, judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with a threatened, pending, or completed action, suit, or proceeding, except an action by or on behalf of the corporation, if the officer or director (i) is not liable pursuant to NRS 78.138, or (ii) acted in good faith and in a manner the officer or director reasonably believed to be in or not opposed to the best interests of the corporation and, if a criminal action or proceeding, had no reasonable cause to believe the conduct of the officer or director was unlawful. Section 78.7502 also provides that a corporation may not indemnify a director or officer under this section with respect to an action by or on behalf of the corporation if such person has been adjudged to be liable to the corporation or for amounts paid to the corporation in settlement of such claim unless and only to the extent the court determines in view of all circumstances of the case, the person is fairly and reasonably entitled to indemnification. Indemnification under NRS 78.7502 generally may be made by the corporation only if determined to be proper under the circumstances. Such determination must be made by the stockholders, directors not a party to the action, or legal counsel.

Section 78.751 of the NRS requires a corporation to indemnify its officers and directors if they have been successful on the merits or otherwise in defense of any claim, issue, or matter resulting from their service as a director or officer. Section 78.751 of the NRS allows a corporation to advance expenses as incurred upon receipt of an undertaking by or on behalf of the officer or director to repay the amount if it is ultimately determined by a court of competent jurisdiction that such officer or director is not entitled to be indemnified by the corporation if so provided in the corporation’s articles of incorporation, bylaws, or other agreement. Advancement of expenses as incurred may be required under corporation’s articles of incorporation or bylaws or by agreement. Section 78.751 of the NRS further permits the corporation to grant its directors and officers additional rights of indemnification under its articles of incorporation, bylaws or other agreement.

Section 78.752 of the NRS provides that a Nevada corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another company, partnership, joint venture, trust or other enterprise, for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expenses.

Our Articles of Incorporation, as amended, and amended and restated bylaws implement the indemnification and insurance provisions permitted by Chapter 78 of the NRS by providing that:

•	We shall indemnify our directors and officers to the fullest extent permitted by the NRS against expense, liability and loss reasonably incurred or suffered by them in connection with their service as an officer or director; and

•	We may purchase and maintain insurance, or make other financial arrangements, on behalf of any person who holds or who has held a position as a director, officer, or representative against liability, cost, payment, or expense incurred by such person

Item 15. Recent Sales of Unregistered Securities

The Company has not sold any securities within the past three years which were not registered under the Securities Act except as set forth below. The registrant believes that, unless otherwise noted, all of the transactions described in Item 15 were exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act and/or Rule 506 of Regulation D promulgated thereunder.

Equity Transaction with Acuitas

On July 15, 2022, the Company entered into a securities purchase agreement (the “2022 Purchase Agreement”) with Acuitas Group Holdings, LLC (“Acuitas”), pursuant to which Acuitas agreed to purchase from the Company, in a private placement (the “2022 PIPE Transaction”), (i) an aggregate of 36,364 shares of the Company’s Common Stock at a price of $165.00 per share (the “PIPE Shares”), and (ii) a warrant to purchase 72,727 shares of Common Stock (the “PIPE Warrant Shares” and, together with the PIPE Shares, the “PIPE Securities”), at an exercise price of $182.00, with a term of exercise of five years. The warrant has a down round feature that reduces the exercise price if the Company sells stock for lower price.

Placement Agent I Warrants Issued in Connection with Offering on March 4, 2024

On March 4, 2024, the Company entered into the March 4, 2024 PAA with ThinkEquity LLC, as the placement agent, in connection with the issuance and sale directly to the March 4 Investor of up to 210,000 shares of Common Stock, at a public offering price to the March 4 Investors of $100.00 per share of Common Stock and/or pre-funded warrants to purchase shares of Common Stock at a public offering price to the March 24 Investors of $99.99 per pre-funded warrant, together with warrants to purchase up to 105,000 shares of Common Stock.

In connection to the March 4 Offering, the Company issued the Placement Agent I Warrants, exercisable to purchase 10,500 shares of Common Stock, representing 5% of the March 4 Securities purchased at the closing of the March 4 Offering, for an aggregate purchase price of $100.00, at an exercise price of $125.00 per share, which is equal to 125% of the March 4 Share Offering Price. The Placement Agent I Warrants are exercisable from 180 days following the date of issuance in accordance with Rule 5110(g)(8)(A) of FINRA and will expire five years following the date of issuance.

The holders of the Placement Agent I Warrants may exercise the Placement Agent I Warrants by making a cash payment equal to the exercise price multiplied by the quantity of shares. The holders of the Placement Agent I Warrants may also exercise the Placement Agent I Warrants on a cashless or “net issuance” basis by receiving a net number of shares calculated pursuant to the formula set forth in the Placement Agent I Warrants. The Placement Agent I Warrants are subject to anti-dilution adjustments for stock dividends, stock splits, and reverse stock splits. Pursuant to the terms of the Placement Agent I Warrants, the holders of the Placement Agent I Warrants are entitled to piggyback registration rights if the Company proposes to file a new registration statement under the Securities Act, subject to certain limitations.

Placement Agent II Warrants Issued in Connection with Offering on September 23, 2024

On September 23, 2024, the Company entered into the September 23, 2024 PAA with ThinkEquity LLC, as the placement agent, in connection with the issuance and sale directly to the September 23 Investors of up to 196,080 shares of Common Stock, at a public offering price to the September 23 Investors of $15.30 per share and/or pre-funded warrants to purchase shares of Common Stock, at a public offering price to the Investors of $15.30 per pre-funded warrant, together with warrants to purchase up to 196,080 shares of Common Stock.

In connection to the September 23 Offering, the Company issued the Placement Agent II Warrants, exercisable to purchase 9,804 shares of Common Stock, representing 5% of the September 23 Securities purchased at the closing of the September 23 Offering, for an aggregate purchase price of $100.00, at an exercise price of $19.125 per share, which is equal to 125% of the September 23 Share Offering Price. The Placement Agent II Warrants are exercisable from 180 days following the date of issuance in accordance with the 5110(g)(8)(A) of FINRA and will expire five years following the date of issuance.

The holders of the Placement Agent II Warrants may exercise the Placement Agent II Warrants by making a cash payment equal to the exercise price multiplied by the quantity of shares. The holders of the Placement Agent II Warrants may also exercise the Placement Agent II Warrants on a cashless or “net issuance” basis by receiving a net number of shares calculated pursuant to the formula set forth in the Placement Agent II Warrants. The Placement Agent II Warrants are subject to anti-dilution adjustments for stock dividends, stock splits, and reverse stock splits. Pursuant to the terms of the Placement Agent II Warrants, the holders of the Placement Agent II Warrants are entitled to piggyback registration rights if the Company proposes to file a new registration statement under the Securities Act, subject to certain limitations.

Private Placement I Warrants and Placement Agent III Warrants Issued in Connection with Offering on October 21, 2024

On October 21, 2024, the Company entered into the October 21, 2024 PAA with ThinkEquity LLC, as the placement agent, in connection with the issuance and sale directly to the October 21 Investors of up to 444,300 shares of the Common Stock, at a public offering price to the October 21 Investors of $15.00 per share.

In a concurrent private placement, pursuant to the October 21, 2024 PAA, to issue to the October 21 Investors the unregistered Private Placement I Warrants to purchase 444,300 shares of Common Stock, with each Private Placement I Warrant exercisable for one share of Common Stock at an exercise price of $13.70 per share. Each Private Placement I Warrant will be exercisable beginning six months from the date of issuance and will expire five years following the initial exercise date.

The holders of the Private Placement I Warrants may exercise the Private Placement I Warrants by making a cash payment equal to the exercise price multiplied by the quantity of shares. The holders of the Private Placement I Warrants may also exercise the Private Placement I Warrants on a cashless or “net issuance” basis by receiving a net number of shares calculated pursuant to the formula set forth in the Private Placement I Warrants. The Private Placement I Warrants are subject to anti-dilution adjustments for stock dividends, stock splits, and reverse stock splits. Pursuant to the terms of the Private Placement I Warrants, the Company has the obligation to file a registration statement on Form S-1 providing for the resale by the holders of the Private Placement I Warrants of the shares of Common Stock issued and issuable upon exercise of the Private Placement I Warrants.

In connection with the October 21 Offering, the Company issued the Placement Agent III Warrants, exercisable to purchase 22,215 shares of Common Stock, representing 5% of the October 21 Shares purchased at the closing of the October 21 Offering, for an aggregate purchase price of $100.00, at an exercise price of $18.75 per share, which is equal to 125% of the October 21 Share Offering Price.

The holders of the Placement Agent III Warrants may exercise the Placement Agent III Warrants by making a cash payment equal to the exercise price multiplied by the quantity of shares. The holders of the Placement Agent III Warrants may also exercise the Placement Agent III Warrants on a cashless or “net issuance” basis by receiving a net number of shares calculated pursuant to the formula set forth in the Placement Agent III Warrants. The Placement Agent III Warrants are subject to anti-dilution adjustments for stock dividends, stock splits, and reverse stock splits. Pursuant to the terms of the Placement Agent III Warrants, the holders of the Placement Agent III Warrants are entitled to piggyback registration rights if the Company proposes to file a new registration statement under the Securities Act, subject to certain limitations.

Private Placement II Warrants and Placement Agent IV Warrants Issued in Connection with Offering October 23, 2024

On October 23, 2024, the Company entered into the October 23, 2024 PAA with ThinkEquity LLC, as the placement agent, in connection with the issuance and sale directly to the October 23 Investors of up to 266,700 shares of the Common Stock, at a public offering price to the October 23 Investors of $22.50 per share.

In a concurrent private placement, pursuant to the October 23, 2024 PAA, the Company issued to the October 23 Investors unregistered Private Placement II Warrants to purchase 266,700 shares of Common Stock, with each Private Placement II Warrant exercisable for one share of Common Stock at an exercise price of $21.20 per share. Each Private Placement II Warrant will be exercisable beginning six months from the date of issuance and will expire five years following the initial exercise date.

The holders of the Private Placement II Warrants may exercise the Private Placement II Warrants by making a cash payment equal to the exercise price multiplied by the quantity of shares. The holders of the Private Placement II Warrants may also exercise the Private Placement II Warrants on a cashless or “net issuance” basis by receiving a net number of shares calculated pursuant to the formula set forth in the Private Placement II Warrants. The Private Placement II Warrants are subject to anti-dilution adjustments for stock dividends, stock splits, and reverse stock splits. Pursuant to the terms of the Private Placement II Warrants, the Company has the obligation to file a registration statement on Form S-1 providing for the resale by the holders of the Private Placement II Warrants of the shares of Common Stock issued and issuable upon exercise of the Private Placement II Warrants.

In connection with the October 23 Offering, the Company issued the Placement Agent IV Warrants, exercisable to purchase 13,335 shares of Common Stock, representing 5% of the October 23 Shares purchased at the closing of the October 23 Offering, for an aggregate purchase price of $100.00, at an exercise price of $28.125 per share, which is equal to 125% of the October 23 Share Offering Price.

The holders of the Placement Agent IV Warrants may exercise the Placement Agent IV Warrants by making a cash payment equal to the exercise price multiplied by the quantity of shares. The holders of the Placement Agent IV Warrants may also exercise the Placement Agent IV Warrants on a cashless or “net issuance” basis by receiving a net number of shares calculated pursuant to the formula set forth in the Placement Agent IV Warrants. The Placement Agent IV Warrants are subject to anti-dilution adjustments for stock dividends, stock splits, and reverse stock splits. Pursuant to the terms of the Placement Agent IV Warrants, the holders of the Placement Agent IV Warrants are entitled to piggyback registration rights if the Company proposes to file a new registration statement under the Securities Act, subject to certain limitations.

Placement Agent V Warrants Issued in Connection with Offering on October 28, 2024

On October 28, 2024, the Company entered into the October 28, 2024 PAA with ThinkEquity LLC, as the placement agent, in connection with the issuance and sale directly to various investors the October 28 Investors of up to 114,600 shares of the Common Stock, at a public offering price to the October 28 Investors of $28.30 per share.

In connection with the October 28 Offering, the Company issued the Placement Agent V Warrants, exercisable to purchase 5,730 shares of Common Stock, representing 5% of the October 28 Shares purchased at the closing of the October 28 Offering, for an aggregate purchase price of $100.00, at an exercise price of $35.375 per share, which is equal to 125% of the October 28 Share Offering Price.

The holders of the Placement Agent V Warrants may exercise the Placement Agent V Warrants by making a cash payment equal to the exercise price multiplied by the quantity of shares. The holders of the Placement Agent V Warrants may also exercise the Placement Agent V Warrants on a cashless or “net issuance” basis by receiving a net number of shares calculated pursuant to the formula set forth in the Placement Agent V Warrants. The Placement Agent V Warrants are subject to anti-dilution adjustments for stock dividends, stock splits, and reverse stock splits. Pursuant to the terms of the Placement Agent V Warrants, the holders of the Placement Agent V Warrants are entitled to piggyback registration rights if the Company proposes to file a new registration statement under the Securities Act, subject to certain limitations.

Item 16. Exhibits

A list of the exhibits filed with this registration statement on Form S-1 is set forth on the Exhibit Index and is incorporated herein by reference.

		Incorporated by Reference
Exhibit No.	Description	Form	File No.	Date Filed	Exhibit No.	Filed Herewith
1.1*	Form of Underwriting Agreement
2.1	Agreement and Plan of Merger, dated April 11, 2016, among the Company, LAT Acquisition Corp and LAT Pharma, LLC	8-K	000-55292	April 15, 2016*	2.1
3.1	Articles of Incorporation of Company as filed with the Secretary of State of Nevada	S-1	333-190635	August 15, 2013	3.1
3.2	Certificate of Amendment to Articles of Incorporation	8-K	000-55292	July 22, 2016	3.1
3.3	Certificate of Amendment to Articles of Incorporation	Schedule 14C	000-55292	July 13, 2018	Appendix A
3.4	Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock	8-K	000-55292	July 3, 2018	3.1
3.5	Certificate of Amendment to Articles of Incorporation	S-1	333-231136	November 22, 2019	3.6
3.6	Amended and Restated Bylaws of Company, dated June 16, 2020	10-Q	001-39015	November 10, 2021	3.5
3.7	First Amendment to the Amended and Restated Bylaws of the Company, dated March 12, 2023	8-K	001-39015	March 13, 2023	3.1
3.8	Certificate of Change	8-K	001-39015	August 1, 2024	3.1
3.9	Termination of Amendment/Certificate	8-K/A	001-39015	August 6, 2024	3.1
3.10	Certificate of Amendment	8-K/A	001-39015	August 6, 2024	3.1

4.1	Specimen Certificate representing shares of Class A Common Stock	S-1	333-231136	April 26, 2019	4.1
4.2	Form of Warrant	8-K	001-39015	September 25, 2019	4.2
4.3	Form of 10% OID Convertible Delayed Draw Debenture	8-K	001-39015	September 25, 2019	4.1
4.4	Form of Common Stock Purchase Warrant	8-K/A	001-39015	July 18, 2022	4.1
4.5	Form of Warrant to Purchase Shares of Class A Common Stock of the Company	8-K	001-39015	December 1, 2021	10.3
4.6	Form of Pre-Funded Common Stock Purchase Warrant	8-K	001-39015	March 4, 2024	4.1
4.7	Form of Common Stock Purchase Warrant	8-K	001-39015	March 4, 2024	4.2
4.8	Form of Placement Agent’s Warrant Agreement	8-K	001-39015	March 4, 2024	4.3
4.9	Form of Pre-Funded Common Stock Purchase Warrant	8-K	001-39015	September 24, 2024	4.1
4.10	Form of Common Stock Purchase Warrant	8-K	001-39015	September 24, 2024	4.2
4.11	Form of Placement Agent’s Warrant Agreement	8-K	001-39015	September 24, 2024	4.3
4.12	Form of Common Stock Purchase Warrant	8-K	001-39015	October 22, 2024	4.1
4.13	Form of Placement Agent’s Warrant Agreement	8-K	001-39015	October 22, 2024	4.2
4.14	Form of Common Stock Purchase Warrant	8-K	001-39015	October 24, 2024	4.1
4.15	Form of Placement Agent’s Warrant Agreement	8-K	001-39015	October 24, 2024	4.2
4.16	Form of Placement Agent’s Warrant Agreement	8-K	001-39015	October 29, 2024	4.1
4.17*	Form of Pre-Funded Common Stock Purchase Warrant
4.18*	Form of Common Stock Purchase Warrant
4.19*	Form of Representative’s Warrant Agreement (included as Exhibit A to Exhibit 1.1)
4.20*	Form of Warrant Agent Agreement
5.1*	Opinion of Fennemore Craig, P.C.
5.2*	Opinion of McGuireWoods LLP
10.1	BioVie Inc. 2019 Omnibus Equity Incentive Plan	Schedule 14C	000-55292	May 8, 2019	Appendix D
10.2	Asset Purchase Agreement, dated April 27, 2021, among the Company, NeurMedix, Inc. and Acuitas Group Holdings, LLC	8-K	001-39015	April 27, 2021	2.1
10.3	Amendment No. 1 of the Asset Purchase Agreement, dated May 9, 2021, among the Company, NeurMedix, Inc. and Acuitas Group Holdings, LLC	8-K	001-39015	May 10, 2021	2.2
10.4	Amendment No. 2 to the Asset Purchase Agreement, dated January 13, 2023, among the Company, Acuitas Group Holdings, LLC and Acuitas Group Holdings, LLC	10-Q	001-39015	May 12, 2023	10.1
10.5	Employment Offer & Agreement, between Chris Reading and the Company, dated June 18, 2021	10-Q	001-39015	November 10, 2021	10.14

10.6	Employment Offer & Agreement, between Clarence Ahlem and the Company, dated June 18, 2021	10-Q	001-39015	November 10, 2021	10.15
10.7	Employment Offer & Agreement, between Joanne Wendy Kim and the Company, dated June 26, 2021	10-Q	001-39015	November 10, 2021	10.16
10.8	Employment Offer & Agreement, between Penelope Markham and the Company, dated September 7, 2021	10-Q	001-39015	November 10, 2021	10.17
10.9	Employment Offer & Agreement, between Joseph Palumbo and the Company, dated September 3, 2021	10-Q	001-39015	November 10, 2021	10.18
10.10	Loan and Security Agreement, dated November 30, 2021, among the Company, Avenue Venture Opportunities Fund II, L.P. and Avenue Venture Opportunities Fund, L.P.	8-K	001-39015	December 1, 2021	10.1
10.11	Supplement to Loan and Security Agreement, dated November 30, 2021, among the Company, Avenue Venture Opportunities Fund II, L.P. and Avenue Venture Opportunities Fund, L.P.	8-K	001-39015	December 1, 2021	10.2
10.12	Securities Purchase Agreement, dated July 15, 2022, by and between the Company and Acuitas Group Holdings, LLC	8-K/A	001-39015	July 18, 2022	10.1
10.13	Controlled Equity OfferingSM Sales Agreement, dated August 31, 2022, among the Company, Cantor Fitzgerald & Co. and B. Riley Securities, Inc.	8-K	001-39015	August 31, 2022	1.1
10.14	Amended and Restated Registration Rights Agreement, dated August 15, 2022, by and between BioVie Inc. and Acuitas Group Holdings, LLC	10-Q	001-39015	November 4, 2022	10.2
21.1*	List of Subsidiaries
23.1	Consent of EisnerAmper LLP					X
23.2*	Consent of Fennemore Craig, P.C. (included in Exhibit 5.1)
23.3*	Consent of McGuireWoods LLP (included in Exhibit 5.2)
24.1*	Power of Attorney (included on the signature page to the initial filing of this Registration Statement on Form S-1)
107*	Filing Fee Table

*	Previously filed.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

a.	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

b.	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§ 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee Tables” or “Calculation of Registration Fee” table, as applicable, in the effective registration statement; and

c.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i), (ii), and (iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)) that are incorporated by reference in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

a.	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) (§ 230.424(b)(3) of this chapter) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

b.	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) (§ 230.424(b)(2), (b)(5), or (b)(7) of this chapter) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) (§ 230.415(a)(1)(i), (vii), or (x) of this chapter) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

a.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§ 230.424 of this chapter);

b.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

c.	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

d.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)	That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)	That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(8)	That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Carson City, State of Nevada, on July 11, 2025.

BIOVIE INC.

By:	/s/ Cuong Do
Cuong Do
President and Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Cuong Do	President and Chief Executive Officer, Director	July 11, 2025
Cuong Do	(Principal Executive Officer)

*	Chief Financial Officer	July 11, 2025
Joanne Wendy Kim	(Principal Financial Officer and Principal Accounting Officer)

*	Chairman of the Board of Directors	July 11, 2025
Jim Lang

*	Director	July 11, 2025
Sigmund Rogich

*	Director	July 11, 2025
Michael Sherman

*	By:	/s/ Cuong Do
Cuong Do Attorney-In-Fact